UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**August 21 2009**
(DATE OF EARLIEST EVENT REPORTED)	**August 18, 2009**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On August 18, 2009, Boardwalk Pipeline Partners, LP (the "Partnership"), a Delaware limited partnership, and Boardwalk Pipelines, LP ("Boardwalk Pipelines"), a wholly-owned subsidiary of the Partnership, announced that they had entered into an Underwriting Agreement (the "Underwriting Agreement") with J.P. Morgan Securities, Inc, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC (the "Underwriters") with respect to the issue and sale by Boardwalk Pipelines of $350.0 million in aggregate principal amount of its 5.75% Senior Notes due 2019 (the "Notes"), in an underwritten public offering (the "Debt Offering"). The Notes sold in the Debt Offering were registered under the Securities Act of 1933, as amended (the "Act"), pursuant to a shelf registration statement on Form S-3 (File No. 333-141058). A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this report and is incorporated by reference herein.

The Notes were issued pursuant to an indenture, dated as of August 21, 2009 (the "Base Indenture"), between Boardwalk Pipelines, as issuer, the Partnership, as guarantor, and the Bank of New York Mellon Trust Company, N.A. as trustee (the "Trustee"), as amended and supplemented by the First Supplemental Indenture thereto dated August 21, 2009, (the "First Supplemental Indenture" and together with the Base Indenture, the "Indenture") between Boardwalk Pipelines, the Partnership and the Trustee. Copies of the Base Indenture and First Supplemental Indenture are filed herewith as Exhibits 4.1 and 4.2, respectively, to this report and are incorporated by reference herein.

Closing of the Debt Offering occurred on August 21, 2009. Boardwalk Pipelines used a portion of the net proceeds from the issuance of the Notes to repay $100.0 million of borrowings under Boardwalk Pipelines' Subordinated Loan Agreement with Boardwalk Pipelines Holding Corp, a wholly-owned subsidiary of Loews Corporation, and expects to use the remainder of the net proceeds to fund a portion of the cost of its expansion projects, either directly, or indirectly by increasing the borrowing capacity available to fund such projects through repayment of indebtedness under its revolving credit facility.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

As described above, on August 18, 2009, Boardwalk Pipelines completed its offering of $350.0 million in aggregate principal amount of the Notes, which are unconditionally guaranteed on a senior unsecured basis by the Partnership. The Notes were registered under the Act as described in Item 1.01 above.

Interest on the Notes will accrue from August 18, 2009, and will be payable semi-annually on March 15 and September 15 of each year, beginning on March 15, 2010, until the Notes mature on September 15, 2019. Boardwalk Pipelines may redeem some or all of the Notes at any time or from time to time pursuant to the terms of the Indenture.

The Indenture contains covenants that will limit the ability of Boardwalk Pipelines, and its subsidiaries to, among other things, create liens, enter into sale-leaseback transactions, sell assets or merge with other entities. The Indenture does not restrict Boardwalk Pipelines or its subsidiaries from incurring additional indebtedness, paying distributions on its equity interests or purchasing or redeeming their equity interests, nor does it require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provisions that would require Boardwalk Pipelines to repurchase or redeem or otherwise modify the terms of the Notes upon a change in control or other events involving Boardwalk Pipelines. Events of default under the Indenture include (i) a default in the payment of principal of the Notes or, following a period of 30 days, of interest, (ii) a breach of Boardwalk Pipelines' covenants or warranties under the Indenture or the Partnership's under its guarantee, (iii) certain events of bankruptcy, insolvency or liquidation involving Boardwalk Pipelines, the Partnership or any Significant Subsidiary and (iv) any payment default or acceleration of indebtedness of Boardwalk Pipelines, the Partnership or any subsidiary of Boardwalk Pipelines if the total amount of such indebtedness unpaid or accelerated exceeds $50.0 million.

The descriptions set forth above in Item 1.01 and this Item 2.03 are qualified in their entirety by the Underwriting Agreement, the Base Indenture and the First Supplemental Indenture (including the forms of Note attached thereto) and related documents, copies of which are filed as exhibits to this report and are incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

1.1   Underwriting Agreement, dated August 18, 2009, by and among J. P. Morgan Securities Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC and Boardwalk Pipeline Partners, LP and Boardwalk Pipelines, LP.

4.1   Indenture, dated August 21, 2009, by and among Boardwalk Pipelines, LP, as issuer, Boardwalk Pipeline Partners, LP, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.2   First Supplemental Indenture dated August 21, 2009, by and among Boardwalk Pipelines, LP, as issuer, Boardwalk Pipeline Partners, LP, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1   Opinion of Vinson & Elkins L.L.P. as to the legality of the Senior Notes.

12.1   Computation of Ratio of Earnings to Fixed Charges.

23.1   Consent of Vinson & Elkins L.L.P. (included in its opinion filed as Exhibit 5.1).


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP


By: Boardwalk GP LLC,
its General Partner

By: */s/ Jamie L. Buskill*
Jamie L. Buskill
Chief Financial Officer

Dated: August 21, 2009

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement, dated August 18, 2009, by and among J. P. Morgan Securities Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC and Boardwalk Pipeline Partners, LP and Boardwalk Pipelines, LP.
4.1	Indenture, dated August 21, 2009, by and among Boardwalk Pipelines, LP, as issuer, Boardwalk Pipeline Partners, LP, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.
4.2	First Supplemental Indenture dated August 21, 2009, by and among Boardwalk Pipelines, LP, as issuer, Boardwalk Pipeline Partners, LP, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.
5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the Senior Notes.
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Vinson & Elkins L.L.P. (included in its opinion filed as Exhibit 5.1).

EXHIBIT 1.1   EXECUTION VERSION

$350,000,000

BOARDWALK PIPELINES, LP

5.75% Senior Notes due 2019

<u>**UNDERWRITING AGREEMENT**</u>

August 18, 2009

J.P. MORGAN SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters
named in <u>Schedule 1</u> hereto

c/o J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017

Ladies and Gentlemen:

Boardwalk Pipelines, LP, a Delaware limited partnership (the "**Operating Partnership**"), proposes to sell to the underwriters named in <u>Schedule 1</u> hereto (the "**Underwriters**"), for whom J.P Morgan Securities Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as the representatives (the "**Representatives**," and in the event that there are no underwriters named in <u>Schedule 1</u> hereto other than the Representatives, the term "Representatives" shall refer to the Underwriters), $350,000,000 aggregate principal amount of its 5.75% Senior Notes due 2019 (the "**Notes**"). The Operating Partnership's obligations under the Notes and the Indenture (as defined below) will be unconditionally guaranteed (the "**Guarantees**"), on a senior basis, by the Guarantor (as defined below). The Notes and the Guarantees are referred to herein as the "**Securities**." The Securities will be issued pursuant to the terms of an indenture (the "**Original Indenture**") among the Operating Partnership, as the issuer of the Notes, Boardwalk Pipeline Partners, LP, a Delaware limited partnership and the sole limited partner of the Operating Partnership (the "**Partnership**" or the "**Guarantor**" and, together with the Operating Partnership, the "**Issuers**"), as the guarantor of the Notes, and The Bank of New York Mellon Trust Company, N.A., as trustee (the "**Trustee**"), to be dated as of the Delivery Date, as supplemented by the First Supplemental Indenture, to be dated as of the Delivery Date (as defined in Section 4 hereof) (the "**First Supplemental Indenture**"). The Original Indenture, as so supplemented by the First Supplemental Indenture, is referred to herein as the "**Indenture**." This agreement (this "**Agreement**") is to confirm the agreement concerning the purchase of the Securities from the Partnership by the Underwriters. Capitalized terms used but not defined herein shall have the same meanings given them in the Partnership Agreement or the Prospectus (each as defined herein).

Boardwalk GP, LP, a Delaware limited partnership (the "**General Partner**"), serves as the sole general partner of the Partnership. Boardwalk GP, LLC, a Delaware limited liability company ("**BGL**"), serves as the sole general partner of the General Partner. Boardwalk Operating GP, LLC, a Delaware limited liability company ("**Operating GP**"), serves as the sole general partner of the Operating Partnership. Each of the Operating GP, the Operating Partnership, Texas Gas Transmission, LLC, a Delaware limited liability company ("**Texas Gas**"), GS Pipeline Company, LLC, a Delaware limited liability company ("**Gulf South GP**"), Gulf South Pipeline Company, LP, a Delaware limited partnership ("**Gulf South**"), and Gulf Crossing Pipeline Company, LLC, a Delaware limited liability company ("**Gulf Crossing**"), is sometimes referred to herein as a "**Subsidiary**," and they are sometimes collectively referred to herein as the "**Subsidiaries**." Each of BGL, the General Partner, the Partnership, the Operating GP and the Operating Partnership is sometimes referred to herein as a "**Partnership Party**," and they are sometimes collectively referred to herein as the "**Partnership Parties**." Each of the Partnership Parties and each of the Subsidiaries is sometimes referred to herein as a "**Partnership Entity**," and they are sometimes collectively referred to herein as the "**Partnership Entities**."

1. *Representations, Warranties and Agreements of the Partnership Parties*. Each Partnership Party jointly and severally represents, warrants and agrees that:

(a) A registration statement on Form S-3 relating to the Securities (File No. 333-141058) (i) has been prepared by the Issuers in conformity with the requirements of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations (the "**Rules and Regulations**") of the Securities and Exchange Commission (the "**Commission**") thereunder; (ii) has been filed with the Commission under the Securities Act; and (iii) is effective under the Securities Act. Copies of such registration statement and any amendment thereto (including all documents incorporated by reference in each prospectus contained therein) have been delivered by the Issuers to the Underwriters. As used in this Agreement,

(i) "**Applicable Time**" means 3:45 p.m. (New York City time) on August 18, 2009;

(ii) "**Base Prospectus**" means the base prospectus filed as part of the Registration Statement, in the form in which it has most recently been amended on or prior to the date hereof, relating to the Securities;

(iii) "**Effective Date**" means any date as of which any part of such registration statement relating to the Securities became, or is deemed to have become, effective under the Securities Act in accordance with the Rules and Regulations;

(iv) "**Issuer Free Writing Prospectus**" means each "free writing prospectus" (as defined in Rule 405 of the Rules and Regulations) prepared by or on behalf of the Issuers or used or referred to by the Issuers in connection with the offering of the Securities, including the final term sheet prepared pursuant to Section 5(a)(ii) hereof and attached to this Agreement in <u>Schedule 3</u> hereto;

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(v) "**Preliminary Prospectus**" means any preliminary prospectus included in such registration statement or filed with the Commission by the Issuers pursuant to Rule 424(b) of the Rules and Regulations, including any preliminary prospectus supplement thereto relating to the Securities;

(vi) "**Pricing Disclosure Package**" means, as of the Applicable Time, the Base Prospectus and the most recent Preliminary Prospectus, together with each Issuer Free Writing Prospectus identified on <u>Schedule 4</u> hereto, other than a road show that is an Issuer Free Writing Prospectus but is not required to be filed under Rule 433 of the Rules and Regulations;

(vii) "**Prospectus**" means the final prospectus relating to the Securities, including the Base Prospectus and any prospectus supplement thereto relating to the Securities, as filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations; and

(viii) "**Registration Statement**" means, collectively, the various parts of such registration statement, including all exhibits thereto, each as amended as of the Effective Date for such part, including any Preliminary Prospectus or the Prospectus and all exhibits to such registration statement.

Any reference to the Registration Statement, Base Prospectus, the Pricing Disclosure Package, any Preliminary Prospectus, or the Prospectus shall be deemed to refer to and include any documents incorporated by reference therein pursuant to Form S-3 under the Securities Act. Any reference to the "**most recent Preliminary Prospectus**" shall be deemed to refer to the latest Preliminary Prospectus included in the Registration Statement or filed pursuant to Rule 424(b) of the Rules and Regulations prior to or on the date hereof (including, for purposes hereof, any documents incorporated by reference therein prior to or on the date hereof). Any reference to any amendment or supplement to the Pricing Disclosure Package, any Preliminary Prospectus, or the Prospectus shall be deemed to refer to and include any document filed under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), after the date of the Pricing Disclosure Package, the Preliminary Prospectus, or the Prospectus, as the case may be, and incorporated by reference in the Pricing Disclosure Package or the Prospectus, as the case may be; and any reference to any amendment to the Registration Statement shall be deemed to include any periodic or current report of the Partnership filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act after the Effective Date and that is incorporated by reference in the Registration Statement. The Commission has not issued any order preventing or suspending the use of the Pricing Disclosure Package, any Preliminary Prospectus, or the Prospectus or suspending the effectiveness of the Registration Statement, and no proceeding for such purpose has been instituted or threatened by the Commission. The Commission has not notified the Issuers of any objection to the use of the form of the Registration Statement.

(b) The Partnership was, (i) at the time of filing of the Registration Statement and (ii) at the time of the most recent amendment thereto (whether by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange

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Act, or form of prospectus) for purposes of complying with Section 10(a)(3) of the Securities Act (or, if any such amendment was not made within the time period required by Section 10(a)(3) of the Securities Act, at the date on which such amendment was required), a "well-known seasoned issuer" (as defined in Rule 405 of the Rules and Regulations). Neither of the Issuers was, at the earliest time after the filing of the Registration Statement at which the Issuers or another offering participant made a bona fide offer (including, without limitation, through the use of a free writing prospectus) relating to the Securities, an "ineligible issuer" (as defined in Rule 405 of the Rules and Regulations). The Registration Statement is an "automatic shelf registration statement" (as defined in Rule 405 of the Rules and Regulations) and was filed not earlier than the date that is three years prior to the Delivery Date, and the offering of the Securities meets the requirements under the instructions for the use of Form S-3 to be registered on an "automatic shelf registration statement."

(c)   The Registration Statement conformed and will conform in all material respects on the Effective Date and on the Delivery Date, and any amendment to the Registration Statement filed after the date hereof will conform in all material respects when filed, to the requirements of the Securities Act and the Rules and Regulations. The most recent Preliminary Prospectus conformed and the Prospectus will conform in all material respects, when filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations and on the Delivery Date, to the requirements of the Securities Act and the Rules and Regulations. The documents incorporated by reference into the Pricing Disclosure Package, any Preliminary Prospectus, or the Prospectus conformed or will conform, at the time they were or are filed with the Commission, in all material respects to the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the Commission thereunder.

(d)   The Registration Statement did not, as of the Effective Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with written information furnished to the Issuers by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 8(e) hereof.

(e)   The Prospectus and any amendment or supplement thereto did not, as of its date, and will not, as of the Delivery Date, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Prospectus in reliance upon and in conformity with written information furnished to the Issuers by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 8(e) hereof.

(f)   The documents incorporated by reference into the Registration Statement, the Pricing Disclosure Package, any Preliminary Prospectus, or the Prospectus did not, and any further documents filed and incorporated by reference will not, at the time they

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were or are filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (and in the case of documents incorporated by reference into the Pricing Disclosure Package or the Prospectus, in the light of the circumstances under which they were made) not misleading.

(g)   The Pricing Disclosure Package did not, as of the Applicable Time, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Pricing Disclosure Package in reliance upon and in conformity with written information furnished to the Issuers by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 8(e) hereof.

(h)   Each Issuer Free Writing Prospectus (including, without limitation, any road show that is a free writing prospectus under Rule 433 of the Rules and Regulations), when considered together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i)   Each Issuer Free Writing Prospectus conformed or will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations on the date of first use, and the Issuers have complied with all prospectus delivery and any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Rules and Regulations. The Issuers have not made any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representatives. The Issuers have retained in accordance with the Rules and Regulations all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Rules and Regulations.

(j)   Each of the General Partner, the Partnership, the Operating Partnership and Gulf South has been duly formed and is validly existing and in good standing as a limited partnership under the Delaware Revised Uniform Limited Partnership Act (the "**Delaware LP Act**"), has the full partnership power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at the Delivery Date will be, duly registered or qualified to do business and in good standing as a foreign limited partnership in each jurisdiction listed opposite its name in Schedule 2 hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a material adverse effect on the condition (financial or other), results of operations, securityholders' equity, properties, business or prospects of the Partnership Entities (other than the General Partner and BGL), taken as a whole (a "**Material Adverse Effect**") or (ii) subject the limited partners of the Partnership to any material liability or disability.

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(k)   Each of BGL, Operating GP, Texas Gas, Gulf South GP and Gulf Crossing has been duly formed and is validly existing and in good standing as a limited liability company under the Delaware Limited Liability Company Act (the "**Delaware LLC Act**"), has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at the Delivery Date will be, duly registered or qualified to do business and in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule 2 hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a Material Adverse Effect or (ii) subject the limited partners of the Partnership to any material liability or disability.

(l)   Relying solely on documents filed by Loews Corporation, a Delaware corporation ("**Loews**"), under Section 13(d) of the Exchange Act, Loews indirectly owns a 100% limited liability company interest in BGL; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of BGL (as the same may be amended on or prior to the Delivery Date, the "**BGL LLC Agreement**") and is fully paid (to the extent required under the BGL LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act).

(m)   BGL is the sole general partner of the General Partner, with a 0.001% general partner interest in the General Partner; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of the General Partner (as the same may be amended on or prior to the Delivery Date, the "**GP Partnership Agreement**"); and BGL owns such general partner interest free and clear of all liens, encumbrances, security interests, equities, charges or claims (collectively, "**Liens**").

(n)   The General Partner is the sole general partner of the Partnership, with a 2.0% general partner interest in the Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the Third Amended and Restated Agreement of Limited Partnership of the Partnership (as the same may be amended on or prior to the Delivery Date, the "**Partnership Agreement**"); and the General Partner owns such general partner interest free and clear of all Liens. The General Partner owns all of the Incentive Distribution Rights (as defined in the Partnership Agreement); all of such Incentive Distribution Rights have been duly and validly authorized and issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in the Base Prospectus under the caption "The Partnership Agreement—Limited Liability"); the General Partner owns all of such Incentive Distribution Rights free and clear of all Liens; and such Incentive Distribution Rights conform to the descriptions thereof contained in the Pricing Disclosure Package.

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(o)   Relying solely on documents filed by Loews under Section 13(d) of the Exchange Act, Loews indirectly owns 22,866,667 Class B Units representing limited partner interests in the Partnership ("**Class B Units**") and 114,219,466 Common Units (such Class B Units and Common Units, the "**Sponsor Units**"); all of such Sponsor Units have been duly and validly authorized and issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in the Base Prospectus under the caption "The Partnership Agreement—Limited Liability"); and such Sponsor Units conform to the descriptions thereof contained in each of the Pricing Disclosure Package and the Prospectus.

(p)   The Partnership owns a 100% limited liability company interest in Operating GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Operating GP (as the same may be amended on or prior to the Delivery Date, the "**Operating GP LLC Agreement**") and is fully paid (to the extent required under the Operating GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Partnership owns such limited liability company interest free and clear of all Liens (except for such Liens as are not individually or in the aggregate, material to such ownership or as described in the Pricing Disclosure Package).

(q)   Operating GP is the sole general partner of the Operating Partnership, with a 0.001% general partner interest in the Operating Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of the Operating Partnership (as the same may be amended on or prior to the Delivery Date, the "**Operating Partnership Agreement**"); and Operating GP owns such general partner interest free and clear of all Liens. The Partnership is the sole limited partner of the Operating Partnership, with a 99.999% limited partner interest in the Operating Partnership; such limited partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement and is fully paid (to the extent required under the Operating Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act); and the Partnership owns such limited partner interest free and clear of all Liens (except for such Liens as are not individually or in the aggregate, material to such ownership or as described in the Pricing Disclosure Package).

(r)   The Operating Partnership owns a 100% limited liability company interest in Texas Gas; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Texas Gas (as the same may be amended on or prior to the Delivery Date, the "**Texas Gas LLC Agreement**") and is fully paid (to the extent required under the Texas Gas LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens (except for such

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Liens as are not individually or in the aggregate, material to such ownership or as described in the Pricing Disclosure Package).

(s)   The Operating Partnership owns a 100% limited liability company interest in Gulf South GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Gulf South GP (as the same may be amended on or prior to the Delivery Date, the "**Gulf South GP LLC Agreement**") and is fully paid (to the extent required under the Gulf South GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens (except for such Liens as are not individually or in the aggregate, material to such ownership or as described in the Pricing Disclosure Package).

(t)   Gulf South GP is the sole general partner of Gulf South, with a 1.0% general partner interest in Gulf South; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of Gulf South (as the same may be amended on or prior to the Delivery Date, the "**Gulf South Partnership Agreement**"); and Gulf South GP owns such general partner interest free and clear of all Liens. The Operating Partnership is the sole limited partner of Gulf South, with a 99.0% limited partner interest in Gulf South; such limited partner interest has been duly and validly authorized and issued in accordance with the Gulf South Partnership Agreement and is fully paid (to the extent required under the Gulf South Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act); and the Operating Partnership owns such limited partner interest free and clear of all Liens (except for such Liens as are not individually or in the aggregate, material to such ownership or as described in the Pricing Disclosure Package).

(u)   The Operating Partnership owns a 100% limited liability company interest in Gulf Crossing; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Gulf Crossing (as the same may be amended on or prior to the Delivery Date, the "**Gulf Crossing LLC Agreement**") and is fully paid (to the extent required under the Gulf Crossing LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens (except for such Liens as are not individually or in the aggregate, material to such ownership or as described in the Pricing Disclosure Package).

(v)   Other than (i) BGL's ownership of a 0.001% general partner interest in the General Partner, (ii) the General Partner's ownership of a 2% general partner interest in the Partnership, (iii) the General Partner's ownership of all of the Incentive Distribution Rights, (iv) the Partnership's ownership of a 100% limited liability company interest in Operating GP, (v) the Partnership's ownership of a 99.999% limited partner interest in the Operating Partnership, (vi) Operating GP's ownership of a 0.001% general partner interest in the Operating Partnership, (vii) the Operating Partnership's ownership of a

100% limited liability company interest in Texas Gas, (viii) the Operating Partnership's ownership of a 100% limited liability company interest in Gulf South GP, (ix) the Operating Partnership's ownership of a 99% limited partner interest in Gulf South, (x) Gulf South GP's ownership of a 1% general partner interest in Gulf South and (xi) the Operating Partnership's ownership of a 100% limited liability company interest in Gulf Crossing, no Partnership Entity owns, directly or indirectly, any equity or short- or long-term debt securities (other than intercompany advances, notes among the Partnership and the Subsidiaries, and the bonds issued by the Mississippi Business Finance Corporation pursuant to the Bond Purchase Agreement as described on the Partnership's Current Report on Form 8-K filed on December 9, 2008) of any corporation, partnership, limited liability company, joint venture, association or other entity.

(w)   Except as described in the Pricing Disclosure Package or provided for in the Partnership Agreement, there are no contracts, agreements or understandings between any Partnership Party and any person granting such person the right to require the Issuers to file a registration statement under the Securities Act with respect to any securities of the Issuers owned or to be owned by such person, or to require the Issuers to include such securities with the Securities registered pursuant to the Registration Statement or in any securities registered or to be registered pursuant to any other registration statement filed by or required to be filed by the Issuers under the Securities Act.

(x)   On the Delivery Date, the Issuers will have all requisite power and authority to issue, sell and deliver the Securities in accordance with and upon the terms and conditions set forth in this Agreement, the Indenture, the Partnership Agreement, the Operating Partnership Agreement, the Pricing Disclosure Package and the Prospectus. On the Delivery Date, all corporate, partnership or limited liability company action, as the case may be, required to be taken by the Partnership Parties or any of their stockholders, members or partners for the authorization, issuance, sale and delivery of the Securities, the execution and delivery by the Partnership Parties of this Agreement, the Securities and the Indenture (collectively, the "**Debt Documents**") and the consummation of the transactions contemplated by the Debt Documents shall have been validly taken.

(y)   This Agreement has been duly and validly authorized, executed and delivered by the Partnership Parties.

(z)   The Indenture has been duly authorized by the Issuers and duly qualified under the Trust Indenture Act of 1939 (the "**Trust Indenture Act**") and, when duly executed and delivered by the Issuers and the Trustee, will constitute a valid and binding agreement of the Issuers, enforceable against the Issuers in accordance with its terms, *provided* that the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws related to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and *provided, further*, that the indemnity, contribution and exoneration provisions contained therein may limited by applicable laws and public policy.

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(aa)   The Notes have been duly authorized and, at the Delivery Date, will have been duly executed by the Operating Partnership and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Operating Partnership, enforceable against the Operating Partnership in accordance with their terms, *provided* that the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws related to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and *provided, further*, that the indemnity, contribution and exoneration provisions contained therein may limited by applicable laws and public policy, and will be in the form contemplated by, and entitled to the benefits of, the Indenture.   The Guarantees have been duly authorized by the Partnership for issuance and sale to the Underwriters as part of the Securities pursuant to this Agreement and, when the Notes are duly executed by the Operating Partnership and authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Partnership, enforceable against the Partnership in accordance with their terms, *provided* that the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws related to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and *provided, further*, that the indemnity, contribution and exoneration provisions contained therein may limited by applicable laws and public policy, and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(bb)   The Securities and the Indenture will conform in all material respects to the respective statements relating thereto contained in the Pricing Disclosure Package and the Prospectus and will be in substantially the respective forms filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement.

(cc)   None of the offering, issuance and sale by the Issuers of the Securities and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in each of the Pricing Disclosure Package and the Prospectus, the execution, delivery and performance of the Debt Documents by the Partnership Parties that are parties thereto, or the consummation of the transactions contemplated by the Debt Documents (i) conflicts or will conflict with, or constitutes or will constitute a violation of, the certificate or agreement of limited partnership, certificate of formation, limited liability company agreement or other organizational documents of any Partnership Party, (ii) conflicts or will conflict with, or constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which any of the Partnership Entities is a party, by which any of them is bound or to which any of their respective properties or assets is subject, (iii) violates or will violate any statute, law, ordinance, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which any of the Partnership Entities or any of their respective properties or

10

assets may be subject or (iv) will result in the creation or imposition of any Lien upon any property or assets of any Partnership Entity which conflicts, breaches, violations, defaults or Liens, in the case of clauses (ii), (iii) or (iv), would, individually or in the aggregate, have a Material Adverse Effect.

(dd)   Except for the qualification of the Indenture under the Trust Indenture Act, the registration of the Securities under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws in connection with the purchase and sale of the Securities by the Underwriters, no consent, approval, authorization or order of, or filing or registration with, any court or governmental agency or body to which any of the Partnership Parties or any of their respective properties or assets is subject is required for the execution, delivery and performance of the Debt Documents by the Partnership Parties that are parties thereto, the consummation of the transactions contemplated by the Debt Documents and the application of the proceeds from the sale of the Securities as described under the caption "Use of Proceeds" in each of the Pricing Disclosure Package and the Prospectus.

(ee)   (i) The Partnership Agreement has been duly authorized, executed and delivered by the General Partner and is a valid and legally binding agreement of the General Partner, enforceable against the General Partner in accordance with its terms; and (ii) each of the Organizational Documents (other than the Partnership Agreement) has been duly authorized, executed and delivered by the respective Partnership Entity or Entities thereto and is a valid and legally binding agreement of such Partnership Entity or Entities, enforceable against such parties in accordance with the terms of each of such Organizational Documents; *provided* that in each case the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws related to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and *provided, further*, that the indemnity, contribution and exoneration provisions contained in any such agreements may limited by applicable laws and public policy.   "**Organizational Documents**" means, collectively, the GP Partnership Agreement, the Partnership Agreement, the Operating Partnership Agreement, the Gulf South Partnership Agreement, the BGL LLC Agreement, the Operating GP LLC Agreement, the Texas Gas LLC Agreement, the Gulf South GP LLC Agreement and the Gulf Crossing LLC Agreement.

(ff)   The historical consolidated financial statements (including the related notes and supporting schedules) included in, or incorporated by reference into, the Pricing Disclosure Package and the Prospectus (and any amendment or supplement thereto) comply as to form in all material respects with the requirements of Regulation S-X of the Commission and present fairly in all material respects the financial position, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein at the respective dates or for the respective periods to which they apply, and, except as otherwise disclosed in the Pricing Disclosure Package and the Prospectus, have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved. Any summary historical

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information set forth in the Pricing Disclosure Package and the Prospectus (and any amendment or supplement thereto) is accurately presented in all material respects and prepared on a basis consistent with the audited and unaudited historical consolidated financial statements from which it has been derived.

(gg)   Deloitte & Touche LLP, who have certified certain financial statements of the Partnership, whose reports are incorporated by reference in each of the Pricing Disclosure Package and the Prospectus and who have delivered the initial letter referred to in Section 7(g) hereof, are an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and were such during the periods covered by the financial statements on which they reported.

(hh)   Each Partnership Entity has good and indefeasible title to all real property and good title to all personal property contemplated as owned or to be owned by it in each of the Pricing Disclosure Package and the Prospectus, in each case free and clear of all Liens, except as described in the Pricing Disclosure Package or that would not materially affect the value of such property and would not materially interfere with the use made and proposed to be made of such property as described in each of the Pricing Disclosure Package and the Prospectus. With respect to title to pipeline rights-of-way, none of the Partnership Entities has received any actual notice or claim from any owner of land upon which any pipeline that is owned by any Subsidiary is located that such entity does not have sufficient title to enable it to use and occupy the pipeline rights-of-way as they have been used and occupied in the past and are proposed to be used and occupied in the future as described in each of the Pricing Disclosure Package and the Prospectus, except where such failure to have sufficient title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All assets held under lease or license by the Partnership Entities are held under valid, subsisting and enforceable leases or licenses, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially interfere with the use made and proposed to be made of such assets as they have been used in the past and are proposed to be used in the future as described in each of the Pricing Disclosure Package and the Prospectus.

(ii)   Each Partnership Entity carries or is covered by insurance from insurers of recognized financial responsibility in such amounts and covering such risks as is reasonably adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries. All policies of insurance of each Partnership Entity are in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; each Partnership Entity is in compliance with the terms of such policies in all material respects; and no Partnership Entity has received notice from any insurer or agent of such insurer that any material capital improvements or other expenditures are required or necessary to be made in order to continue such insurance.

(jj)   Except as described in the Pricing Disclosure Package, there are no legal or governmental proceedings pending to which any Partnership Entity is a party or to which any property or asset of any Partnership Entity is subject that could reasonably be

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expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the performance of the Debt Documents or the consummation of the transactions contemplated thereby, and to the knowledge of the Partnership Parties, no such proceedings are threatened by governmental authorities or others. There are no legal or governmental proceedings pending that are required to be described in the Pricing Disclosure Package and the Prospectus that are not so described.

(kk)   There are no contracts or other documents that are required to be described in the Pricing Disclosure Package or the Prospectus or filed as exhibits to the Registration Statement or to a document incorporated by reference into the Pricing Disclosure Package or the Prospectus by the Securities Act or the Rules and Regulations that have not been so described in the Pricing Disclosure Package and the Prospectus or filed as exhibits to the Registration Statement or such incorporated document.

(ll)   The statements set forth in each of the Pricing Disclosure Package and the Prospectus under the captions "Summary—The Offering," "Description of Notes" and "Description of Debt Securities," insofar as they purport to constitute a summary of the terms of the Securities, and under the captions "Conflicts of Interest and Fiduciary Duties" and "Certain United States Federal Income Tax Considerations," insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate summaries in all material respects.

(mm) Except as described in the Pricing Disclosure Package, no labor disturbance by the employees of any Partnership Entity exists or, to the knowledge of the Partnership Parties, is imminent or threatened that could reasonably be expected to have a Material Adverse Effect.

(nn)   Since the date of the latest audited financial statements included in or incorporated by reference into the Pricing Disclosure Package, (i) no Partnership Entity has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, any labor dispute or any court or governmental action, order or decree, and (ii) there has not been any adverse change in the partners' capital, members' equity or short- or long-term debt of any Partnership Entity or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, securityholders' equity, properties, management, business or prospects of any Partnership Entity, in each case except as could not reasonably be expected to have a Material Adverse Effect or as set forth or contemplated in the Pricing Disclosure Package.

(oo)   From the date as of which information is given in the Pricing Disclosure Package through the date hereof, and except as may be disclosed in the Pricing Disclosure Package, none of the Partnership Entities has (i) issued or granted any securities, (ii) incurred any liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business, (iii) entered into any transaction not in the ordinary course of business or (iv) declared or paid any dividend or distribution on its capital stock or other equity interests.

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(pp)   Each Partnership Entity (i) makes and keeps accurate books and records and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of the Partnership's financial statements in conformity with accounting principles generally accepted in the United States and to maintain accountability for its assets, (C) access to the Partnership Entities' assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for the Partnership Entities' assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(qq)   The Partnership has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Partnership in the reports it files or submits under the Exchange Act is accumulated and communicated to management of the Partnership, including its principal executive officers and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(rr)   Since the date of the most recent balance sheet of the Partnership reviewed or audited by Deloitte & Touche LLP and the audit committee of the board of directors of BGL, (i) the Partnership Parties have not been advised of (A) any significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect the ability of the Partnership Entities to record, process, summarize and report financial data, or any material weaknesses in internal controls (whether or not remediated) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Partnership Entities, and (ii) since that date, there have been no changes in internal controls that have materially affected, or are reasonably likely to materially affect, internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(ss)   Each Partnership Entity subject to the Sarbanes-Oxley Act of 2002, and each of its directors and officers in their capacities as such, is in compliance in all material respects with such act.

(tt)   None of the Partnership Entities (i) is in violation of its certificate or agreement of limited partnership, certificate of formation or limited liability company agreement, certificate or articles of incorporation, bylaws or other organizational documents, (ii) is in breach of or default under any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party, by which it is bound or to which any of its properties or assets is subject (and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default), (iii) is in violation of any statute, law, ordinance, rule, regulation, order, judgment, decree or injunction of any court or

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governmental agency or body to which it or its property or assets may be subject or (iv) has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except, in the case of clauses (ii) or (iv), as could not reasonably be expected to have a Material Adverse Effect.

(uu)   Except as described in the Pricing Disclosure Package, the Partnership Entities (i) are in compliance with any and all applicable federal, state and local laws, regulations, ordinances, rules, orders, judgments, decrees or other legal requirements relating to the protection of human health and safety, the environment or natural resources or imposing liability or standards of conduct concerning any Hazardous Materials (as defined below) ("**Environmental Laws**"), (ii) have received, and as necessary maintained, all permits required of them under applicable Environmental Laws to conduct their respective businesses, (iii) are in compliance with all terms and conditions of any such permits and (iv) do not have any liability in connection with the release into the environment of any Hazardous Material, except where such noncompliance with Environmental Laws, failure to receive and maintain required permits, failure to comply with the terms and conditions of such permits or liability in connection with such releases could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The term "**Hazardous Material**" means (1) any "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("**CERCLA**"), (2) any "hazardous waste" as defined in the Resource Conservation and Recovery Act, as amended, (3) petroleum or any petroleum product, (4) any polychlorinated biphenyl and (5) any pollutant, contaminant or hazardous, dangerous or toxic chemical, material, waste or substance regulated under or within the meaning of any other Environmental Law. Except as described in the Pricing Disclosure Package, no Partnership Entity has been named as a "potentially responsible party" under CERCLA or any other similar Environmental Law, except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Except as described in the Pricing Disclosure Package, no Partnership Entity (A) is a party to any proceeding under Environmental Laws in which a governmental authority is also a party, other than proceedings regarding which it is believed that no monetary penalties in excess of $100,000 will be imposed, (B) has received notice of any potential liability for the disposal or release of any Hazardous Material, except where such liability could not reasonably be expected to have a Material Adverse Effect or (C) anticipates any material capital expenditures relating to Environmental Laws.

(vv)   Each Partnership Entity is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("**ERISA**"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which any Partnership Entity would have any liability; no Partnership Entity has incurred or expects to incur liability under (i) Title IV of ERISA with respect to the termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the

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"**Code**"); and each "pension plan" that is intended to be qualified under Section 401(a) of the Code and for which any Partnership Entity would have any liability is so qualified and nothing has occurred, whether by action or by failure to act, that would cause the loss of such qualification.

(ww) Each Partnership Entity has, or at the Delivery Date will have, such permits, consents, licenses, franchises, certificates and other approvals or authorizations of governmental or regulatory authorities ("**Permits**") as are necessary to own or lease its properties and to conduct its business in the manner described in each of the Pricing Disclosure Package and the Prospectus, except as disclosed in or specifically contemplated by the Pricing Disclosure Package or except for any failure to have any such Permit that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as described in the Pricing Disclosure Package, each Partnership Entity has fulfilled and performed all of its material obligations with respect to all such Permits, and no event has occurred that would prevent any such Permit from being renewed or reissued, that allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or that would result in any other impairment of the rights of the holder of any such Permit, except for any such non-renewal, revocation, termination or impairment that could not reasonably be expected to have a Material Adverse Effect.

(xx) The Partnership is not, and as of the Delivery Date and after giving effect to the application of the net proceeds of the offering of the Securities as described under the caption "Use of Proceeds" in the Pricing Disclosure Package and the Prospectus, the Partnership will not be, an "investment company" as defined in the Investment Company Act of 1940, as amended (the "**Investment Company Act**").

(yy) None of the Partnership Entities or, to the knowledge of the Partnership Parties, any of their affiliates has distributed, and prior to the later to occur of the Delivery Date and completion of the distribution of the Securities, none of the Partnership Entities or, to the knowledge of the Partnership Parties, any of their affiliates will distribute, any offering material in connection with the offering and sale of the Securities other than the Pricing Disclosure Package, any Preliminary Prospectus, the Prospectus, and any Issuer Free Writing Prospectus to which the Representatives have consented pursuant to Section 1(i) or 5(a)(viii) hereof.

(zz) None of the Partnership Entities or, to the knowledge of the Partnership Parties, any of their affiliates has taken, nor will any of the Partnership Entities or, to the knowledge of the Partnership Parties, any of their affiliates take, directly or indirectly, any action that has constituted, that was designed to cause or result in, or that could reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of any Partnership Party to facilitate the sale or resale of the Securities.

(aaa) Except for this Agreement, there are no contracts, agreements or understandings between the Issuers and any person that would give rise to a valid claim against the Issuers or any Underwriter for a brokerage commission, finder's fee or other

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like payment in connection with the offering and sale of the Securities contemplated by this Agreement.

Any certificate signed by or on behalf of any Partnership Party and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by each such Partnership Party, as to matters covered thereby, to each Underwriter.

2. *Purchase of the Securities by the Underwriters*. On the basis of the representations and warranties contained in, and subject to the terms and conditions of, this Agreement, the Issuers agree to sell the Securities to the several Underwriters, and each of the Underwriters, severally and not jointly, agrees to purchase from the Issuers the principal amount of Securities set forth opposite that Underwriter's name in <u>Schedule 1</u> hereto at a price equal to 99.163% of the principal amount thereof plus accrued interest, if any, from the Delivery Date.

The Issuers shall not be obligated to deliver any of the Securities except upon payment for all of the Securities to be purchased as provided herein.

3. *Offering of Securities by the Underwriters*. Upon authorization by the Representatives of the release of the Securities, the Underwriters propose to offer the Securities for sale upon the terms and conditions to be set forth in the Prospectus.

4. *Delivery of and Payment for the Securities*. Delivery of and payment for the Securities shall be made at the offices of Andrews Kurth LLP at 10:00 A.M., Eastern time, on the third full business day following the date of this Agreement or at such other date, time or place as shall be determined by agreement between the Representatives and the Issuers. This date and time are sometimes referred to as the "**Delivery Date**." On the Delivery Date, the Issuers shall deliver the Securities to the Representatives for the account of each Underwriter against payment by the several Underwriters of the aggregate purchase price of the Securities being sold by the Issuers to or upon the order of the Operating Partnership by wire transfer in immediately available funds to the accounts specified by the Operating Partnership. Time shall be of the essence, and delivery of the Securities at the time and place specified pursuant to this Agreement is a further condition of the obligation of each Underwriter hereunder. The Issuers shall deliver the Securities through the facilities of The Depository Trust Company, New York, New York ("**DTC**") unless the Representatives shall otherwise instruct. The Securities shall be evidenced by one or more certificates in global form registered in the name of Cede & Co., as DTC's nominee, and having an aggregate principal amount corresponding to the aggregate principal amount of the Securities.

5. *Further Agreements of the Partnership Parties and the Underwriters*.

(a) Each Partnership Party jointly and severally agrees:

(i) To prepare the Prospectus in a form approved by the Underwriters (such approval not to be unreasonably withheld) and to file such Prospectus pursuant to Rule 424(b) of the Rules and Regulations not later than the Commission's close of business on the second business day following the

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execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Rule 424(b); to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the Delivery Date except as provided herein; to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment or supplement to the Registration Statement or the Prospectus has been filed or has become effective and to furnish the Underwriters with copies thereof; to file promptly all reports and any definitive proxy or information statements required to be filed by the Partnership with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; to advise the Underwriters, promptly after it receives notice thereof, of the issuance by the Commission or any state or other regulatory body of any stop order or of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, of any notice from the Commission objecting to the use of the form of the Registration Statement or any post-effective amendment thereto, or of any request by the Commission for the amendment or supplement of the Registration Statement, any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus or for additional information; to use its commercially reasonable efforts to prevent the issuance of any such order or notice of objection, and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus or suspending any such qualification or such notice of objection, to use promptly its commercially reasonable efforts to obtain its withdrawal;

(ii)   To prepare a final term sheet (the "**Final Term Sheet**") reflecting the final terms of the Securities, in form and substance reasonably satisfactory to the Representatives, and to file such Final Term Sheet as an "issuer free writing prospectus" pursuant to Rule 433 of the Rules and Regulations within the time period prescribed by such rule; *provided* that the Issuers shall furnish the Representatives with copies of any such Final Term Sheet a reasonable amount of time prior to such proposed filing and will not use or file any such document to which the Representatives or counsel to the Underwriters shall reasonably object.

(iii)   To pay the required Commission filing fees relating to the Securities within the time period required by Rule 456(b)(1) of the Rules and Regulations without regard to the proviso therein and otherwise in accordance with Rule 456(b) and 457(r) of the Rules and Regulations.

(iv)   To furnish promptly to the Underwriters and to counsel for the Underwriters a signed copy of the Registration Statement as originally filed with the Commission, and each amendment thereto filed with the Commission, including all consents and exhibits filed therewith;

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(v)   To deliver promptly to the Underwriters such number of the following documents as the Underwriters shall reasonably request: (A) conformed copies of the Registration Statement as originally filed with the Commission and each amendment thereto (in each case excluding exhibits other than this Agreement), (B) each Preliminary Prospectus, the Prospectus and any amended or supplemented Prospectus, (C) each Issuer Free Writing Prospectus and (D) any document incorporated by reference in the Registration Statement or the Prospectus; and, if the delivery of a Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required at any time after the date hereof in connection with the offering or sale of the Securities or any other securities relating thereto and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in order to comply with the Securities Act or the Exchange Act, to notify the Representatives and, upon their request, to prepare and file such document that will correct such statement or omission or effect such compliance and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Underwriters may from time to time reasonably request of such amended or supplemented Prospectus or other documents;

(vi)   To file promptly with the Commission any amendment or supplement to the Registration Statement or the Prospectus that may, in the reasonable judgment of the Issuers or the Representatives, be required by the Securities Act or requested by the Commission;

(vii)   Prior to filing with the Commission any amendment or supplement to the Registration Statement or the Prospectus, or any document incorporated by reference in the Prospectus or any amendment to any document incorporated by reference in the Prospectus, to furnish a copy thereof to the Representatives and counsel for the Underwriters and obtain the consent of the Representatives to the filing, which consent shall not be unreasonably withheld and which shall be provided to the Issuers promptly after having been given notice of the proposed filing; *provided* that the foregoing provision shall not apply if such filing is, in the judgment of counsel to the Partnership Parties, required by law;

(viii)   Not to make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representatives;

(ix)   To retain in accordance with the Rules and Regulations all Issuer Free Writing Prospectuses not required to be filed pursuant to the Rules and Regulations; and if at any time after the date hereof any events shall have occurred as a result of which any Issuer Free Writing Prospectus, as then amended

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or supplemented, would conflict with the information in the Registration Statement, the Pricing Disclosure Package or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement any Issuer Free Writing Prospectus, to notify the Representatives and, upon their request, to prepare and file an amended or supplemented Issuer Free Writing Prospectus that will correct such conflict, statement or omission or effect such compliance and furnish without charge to each Underwriter as many copies as the Underwriters may from time to time reasonably request of such amended or supplemented Issuer Free Writing Prospectus;

(x)   As soon as practicable after the Effective Date and in any event not later than 16 months after the date hereof, to make generally available to the Partnership's security holders and the Underwriters an earnings statement of the Partnership Entities (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations;

(xi)   Promptly from time to time to take such action as the Underwriters may reasonably request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities; *provided* that in connection therewith the Partnership shall not be required to (A) qualify as a foreign limited partnership in any jurisdiction in which it would not otherwise be required to so qualify, (B) file a general consent to service of process in any such jurisdiction or (C) subject itself to taxation in any jurisdiction in which it would not otherwise be subject;

(xii)   To apply the net proceeds from the sale of the Securities being sold by the Issuers as set forth in the Prospectus; and

(xiii)   During the period from the date hereof through and including the business day following the Delivery Date, not to offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Partnership Parties and having a tenor of more than one year without the prior written consent of the Representatives.

(b)   Each Underwriter severally agrees that such Underwriter shall not include any "issuer information" (as defined in Rule 433 of the Rules and Regulations) in any "free writing prospectus" (as defined in Rule 405 of the Rules and Regulations) used or referred to by such Underwriter without the prior consent of the Issuers (any such issuer information with respect to the use of which the Issuers have given their consent, "**Permitted Issuer Information**"); *provided* that (i) no such consent shall be required with respect to any such issuer information contained in any document filed by the Partnership Parties with the Commission prior to the use of such free writing prospectus

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and (ii) "issuer information," as used in this Section 5(b), shall not be deemed to include information prepared by or on behalf of such Underwriter on the basis of or derived from issuer information.

6. *Expenses.* The Issuers agree, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, to pay all costs, expenses, fees and taxes incident to and in connection with (a) the authorization, issuance, sale and delivery of the Securities, any stamp duties or other taxes payable in that connection and the preparation and printing of certificates for the Securities; (b) the preparation, printing and filing under the Securities Act of the Registration Statement (including any exhibits thereto), the Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus, the Statement of Eligibility and Qualification of the Trustee on Form T-1 filed with the Commission (the "**Form T-1**"), and any amendment or supplement thereto; (c) the distribution of the Registration Statement (including any exhibits thereto), the Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto, and any document incorporated by reference in any of the foregoing, all as provided in this Agreement; (d) the production and distribution of this Agreement, any supplemental agreement among Underwriters, the Indenture, and any other related documents in connection with the offering, purchase, sale and delivery of the Securities; (e) any required review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the Securities (including related fees and expenses of counsel to the Underwriters); (f) the qualification of the Securities under the securities laws of the several jurisdictions as provided in Section 5(a)(xi) hereof; (g) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (h) any fees payable in connection with the rating of the Securities; and (i) the performance of the obligations of the Partnership Parties under this Agreement; *provided* that, except as provided in this Section 6 and in Sections 8 and 11 hereof, the Underwriters shall pay their own costs and expenses, including the costs and expenses of their counsel, and the expenses of advertising any offering of the Securities made by the Underwriters.

7. *Conditions of Underwriters' Obligations.* The respective obligations of the Underwriters hereunder are subject to the accuracy, when made and on the Delivery Date, of the representations and warranties of the Partnership Parties contained herein, to the performance by the Partnership Parties of their respective obligations hereunder, and to each of the following additional terms and conditions:

(a) The Prospectus shall have been timely filed with the Commission in accordance with Section 5(a)(i) hereof; the Issuers shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof; no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceeding for such purpose shall have been initiated or threatened by the Commission; any request of the Commission for inclusion of additional information in the Registration Statement, any Preliminary Prospectus, or the Prospectus or otherwise shall have been complied with; and the Commission shall not have notified the Issuers of any objection to the use of the form of the Registration Statement.

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(b)   No Underwriter shall have discovered and disclosed to the Issuers on or prior to the Delivery Date that the Registration Statement as of the Effective Date, any Preliminary Prospectus or the Prospectus as of its respective date and on the Delivery Date, or the Pricing Disclosure Package as of the Applicable Time, in each case including any amendment or supplement thereto, contains an untrue statement of a fact that, in the reasonable opinion of Andrews Kurth LLP, counsel for the Underwriters, is material or omits to state a fact that, in the reasonable opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading (in the case of any Preliminary Prospectus, the Prospectus or the Pricing Disclosure Package, in the light of the circumstances under which such statements were made).

(c)   All corporate, partnership and limited liability company proceedings and other legal matters incident to the authorization, form and validity of the Debt Documents, the Registration Statement, any Preliminary Prospectus, the Prospectus and any Issuer Free Writing Prospectus, and all other legal matters relating to the Debt Documents and the transactions contemplated thereby, shall be reasonably satisfactory in all material respects to counsel for the Underwriters, and the Partnership Parties shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(d)   Vinson & Elkins L.L.P. shall have furnished to the Representatives its written opinion, as counsel to the Partnership Parties, addressed to the Underwriters and dated the Delivery Date, in form and substance reasonably satisfactory to the Representatives, with respect to the matters set forth in <u>Exhibit A</u> to this Agreement.

(e)   The General Counsel of BGL shall have furnished to the Representatives his written opinion, as counsel to the Issuers, addressed to the Underwriters and dated the Delivery Date, in form and substance reasonably satisfactory to the Representatives, with respect to the matters set forth in <u>Exhibit B</u> to this Agreement.

(f)   Andrews Kurth LLP shall have furnished to the Representatives its written opinion or opinions, as counsel for the Underwriters, addressed to the Underwriters and dated the Delivery Date, with respect to the issuance and sale of the Securities, the Registration Statement, the Prospectus, the Pricing Disclosure Package and such other related matters as the Representatives may reasonably require, and the Partnership Parties shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(g)   Promptly after the execution of this Agreement, the Representatives shall have received from Deloitte & Touche LLP a letter (the "**initial letter**"), in form and substance satisfactory to the Representatives, addressed to the Underwriters and dated the date hereof (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission and (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Pricing Disclosure Package, as of a date not more

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than three days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings.

(h)   The Representatives shall have received from Deloitte & Touche LLP a letter (the "**bring-down letter**"), in form and substance satisfactory to the Representatives, addressed to the Underwriters and dated the Delivery Date (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus, as of a date not more than three days prior to the date of the bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letter and (iii) confirming in all material respects the conclusions and findings set forth in the initial letter.

(i)   BGL shall have furnished to the Representatives a certificate, dated the Delivery Date, of its Chairman of the Board, its Chief Executive Officer, its President or any of its Vice Presidents and its Chief Financial Officer stating that:

(i)   The representations, warranties and agreements of the Partnership Parties in Section 1 hereof are true and correct on and as of the Delivery Date, and the Partnership Parties have complied with all their agreements contained herein and satisfied all the conditions on their part to be performed or satisfied hereunder at or prior to the Delivery Date;

(ii)   No stop order suspending the effectiveness of the Registration Statement has been issued; no proceedings for that purpose have been instituted or, to the knowledge of such officers, threatened; and the Commission has not notified the Issuers of any objection to the use of the form of the Registration Statement or any post-effective amendment thereto; and

(iii)   They have carefully examined the Registration Statement, the Prospectus and the Pricing Disclosure Package and, in their opinion, (A) (1) the Registration Statement, as of the Effective Date, (2) the Prospectus, as of its date and on the Delivery Date, and (3) the Pricing Disclosure Package, as of the Applicable Time, did not and do not contain any untrue statement of a material fact and did not and do not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Registration Statement) or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the case of the Pricing Disclosure Package and the Prospectus), and (B) since the Effective Date, no event has occurred that should have been set forth in a supplement or amendment to the Registration Statement, the most recent

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Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus that has not been so set forth.

(j)   Subsequent to the execution and delivery of this Agreement, (i) no Partnership Entity shall have sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, any labor dispute or any court or governmental action, order or decree, (ii) no Partnership Entity shall have become a party to or the subject of any litigation or court or government action, investigation, order or decree that is adverse to any Partnership Entity and (iii) there shall not have been any adverse change in the partners' capital, members' equity or short- or long-term debt of any Partnership Entity or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, securityholders' equity, properties, management, business or prospects of any Partnership Entity, in each case the effect of which in any such case is, in the judgment of the Representatives, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities on the terms and in the manner contemplated herein and in the Prospectus.

(k)   Subsequent to the execution and delivery of this Agreement (i) no downgrading shall have occurred in the rating accorded the debt securities of any Partnership Entity by any "nationally recognized statistical rating organization" (as that term is defined by the Commission for purposes of Rule 436(g)(2) of the Rules and Regulations) and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any debt securities of any Partnership Entity.

(l)   Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the NYSE shall have been suspended or materially limited, the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) trading in any securities of any Partnership Entity on any exchange or in the over-the-counter market shall have been suspended or materially limited, the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (iii) a banking moratorium shall have been declared by federal or New York state authorities, (iv) the United States shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States or (v) a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities or any other calamity or crisis after the date hereof, or the effect of international conditions on the financial markets in the United States, that in any such case would make it, in the judgment of the Representatives, impracticable or inadvisable to proceed

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with the public offering or delivery of the Securities on the terms and in the manner contemplated herein and in the Prospectus.

(m)   The Underwriters shall have received from the Partnership Parties such additional documents and certificates as the Representatives or counsel for the Underwriters may reasonably request.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

8.   *Indemnification and Contribution*.

(a)   The Partnership Parties, jointly and severally, shall indemnify and hold harmless each Underwriter, its directors, officers and employees and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of Securities) to which that Underwriter, director, officer, employee or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in (A) any Preliminary Prospectus, the Pricing Disclosure Package, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus, or in any amendment or supplement thereto, (B) any Permitted Issuer Information used or referred to in any "free writing prospectus" (as defined in Rule 405 of the Rules and Regulations) used or referred to by any Underwriter, or (C) any "road show" (as defined in Rule 433 of the Rules and Regulations) not constituting an Issuer Free Writing Prospectus (a "**Non-Prospectus Road Show**"), (ii) the omission or alleged omission to state in any Preliminary Prospectus, the Pricing Disclosure Package, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto, or in any Permitted Issuer Information, any Non-Prospectus Road Show or any Blue Sky Application, any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Registration Statement) or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the case of the Pricing Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus) or (iii) any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Securities or the offering contemplated hereby, and that is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon matters covered by clause (i) or (ii) above (provided that the Partnership Parties shall not be liable under this clause (iii) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act undertaken or omitted to be taken by such Underwriter through its gross negligence or willful misconduct), and shall reimburse each such Underwriter and each such director, officer, employee or controlling person promptly upon demand for any legal or other expenses reasonably incurred by such Underwriter, director, officer, employee or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred; *provided*, *however*, that the Partnership Parties shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Pricing Disclosure Package, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any such amendment or supplement thereto, or in any Permitted Issuer Information, in reliance upon and in conformity with written information concerning any Underwriter furnished to the Partnership through the Representatives by or on behalf of such Underwriter specifically for inclusion therein, which information consists solely of the information specified in Section 8(e) hereof. The foregoing indemnity agreement is in addition to any liability which the Partnership Parties may otherwise have to any Underwriter or to any director, officer, employee or controlling person of such Underwriter.

(b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless each Partnership Party, its directors, officers, managers who are natural persons and employees and each person, if any, who controls such Partnership Party within the meaning of Section 15 of the Securities Act from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which such Partnership Party or any such director, officer, employee, manager who is a natural person or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Pricing Disclosure Package, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto, or in any Non-Prospectus Road Show, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, the Pricing Disclosure Package, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto, or in any Non-Prospectus Road Show, any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Pricing Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus, in the light of the circumstances under which any such statements were made), but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning such Underwriter furnished to the Partnership through the Representatives by or on behalf of that Underwriter specifically for inclusion therein, which information is limited to the information set forth in Section 8(e) hereof. The foregoing indemnity agreement is in addition to any liability that any Underwriter may otherwise have to any Partnership Party or any director, officer, employee, manager who is a natural person or controlling person of such Partnership Party.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the claim or the commencement of that action;

provided, *however*, that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under this Section 8, except to the extent it has been materially prejudiced by such failure; and *provided*, *further*, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 8. If any such claim or action shall be brought against an indemnified party, and the indemnified party shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes to assume, jointly with any other similarly notified indemnifying party, the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of the indemnifying party's election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 8 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; *provided*, *however*, that the Representatives shall have the right to employ counsel to represent jointly the Representatives and those other Underwriters and their respective directors, officers, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Underwriters against the Partnership Parties under this Section 8 if (i) the Partnership Parties and the Underwriters shall have so mutually agreed; (ii) the Partnership Parties have failed within a reasonable time to retain counsel reasonably satisfactory to the Underwriters; (iii) the Underwriters and their respective directors, officers, employees and controlling persons shall have reasonably concluded that there may be legal defenses available to them that are different from or in addition to those available to the Partnership Parties; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Underwriters or their respective directors, officers, employees or controlling persons, on the one hand, and the Partnership Parties or their respective directors, officer, employees, managers who are natural persons or controlling persons, on the other hand, and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential differing interests between them, and in any such event the fees and expenses of such separate counsel shall be paid by the Partnership Parties. No indemnifying party shall (X) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld) settle, or compromise or consent to the entry of any judgment with respect to, any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not include any findings of fact or admissions of fault or culpability as to the indemnified party or (Y) be liable for any settlement of any such claim, action, suit or proceedings effected without its written consent (which consent shall not be unreasonably withheld), but if settled with the consent of the indemnifying party or if there be a final judgment for the plaintiff in any such claim, action, suit or proceeding, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

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(d)   If the indemnification provided for in this <u>Section 8</u> shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under <u>Section 8(a)</u> or <u>8(b)</u> hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Partnership Parties, on the one hand, and the Underwriters, on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Partnership Parties, on the one hand, and the Underwriters, on the other, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Partnership Parties, on the one hand, and the Underwriters, on the other, with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Securities purchased under this Agreement (before deducting expenses) received by the Issuers, as set forth in the table on the cover page of the Prospectus, on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the Securities purchased under this Agreement, as set forth in the table on the cover page of the Prospectus, on the other hand, bear to the total gross proceeds from the offering of the Securities purchased under this Agreement. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Partnership Parties or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Partnership Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this <u>Section 8(d)</u> were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this <u>Section 8(d)</u> shall be deemed to include, for purposes of this <u>Section 8(d)</u>, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, defending or preparing to defend any such action or claim. Notwithstanding the provisions of this <u>Section 8(d)</u>, no Underwriter shall be required to contribute any amount in excess of the amount by which the net proceeds from the sale of the Securities underwritten by it exceeds the amount of any damages that such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute as provided in this <u>Section 8(d)</u> are several in proportion to their respective underwriting obligations and not joint.

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(e)   The Underwriters severally confirm and the Partnership Parties acknowledge and agree that the table of the names of, and the respective principal amounts of the Securities to be purchased by, each of the Underwriters, the public offering price and the statements regarding delivery of the Securities by the Underwriters set forth on the cover page of, and the concession and reallowance figures and the paragraph relating to stabilization by the Underwriters appearing under the caption "Underwriting" in, the most recent Preliminary Prospectus and the Prospectus are correct and constitute the only information concerning the Underwriters furnished in writing to the Issuers by or on behalf of the Underwriters specifically for inclusion in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto.

9.   *Defaulting Underwriters*. If, on the Delivery Date, any Underwriter defaults in the performance of its obligations under this Agreement, the remaining non-defaulting Underwriter(s) shall be obligated to purchase the Securities that the defaulting Underwriter(s) agreed but failed to purchase on the Delivery Date in the respective proportions which the principal amount of Securities set forth opposite the name of each remaining non-defaulting Underwriter in Schedule 1 hereto bears to the total principal amount of the Securities set forth opposite the names of all the remaining non-defaulting Underwriters in Schedule 1 hereto; *provided*, *however*, that the remaining non-defaulting Underwriter(s) shall not be obligated to purchase any of the Securities on the Delivery Date if the total principal amount of Securities that the defaulting Underwriter(s) agreed but failed to purchase on the Delivery Date exceeds 9.09% of the aggregate principal amount of Securities, and any remaining non-defaulting Underwriter shall not be obligated to purchase more than 110% of the principal amount of Securities that it agreed to purchase on the Delivery Date pursuant to the terms of Section 2 hereof. If the foregoing maximums are exceeded, the remaining non-defaulting Underwriter(s), or those other underwriters satisfactory to the Representatives who so agree, shall have the right, but shall not be obligated, to purchase, in such proportion as may be agreed upon among them, the total aggregate principal amount of Securities.   If the remaining non-defaulting Underwriter(s) or other underwriters satisfactory to the Underwriters do not elect to purchase the Securities that the defaulting Underwriter(s) agreed but failed to purchase on the Delivery Date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Partnership Parties, except that the Partnership Parties will continue to be liable for the payment of expenses to the extent set forth in Sections 6 and 11 hereof. As used in this Agreement, the term "**Underwriter**" includes, for all purposes of this Agreement unless the context requires otherwise, any party not listed in Schedule 1 hereto that, pursuant to this Section 9, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to any Partnership Party for damages caused by its default. If other Underwriters are obligated or agree to purchase the Securities of a defaulting or withdrawing Underwriter, either the Representatives or the Issuers may postpone the Delivery Date for up to seven full business days in order to effect any changes that in the opinion of counsel for the Partnership Parties or counsel for the Underwriters may be necessary in the Registration Statement, any Preliminary Prospectus, the Prospectus or in any other document or arrangement.

10.   *Termination*. The obligations of the Underwriters hereunder may be terminated by the Representatives by notice given to and received by the Issuers prior to delivery of and payment for the Securities if, prior to that time, any of the events described in Section 7(j), Section 7(k) and Section 7(l) hereof shall have occurred or if the Underwriters shall decline to purchase the Securities for any reason permitted under this Agreement.

11.   *Reimbursement of Underwriters' Expenses*. If the sale of the Securities provided for herein is not consummated (i) because any condition of the Underwriters' obligations set forth in Section 7 hereof (other than Sections 7(l)(i), (iii), (iv) or (v)) is not satisfied or (ii) because of any refusal, inability or failure on the part of any Partnership Party to perform any agreement herein or comply with any provision hereof other than by reason of a default by any Underwriter, the Partnership Parties will reimburse the Underwriters on demand for all reasonable out-of-pocket expenses (including fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

12.   *Research Analyst Independence*. The Partnership Parties acknowledge that (a) the Underwriters' research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies and (b) the Underwriters' research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Issuers, the value of the Securities and/or the offering that differ from the views of their respective investment banking divisions. The Partnership Parties hereby waive and release, to the fullest extent permitted by law, any claims that the Partnership Parties may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Partnership Parties or their affiliates by any Underwriter's investment banking division. The Partnership Parties acknowledge that each of the Underwriters is a full service securities firm and as such, from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that are the subject of the transactions contemplated by this Agreement.

13.   *No Fiduciary Duty*. The Partnership Parties acknowledge and agree that in connection with this offering, sale of the Securities or any other services the Underwriters may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriters: (a) no fiduciary or agency relationship between any Partnership Party, any affiliate of a Partnership Party or any other person, on the one hand, and the Underwriters, on the other, exists; (b) the Underwriters are not acting as advisors, expert or otherwise, to the Partnership Parties or any of their affiliates, including, without limitation, with respect to the determination of the public offering price of the Securities, and such relationship between the Partnership Parties or any of their affiliates, on the one hand, and the Underwriters, on the other, is entirely and solely commercial, based on arms-length negotiations; (c) any duties and obligations that the Underwriters may have to the Partnership Parties or their affiliates shall be limited to those duties and obligations specifically stated herein; and (d) the Underwriters and their respective affiliates may have interests that differ from those of the Partnership Parties and their affiliates. Each Partnership Party hereby waives, on its own behalf and on behalf of its

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affiliates, any claims that the Partnership Parties or any of their affiliates may have against any Underwriter with respect to any breach or alleged breach of fiduciary duty in connection with this offering.

14. *Notices, Etc.* All statements, requests, notices and agreements hereunder shall be in writing, and:

(a) if to the Underwriters, shall be delivered or sent by mail or facsimile transmission to J.P Morgan Securities Inc., 270 Park Avenue - 8th Floor, New York, New York 10017, Attention: High Grade Syndicate Desk (Fax: (212) 834-6081); and

(b) if to the Partnership Parties, shall be delivered or sent by mail or facsimile transmission to the address of the Partnership set forth in the Registration Statement, Attention: Chief Financial Officer.

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Partnership shall be entitled to act and rely upon any request, consent, notice or agreement given or made by the Representatives on behalf of the Underwriters.

15. *Persons Entitled to Benefit of Agreement.* This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Partnership Parties and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Partnership Parties contained in this Agreement shall also be deemed to be for the benefit of the directors, officers and employees of the Underwriters and each person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Securities Act and (b) the indemnity agreement of the Underwriters contained in Section 8(b) hereof shall be deemed to be for the benefit of the directors of BGL, the officers of BGL who have signed the Registration Statement and any person controlling BGL within the meaning of Section 15 of the Securities Act. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 15, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. Notwithstanding anything in this Agreement to the contrary, all liabilities and obligations of the Partnership Parties hereunder shall be non-recourse against Loews or any limited partner, stockholder, member, officer, manager, director or employee of any of the Partnership Parties who is a natural person. In that connection, neither Loews nor any such limited partner, stockholder, member, officer, manager, director or employee who is a natural person shall be bound by this Agreement, or be obligated by virtue of this Agreement or the obligations of any party created hereunder to (y) provide funds to any of the Partnership Parties, whether by contributions to capital, loans, returns of monies, securities or other property, or (z) assume any liabilities of any of the Partnership Parties. For the avoidance of doubt, nothing in this Section 15 shall preclude recourse, to the extent permitted by applicable law, against any such limited partner, stockholder, member, officer, manager, director or employee of any of the Partnership Parties who is a natural person in the event of fraud, gross negligence or willful misconduct.

16. *Survival.* The respective indemnities, representations, warranties and agreements of the Partnership Parties and the Underwriters contained in this Agreement or made by or on

behalf of them, respectively, pursuant to this Agreement, shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any investigation made by or on behalf of any of them or any person controlling any of them.

17.   *Definition of the Terms "Business Day" and "Subsidiary."* For purposes of this Agreement, (a) "**business day**" means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close and (b) "**subsidiary**" has the meaning set forth in Rule 405 of the Rules and Regulations.

18.   *Governing Law*. **This Agreement shall be governed by and construed in accordance with the laws of the State of New York.**

19.   *Counterparts*. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument.

20.   *Headings*. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

[*Remainder of page intentionally left blank.*]

If the foregoing correctly sets forth the agreement among the Partnership Parties and the Underwriters, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

BOARDWALK GP, LLC

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK GP, LP

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

Signature Page to Underwriting Agreement
Boardwalk Pipelines, LP

BOARDWALK OPERATING GP, LLC

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP, LLC, its general partner

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

Signature Page to Underwriting Agreement
Boardwalk Pipelines, LP

Accepted:

J.P. MORGAN SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
WELLS FARGO SECURITIES, LLC

For themselves and as Representatives
of the several Underwriters named
in Schedule 1 hereto

J.P. MORGAN SECURITIES INC.

By: /s/ Robert Bottamedi
      Name: Robert Bottamedi
      Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Jack D. McSpadden, Jr.
      Name: Jack D. McSpadden, Jr.
      Title: Managing Director

WELLS FARGO SECURITIES, LLC

By: /c/ Carolyn C. Hurley
      Name: Carolyn C. Hurley
      Title: Vice President

Signature Page to Underwriting Agreement
Boardwalk Pipelines, LP

SCHEDULE 1

Underwriters	Principal Amount of Securities
J.P. Morgan Securities Inc.	$116,667,000
Citigroup Global Markets Inc.	$116,667,000
Wells Fargo Securities, LLC	$116,666,000
Total	$350,000,000

SCHEDULE 2

JURISDICTIONS OF QUALIFICATION

Name of Entity	Jurisdiction of Formation	Jurisdictions of Qualification
Boardwalk GP, LLC	Delaware	Kentucky
Boardwalk GP, LP	Delaware	Kentucky
Boardwalk Pipeline Partners, LP	Delaware	Kentucky
Boardwalk Operating GP, LLC	Delaware	None
Boardwalk Pipelines, LP	Delaware	Kentucky
Texas Gas Transmission, LLC	Delaware	Louisiana, Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Ohio and Illinois
GS Pipeline Company, LLC	Delaware	Texas, Mississippi and Florida
Gulf South Pipeline Company, LP	Delaware	Texas, Louisiana, Mississippi, Alabama, Florida and Kansas
Gulf Crossing Pipeline Company, LLC	Delaware	Oklahoma, Texas, Louisiana

SCHEDULE 3

FORM OF FINAL TERM SHEET

BOARDWALK PIPELINES, LP

PRICING TERM SHEET
$350,000,000 5.75% Senior Notes due 2019

Issuer:	Boardwalk Pipelines, LP
Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP
Ratings* (Moody's / S&P):	Baa2 / BBB-
Note type:	Senior Unsecured Notes
Pricing date:	August 18, 2009
Settlement date:	August 21, 2009 (T+3)
Maturity date:	September 15, 2019
Principal amount:	$350,000,000
Benchmark:	U.S. Treasury 3.625% due August 15, 2019
Benchmark yield:	3.524%
Re-offer spread:	+ 225 bps
Re-offer yield to maturity:	5.774%
Coupon:	5.75%
Public offering price:	99.813%
Net proceeds:	Approximately $346.6 million, after deducting the underwriting discount and estimated offering expenses
Optional redemption:	Make whole call T + 35 bps
Interest payment dates:	March 15 and September 15, beginning March 15, 2010
CUSIP / ISIN:	096630AB4 / US096630AB45
Joint book-running managers:	Citigroup Global Markets Inc.
	J.P. Morgan Securities Inc.
	Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

****

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, J.P. Morgan Securities Inc. at (212) 834-4533 or Wells Fargo Securities, LLC at (800) 326-5897.

EXHIBIT 1.1 to the Form 8-K filed by BOARDWALK PIPELINE PARTNERS, LP on August 21, 2009

SCHEDULE 4

ISSUER FREE WRITING PROSPECTUSES

Final Term Sheet

FORM OF OPINION OF ISSUER'S COUNSEL

(a)   Each of the General Partner, the Partnership, the Operating Partnership and Gulf South is validly existing and in good standing as a limited partnership under the Delaware LP Act, has the full partnership power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and is in good standing as a foreign limited partnership in each jurisdiction listed opposite its name in Schedule 2 hereto;

(b)   Each of BGL, Operating GP, Texas Gas, Gulf South GP and Gulf Crossing is validly existing and in good standing as a limited liability company under the Delaware LLC Act, has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule 2 hereto;

(c)   BGL is the sole general partner of the General Partner, with a 0.01% general partner interest in the General Partner; such general partner interest has been duly and validly authorized and issued in accordance with the GP Partnership Agreement; and BGL owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the GP Partnership Agreement, as described in the Pricing Disclosure Package or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming BGL as debtor is on file with the Secretary of State of the State of Delaware or (ii) otherwise known to such counsel, without independent investigation. Boardwalk Pipelines Holding Corp., a Delaware corporation, is the sole limited partner of the General Partner, with a 99.99% limited partner interest in the General Partner; such limited partner interest has been duly and validly authorized and issued in accordance with the GP Partnership Agreement and is fully paid (to the extent required under the GP Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act);

(d)   The General Partner is the sole general partner of the Partnership, with a 2.0% general partner interest in the Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the Partnership Agreement; and the General Partner owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Partnership Agreement, as described in the Pricing Disclosure Package or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the General Partner as debtor is on file with the Secretary of State of the State of Delaware or (ii) otherwise known to such counsel, without independent investigation. The General Partner owns all of the Incentive Distribution Rights (as defined in the Partnership Agreement); all of such Incentive Distribution Rights have been duly and validly authorized and issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in the Pricing Disclosure Package; and the General Partner owns all of such Incentive Distribution Rights free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Partnership Agreement, as described in the Pricing Disclosure Package or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the General Partner as debtor is on file with the Secretary of State of the State of Delaware or (ii) otherwise known to such counsel, without independent investigation;

(e)   The Partnership owns a 100% limited liability company interest in Operating GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the Operating GP LLC Agreement and is fully paid (to the extent required under the Operating GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating GP LLC Agreement, as described in the Pricing Disclosure Package or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Partnership as debtor is on file with the Secretary of State of the State of Delaware or (ii) otherwise known to such counsel, without independent investigation;

(f)   Operating GP is the sole general partner of the Operating Partnership, with a 0.001% general partner interest in the Operating Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement; and Operating GP owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating Partnership Agreement, as described in the Pricing Disclosure Package or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming Operating GP as debtor is on file with the Secretary of State of the State of Delaware or (B) otherwise known to such counsel, without independent investigation. The Partnership is the sole limited partner of the Operating Partnership, with a 99.999% limited partner interest in the Operating Partnership; such limited partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement and is fully paid (to the extent required under the Operating Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act); and the Partnership owns such limited partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating Partnership Agreement, as described in the Pricing Disclosure Package or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Partnership as debtor is on file with the Secretary of State of the State of Delaware or (B) otherwise known to such counsel, without independent investigation;

(g)   Except as described in the Pricing Disclosure Package, to such counsel's knowledge, there are no contracts, agreements or understandings between any Partnership Party and any person granting such person the right to require the Issuers to file a registration statement under the Securities Act with respect to any securities of the Issuers owned or to be owned by such person, or to require the Issuers to include such securities in any securities registered or to be registered pursuant to any registration statement filed by or required to be filed by the Issuers under the Securities Act;

(h)   The Underwriting Agreement has been duly and validly authorized, executed and delivered by the Partnership Parties;

(i)   The Indenture has been duly authorized, executed and delivered by the Issuers and (assuming the due authorization, execution and delivery thereof by the Trustee) constitutes a valid and binding agreement of the Issuers, enforceable against the Issuers in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and an implied covenant of good faith and fair dealing, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) public policy considerations relating to rights to indemnification or contribution;

(j)   The Notes have been duly authorized by the Operating Partnership and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in its certificate delivered to you today (which fact such counsel need not determine by an inspection of the Securities) and have been delivered against payment of the purchase price therefor as provided in the Underwriting Agreement, the Notes have been duly executed, issued and delivered by the Operating Partnership and constitute valid and binding obligations of the Operating Partnership in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and an implied covenant of good faith and fair dealing, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) public policy considerations relating to rights to indemnification or contribution, and will be in the form contemplated by, and entitled to the benefits of, the Indenture. The Guarantees have been duly authorized by the Partnership and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in its certificate delivered to you today (which fact such counsel need not determine by an inspection of the Securities) and have been delivered against payment of the purchase price therefor as provided in the Underwriting Agreement, constitute valid and binding obligations of the Partnership, enforceable against the Partnership in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and an implied covenant of good faith and fair dealing, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) public policy considerations relating to rights to indemnification or contribution, and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(k)   The Indenture has been duly qualified under the Trust Indenture Act. The Indenture complies as to form in all material respects with the Trust Indenture Act.

(l)   Each of the Partnership Agreement and the Operating Partnership Agreement has been duly and validly authorized, executed and delivered by each Partnership Party party thereto. Each of the Partnership Agreement and the Operating Partnership Agreement constitutes a valid

A-3

and binding obligation of the Partnership Parties party thereto, enforceable against each such Partnership Party in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and an implied covenant of good faith and fair dealing, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) public policy considerations relating to rights to indemnification or contribution;

(m)   None of the offering, issuance and sale by the Issuers of the Securities, the execution, delivery and performance of the Debt Documents by the Partnership Parties that are parties thereto, or the consummation of the transactions contemplated thereby (i) constitutes or will constitute a violation of the Organizational Documents, (ii) constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any agreement filed as an exhibit to the Registration Statement or as an exhibit to the Partnership's Form 10-K for the year ended December 31, 2008 or any subsequent reports filed under the Exchange Act by the Partnership or (iii) violates or will violate any applicable law of the United States of America, the laws of the State of New York, the Delaware LP Act or the Delaware LLC Act, excluding in the case of clauses (ii) and (iii) any such breaches, violations and defaults that would not have a Material Adverse Effect;

(n)   Except for qualification of the Indenture under the Trust Indenture Act, the registration of the Securities under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws in connection with the purchase and sale of the Securities by the Underwriters, no Governmental Approval is required for the execution, delivery and performance of the Debt Documents by the Partnership Parties that are parties thereto, the consummation of the transactions contemplated thereby and the application of the proceeds from the sale of the Securities as described under the caption "Use of Proceeds" in each of the Pricing Disclosure Package and the Prospectus, except for such Governmental Approvals (i) as have been obtained or made or (ii) would not have a Material Adverse Effect if not obtained or made;

(o)   The Registration Statement became effective under the Securities Act as of the date it was filed with the Commission, and the Prospectus was filed with the Commission pursuant to subparagraph (2) of Rule 424(b) of the Rules and Regulations on August [•], 2009, no stop order suspending the effectiveness of the Registration Statement has been issued and, to such counsel's knowledge, no proceeding for that purpose is pending or threatened by the Commission;

(p)   Each of (i) the Registration Statement, on the Effective Date, and (ii) the Prospectus, as of its date and the date hereof, appear on their face to be appropriately responsive, in all material respects, to the requirements of the Securities Act and the Securities Act Regulations (except that such counsel express no statement or belief as to the Trustee statements of eligibility on Form T-1), except that such counsel need express no opinion with respect to the financial statements and the notes and financial schedules thereto and other related financial, accounting and statistical data contained therein;

(q)   The statements made in the Prospectus under the captions "Summary—The Offering," "Description of Notes," "Description of Debt Securities," "Conflicts of Interest and Fiduciary Duties" and "Certain United States Federal Income Tax Considerations," insofar as they purport to summarize certain provisions of documents referred to therein or refer to statements of law or legal conclusions, accurately summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions therein; and the Securities conform in all material respects to the descriptions thereof contained in the Prospectus under the captions "Summary—The Offering," "Description of Notes" and "Description of Debt Securities";

(r)   The Partnership is not, and after giving effect to the application of the net proceeds from the offering of the Securities as described under the caption "Use of Proceeds" in each of the Pricing Disclosure Package and the Prospectus, the Partnership will not be, an "investment company" as defined in the Investment Company Act.

In rendering such opinion, such counsel may state that its opinion is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York, the Delaware LP Act and the Delaware LLC Act. Such counsel need not express any opinion with respect to the title of any of the Partnership Entities to any of their respective real or personal property or the accuracy of the descriptions or references in the Registration Statement or the Organizational Documents to any real or personal property, and need not express any opinion with respect to state or local taxes or tax statutes to which any of the limited partners of the Partnership or any of the Partnership Entities may be subject.

Such counsel has participated in conferences with officers and other representatives of the Partnership Parties and the independent public accountants of the Partnership and the Underwriters' representatives, at which the contents of the Registration Statement, the Prospectus and the Pricing Disclosure Package and related matters were discussed, and although such counsel did not independently investigate or verify the information set forth in the Registration Statement, the Pricing Disclosure Package or the Prospectus, and such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Disclosure Package, and the Prospectus (except to the extent specified in paragraph (q) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent such counsel deems reasonable and appropriate upon the statements of fact made by officers and other representatives of the Partnership Parties), no facts have come to such counsel's attention that have led such counsel to believe that:

(a)   the Registration Statement, as of the most recent Effective Date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(b)   the Prospectus, as of its date and as of the Delivery Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

A-5

(c)   the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

except that in each case such counsel need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial and accounting data contained in, incorporated by reference into or omitted from the Registration Statement, the Pricing Disclosure Package or the Prospectus, any further amendment or supplement thereto, the exhibits to the Registration Statement or the Trustee's Statement of Eligibility on Form T-1.

"applicable law" means those laws, rules and regulations that, in such counsel's experience, are normally applicable to transactions of the type contemplated by the Debt Documents, without such counsel's having made any special investigation as to the applicability of any specific law, rule or regulation, and that are not the subject of a specific opinion herein referring expressly to a particular law or laws; *provided, however*, that such references do not include any municipal or other local laws, rules or regulations, or any antifraud, environmental, labor, state securities or blue sky, tax, insurance or antitrust, laws, rules or regulations, the Natural Gas Act, as amended, or the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission.

"Governmental Approval" means any consent, approval, license, authorization or validation of, or filing, recording or registration with, any executive, legislative, judicial, administrative or regulatory authority of the State of New York, the State of Delaware or the United States of America, pursuant to (a) applicable laws of the State of New York, (b) applicable laws of the United States of America, (c) the Delaware LP Act or (d) the Delaware LLC Act.

FORM OF OPINION OF IN-HOUSE COUNSEL

(a)   Except as described in the Pricing Disclosure Package, there are no legal or governmental proceedings pending to which any Partnership Entity is a party or to which any property or asset of any Partnership Entity is subject that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or an adverse effect on the performance of any of the Debt Documents by the Partnership Parties that are parties thereto or the consummation of the transactions contemplated thereby, and, to such counsel's knowledge, no such proceedings are threatened or contemplated by governmental authorities or others; and to such counsel's knowledge, there are no statutes or pending or threatened legal or governmental proceedings required to be described in the Pricing Disclosure Package that are not so described;

(b)   The statements made in the Partnership's annual report on Form 10-K for the year ended December 31, 2008 under the captions "Business—Our Business—Government Regulation," insofar as they purport to summarize certain provisions of documents referred to therein or refer to statements of law or legal conclusions, fairly summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions therein;

(c)   None of the offering, issuance and sale by the Issuers of the Securities and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in the Pricing Disclosure Package and the Prospectus, the execution, delivery and performance of the Debt Documents by the Partnership Parties that are parties thereto, or the consummation of the transactions contemplated thereby violates or will violate the Natural Gas Act, as amended, and the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission; and

(d)   To such counsel's knowledge, there are no contracts or other documents that are required to be described in the Pricing Disclosure Package and the Prospectus or filed as exhibits to the Registration Statement by the Securities Act or the Rules and Regulations, or that are required to be filed as exhibits to the Registration Statement by the Exchange Act or the rules and regulations promulgated thereunder, that have not been so described in the Pricing Disclosure Package and the Prospectus or filed as exhibits to the Registration Statement.

Such counsel has participated in conferences with officers and other representatives of the Partnership Parties, representatives of the independent registered public accounting firm of the Partnership and the Underwriters' representatives, at which the contents of the Registration Statement, the Prospectus and the Pricing Disclosure Package and related matters were discussed, and although such counsel did not independently investigate or verify the information set forth in the Registration Statement, the Prospectus or the Pricing Disclosure Package, and such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Prospectus and the Pricing Disclosure Package (except to the extent specified in paragraphs (b) and (d) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent such counsel deems reasonable and appropriate upon the statements of fact made by officers and other representatives of the Partnership Parties), no facts have come to such counsel's attention that have led such counsel to believe that:

(a)   the Registration Statement, as of the most recent Effective Date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(b)   the Prospectus, as of its date and as of the Delivery Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(c)   the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

except that in each case such counsel need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial and accounting data contained in, incorporated by reference into or omitted from the Registration Statement, the Pricing Disclosure Package, any Preliminary Prospectus or the Prospectus, any further amendment or supplement thereto, the exhibits to the Registration Statement or the Trustee's Statement of Eligibility on Form T-1.

EXHIBIT 1.1 to the Form 8-K filed by BOARDWALK PIPELINE PARTNERS, LP on August 21, 2009

Exhibit 4.1

BOARDWALK PIPELINES, LP,

AS ISSUER,

ANY GUARANTORS PARTY HERETO,

and

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,

as Trustee

INDENTURE

Dated as of August 21, 2009

Debt Securities

CROSS-REFERENCE TABLE

TIA Section		*Indenture Section*
310	(a)	7.10
	(b)	7.10
	(c)	N.A.
311	(a)	7.11
	(b)	7.11
	(c)	N.A.
312	(a)	5.01
	(b)	5.02
	(c)	5.02
313	(a)	5.03
	(b)	5.03
	(c)	13.03
	(d)	5.03
314	(a)	4.05
	(b)	N.A.
	(c)(1)	13.05
	(c)(2)	13.05
	(c)(3)	N.A.
	(d)	N.A.
	(e)	13.05
	(f)	N.A.
315	(a)	7.01
	(b)	6.07 & 13.03
	(c)	7.01
	(d)	7.01
	(e)	6.08
316	(a) (last sentence)	1.01
	(a)(1)(A)	6.06
	(a)(1)(B)	6.06
	(a)(2)	9.01(d)
	(b)	6.04
	(c)	5.04
317	(a)(1)	6.02
	(a)(2)	6.02
	(b)	4.04
318	(a)	13.07

N.A. means Not Applicable

NOTE: This Cross-Reference table shall not, for any purpose, be deemed part of this Indenture.

TABLE OF CONTENTS

ARTICLE I
DEFINITIONS AND INCORPORATION BY REFERENCE

ARTICLE II
DEBT SECURITIES

ARTICLE III
REDEMPTION OF DEBT SECURITIES

iii

ARTICLE VIII
CONCERNING THE HOLDERS

ARTICLE IX
SUPPLEMENTAL INDENTURES

ARTICLE X
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

ARTICLE XI
SATISFACTION AND DISCHARGE OF
INDENTURE; DEFEASANCE; UNCLAIMED MONEYS

ARTICLE XII
[RESERVED]

ARTICLE XIII
MISCELLANEOUS PROVISIONS

ARTICLE XIV
GUARANTEE

THIS INDENTURE dated as of August 21, 2009 is among Boardwalk Pipelines, LP, a Delaware limited partnership (the "Partnership"), any Guarantors (as defined herein) party hereto, and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee").

RECITALS OF THE PARTNERSHIP AND ANY GUARANTORS

The Partnership and any Guarantors have duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of the Partnership's debentures, notes, bonds or other evidences of indebtedness to be issued in one or more series unlimited as to principal amount (herein called the "Debt Securities"), which Debt Securities may be guaranteed by each of the Guarantors, as in this Indenture provided.

All things necessary to make this Indenture a legal, valid, and binding agreement of the Partnership and any Guarantors, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH

That in order to declare the terms and conditions upon which the Debt Securities are authenticated, issued and delivered, and in consideration of the premises, and of the purchase and acceptance of the Debt Securities by the Holders thereof, the Partnership, any Guarantor and the Trustee covenant and agree with each other, for the benefit of the respective Holders from time to time of the Debt Securities or any series thereof, as follows:


ARTICLE I
DEFINITIONS AND INCORPORATION BY REFERENCE


Section 1.01   *Definitions*.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control," including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Person, whether through the ownership of voting securities, by agreement or otherwise. The Trustee may request and may conclusively rely upon an Officers' Certificate to determine whether any Person is an Affiliate of any specified Person.

"Agent" means any Registrar or paying agent.

"Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors, or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

"Board of Directors" means the Board of Directors of the General Partner or any authorized committee of the Board of Directors of the General Partner or any directors and/or officers of the General Partner to whom such Board of Directors or such committee shall have duly delegated its authority to act hereunder. If the Partnership shall change its form of entity to other than a limited partnership, the references to the Board of Directors of the General Partner shall mean the Board of Directors (or other comparable governing body) of the Partnership.

"Business Day" means any day other than a Legal Holiday.

"capital stock" of any Person means and includes any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person (excluding any debt securities that are convertible into, or exchangeable for, such equity).

"Corporate Trust Office" means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the dated hereof is located at 2 North LaSalle Street, 7th Floor, Chicago, IL 60602, Attention: Corporate Trust Administration, or such other address as the Trustee may designate from time to time by notice to the Holders and the Partnership, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Partnership).

"Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

"Debt" of any Person at any date means any obligation created or assumed by such Person for the repayment of borrowed money and any guarantee thereof.

"Debt Security" or "Debt Securities" has the meaning stated in the first recital of this Indenture and more particularly means any debt security or debt securities, as the case may be, of any series authenticated and delivered under this Indenture.

"Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

"Depositary" means, unless otherwise specified by the Partnership pursuant to either Section 2.03 or 2.15, with respect to Debt Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities, The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Exchange Act or other applicable statute or regulations.

"Dollar" or "$" means such currency of the United States as at the time of payment is legal tender for the payment of public and private debts.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor statute.

"Floating Rate Security" means a Debt Security that provides for the payment of interest at a variable rate determined periodically by reference to an interest rate index specified pursuant to Section 2.03.

"GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

"General Partner" means Boardwalk GP, LLC, a Delaware limited liability company and the general partner of Boardwalk GP, LP, the general partner of the Master Partnership.

"Global Security" means with respect to any series of Debt Securities issued hereunder, a Debt Security that is executed by the Partnership and authenticated and delivered by the Trustee to the Depositary or pursuant to the Depositary's instruction, all in accordance with this Indenture and any Indentures supplemental hereto, or resolution of the Board of Directors and set forth in an Officers' Certificate, which shall be registered in the name of the Depositary or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all the Outstanding Debt Securities of such series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due and interest rate or method of determining interest.

"guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

"Guarantors" means any Subsidiary of the Partnership and any other Affiliate of the Partnership, including the Master Partnership, who may execute this Indenture, or a supplement hereto, for the purpose of providing a Guarantee of Debt Securities pursuant to this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Guarantors" shall mean such successor Person.

"Holder," "Holder of Debt Securities" or other similar terms means, a Person in whose name a Debt Security is registered in the Debt Security Register (as defined in Section 2.07(a)).

"Indenture" means this instrument as originally executed, or, if amended or supplemented as herein provided, as so amended or supplemented and shall include the form and terms of particular series of Debt Securities as contemplated hereunder, whether or not a supplemental Indenture is entered into with respect thereto.

"Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York or at a Place of Payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a Place of Payment,

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payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

"Lien" means, with respect to any asset, any mortgage, lien, security interest, pledge, charge or other encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law.

"Master Partnership" means Boardwalk Pipeline Partners, LP, a Delaware Limited Partnership.

"Officer" means, with respect to a Person, the Chairman of the Board, the President, any Vice President, the Treasurer, any Assistant Treasurer, Controller, Secretary or any Assistant Secretary of such Person.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the President or a Vice President, and by the Chief Financial Officer, Controller, Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the General Partner (or if the Partnership shall change its form of entity to other than a limited partnership or the Partnership's general partner shall have officers, by Persons, officers, members, agents and others holding positions comparable to those of the foregoing nature, as applicable).

"Opinion of Counsel" means a written opinion acceptable to the Trustee from legal counsel. The counsel may be an employee of or counsel to the Partnership.

"Original Issue Discount Debt Security" means any Debt Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 6.01.

"Outstanding," when used with respect to any series of Debt Securities, means, as of the date of determination, all Debt Securities of that series theretofore authenticated and delivered under this Indenture, except:

(a)   Debt Securities of that series theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(b)   Debt Securities of that series for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any paying agent (other than the Partnership) in trust or set aside and segregated in trust by the Partnership (if the Partnership shall act as its own paying agent) for the Holders of such Debt Securities; provided, that, if such Debt Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

(c)   Debt Securities of that series which have been paid pursuant to Section 2.09 or in exchange for or in lieu of which other Debt Securities have been authenticated and delivered pursuant to this Indenture, other than any such Debt Securities in respect of which there shall have been presented to the Trustee proof satisfactory

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to it that such Debt Securities are held by a bona fide purchaser in whose hands such Debt Securities are valid obligations of the Partnership;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Debt Securities owned by the Partnership or any other obligor upon the Debt Securities or any Affiliate of the Partnership or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Debt Securities which a Trust Officer actually knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Partnership or any other obligor upon the Debt Securities or an Affiliate of the Partnership or of such other obligor. In determining whether the Holders of the requisite principal amount of Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of an Original Issue Discount Debt Security that shall be deemed to be Outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to Section 6.01.

"Partnership" means the Person named as the "Partnership" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Partnership" shall mean such successor Person.

"Partnership Order" means a written request or order signed in the name of the Partnership by the Chairman of the Board, the President or Vice President, a Secretary or Treasurer of the General Partner, and delivered to the Trustee, or if the Partnership shall change its form of entity to other than a limited partnership, by Persons or officers, members, agents and others holding positions comparable to those of the foregoing nature, as applicable.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

"Redemption Date," when used with respect to any Debt Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"Reporting Failure" means the failure of the Partnership or a Guarantor, as applicable, to file with the Trustee, within 15 days after the Partnership or a Guarantor is required to file the same with the SEC within the time periods specified in the Exchange Act or in the relevant forms thereunder (after giving effect to any grace period specified under Rule 12b-25 under the Exchange Act), the annual reports, information, documents or other reports that the Partnership or the Guarantor is required to file with the commission pursuant to Section 13 or Section 15(d) of the Exchange Act.

"Responsible Officer" shall mean, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and any successor statute.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

"Subsidiary" of any Person means:

(1)   any corporation, association or other business entity of which more than 50% of the total voting power of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers, trustees or equivalent Persons thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

(2)   in the case of a partnership, more than 50% of the partners' equity interests, considering all partners' equity interests as a single class, is at such time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

"TIA" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§77aaa-77bbbb), as in effect on the date of this Indenture as originally executed and, to the extent required by law, as amended.

"Trustee" initially means The Bank of New York Mellon Trust Company, N.A., and any other Person or Persons appointed as such from time to time pursuant to Section 7.08, and, subject to the provisions of Article VII, includes its or their successors and assigns. If at any time there is more than one such Person, "Trustee" as used with respect to the Debt Securities of any series shall mean the Trustee with respect to the Debt Securities of that series.

"United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

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"U.S. Government Obligations" means direct obligations of the United States of America, obligations on which the payment of principal and interest is fully guaranteed by the United States of America or obligations or guarantees for the payment of which the full faith and credit of the United States of America is pledged.

"Yield to Maturity" means the yield to maturity, calculated at the time of issuance of a series of Debt Securities, or, if applicable, at the most recent redetermination of interest on such series and calculated in accordance with accepted financial practice.

Section 1.02 *Other Definitions*.

Term	Defined in Section
"Debt Security Register"	2.07
"Defaulted Interest"	2.16
"Event of Default"	6.01
"Funding Guarantor"	14.05
"Guarantee"	14.01
"Place of Payment"	2.03
"Registrar"	2.07
"Successor Partnership"	10.01

Section 1.03 *Incorporation by Reference of Trust Indenture Act*. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

All terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

Section 1.04 *Rules of Construction*. Unless the context otherwise requires:

(a)   a term has the meaning assigned to it;

(b)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c)   "or" is not exclusive;

(d)   words in the singular include the plural, and in the plural include the singular;

(e)   all references in this instrument to "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and subdivisions of this instrument as originally executed;

(f)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(g)   "including" means "including without limitation;"

(h)   provisions apply to successive events and transactions; and

(i)   the principal amount of any noninterest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP.

ARTICLE II
DEBT SECURITIES

Section 2.01 *Forms Generally*. The Debt Securities of each series shall be in substantially the form established without the approval of any Holder by or pursuant to a resolution of the Board of Directors or in one or more Indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as the Partnership may deem appropriate (and, if not contained in a supplemental Indenture entered into in accordance with Article IX, as are not prohibited by the provisions of this Indenture) or as may be required or appropriate to comply with any law or with any rules made pursuant thereto or with any rules of any securities exchange on which such series of Debt Securities may be listed, or to conform to general usage, or as may, consistently herewith, be determined by the officers executing such Debt Securities as evidenced by their execution of the Debt Securities.

The definitive Debt Securities of each series shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Debt Securities, as evidenced by their execution of such Debt Securities.

Section 2.02   *Form of Trustee's Certificate of Authentication*. The Trustee's certificate of authentication on all Debt Securities authenticated by the Trustee shall be in substantially the following form:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Debt Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated; _____

THE BANK OF NEW YORK MELLON TRUST
COMPANY, N.A.,
As Trustee

By: _____
       Authorized Signatory

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Section 2.03 *Principal Amount; Issuable in Series*. The aggregate principal amount of Debt Securities which may be issued, executed, authenticated, delivered and outstanding under this Indenture is unlimited.

The Debt Securities may be issued in one or more series in fully registered form. There shall be established, without the approval of any Holders, in or pursuant to a resolution of the Board of Directors and set forth in an Officers' Certificate, or established in one or more Indentures supplemental hereto, prior to the issuance of Debt Securities of any series any or all of the following:

(a) the title of the Debt Securities of the series (which shall distinguish the Debt Securities of the series from all other Debt Securities);

(b) any limit upon the aggregate principal amount of the Debt Securities of the series which may be authenticated and delivered under this Indenture (except for Debt Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Debt Securities of the series pursuant to this Article II);

(c) the date or dates on which the principal of and premium, if any, on the Debt Securities of the series are payable;

(d) the rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest, if any, or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable, or the method by which such date will be determined, the record dates for the determination of Holders thereof to whom such interest is payable; and the basis upon which interest will be calculated if other than that of a 360-day year of twelve thirty-day months;

(e) the place or places, if any, in addition to or instead of the corporate trust office of the Trustee, where the principal of, and premium, if any, and interest on, Debt Securities of the series shall be payable ("Place of Payment");

(f) the price or prices at which, the period or periods within which and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Partnership or otherwise;

(g) whether Debt Securities of the series are entitled to the benefits of any Guarantee of any Guarantors pursuant to this Indenture;

(h) the obligation, if any, of the Partnership to redeem, purchase or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the price or prices at which and the period or periods within which and the terms and conditions upon which Debt Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(i) the terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for capital stock (which may be represented by depositary shares), other Debt

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Securities or warrants for capital stock or Debt or other securities of any kind of the Partnership or any other obligor and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein;

(j)   if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

(k)   if the amount of principal of or any premium or interest on Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

(l)   if the principal amount payable at the Stated Maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to such Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

(m)   any changes or additions to Article XI, including the addition of additional covenants that may be subject to the covenant defeasance option pursuant to Section 11.02(b);

(n)   if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.01 or provable in bankruptcy pursuant to Section 6.02;

(o)   the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the TIA are applicable and any corresponding changes to provisions of this Indenture as currently in effect;

(p)   any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the Holders to declare the principal of, and premium and interest on, such Debt Securities due and payable;

(q)   if the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security or Securities, the terms and conditions, if any, upon which such Global Security or Securities may be exchanged in whole or in part for other individual Debt Securities in definitive registered form; and the Depositary for such Global Security or Securities and the form of any legend or legends to be borne by any such Global Security or Securities in addition to or in lieu of the legend referred to in Section 2.15(a);

(r)   any trustees, authenticating or paying agents, transfer agents or registrars;

(s)   the applicability of, and any addition to or change in the covenants and definitions currently set forth in this Indenture or in the terms currently set forth in Article X, including conditioning any merger, conveyance, transfer or lease permitted by Article X upon the

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satisfaction of any Debt coverage standard by the Partnership and Successor Partnership (as defined in Article X);

(t)   with regard to Debt Securities of the series that do not bear interest, the dates for certain required reports to the Trustee; and

(u)   any other terms of the Debt Securities of the series (which terms shall not be prohibited by the provisions of this Indenture).

All Debt Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to such resolution of the Board of Directors and as set forth in such Officers' Certificate or in any such Indenture supplemental hereto.

Section 2.04 *Execution of Debt Securities*. The Debt Securities shall be signed on behalf of the Partnership by one Officer of the General Partner and, if the seal of the General Partner is reproduced thereon, it shall be attested by its Secretary, an Assistant Secretary, a Treasurer or an Assistant Treasurer. Such signatures upon the Debt Securities may be the manual or facsimile signatures of the present or any future such authorized officers and may be imprinted or otherwise reproduced on the Debt Securities. The seal of the General Partner, if any, may be in the form of a facsimile thereof and may be impressed, affixed, imprinted or otherwise reproduced on the Debt Securities.

Only such Debt Securities as shall bear thereon a certificate of authentication substantially in the form hereinbefore recited, signed manually by the Trustee, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee upon any Debt Security executed by the General Partner on behalf of the Partnership shall be conclusive evidence that the Debt Security so authenticated has been duly authenticated and delivered hereunder.

In case any officer of the General Partner who shall have signed any of the Debt Securities shall cease to be such officer before the Debt Securities so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Partnership, such Debt Securities nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Debt Securities had not ceased to be such officer of the General Partner; and any Debt Security may be signed on behalf of the General Partner by such Persons as, at the actual date of the execution of such Debt Security, shall be the proper officers of the General Partner, although at the date of such Debt Security or of the execution of this Indenture any such Person was not such officer.

Section 2.05 *Authentication and Delivery of Debt Securities*. At any time and from time to time after the execution and delivery of this Indenture, the Partnership may deliver to the Trustee for authentication Debt Securities of any series executed by the Partnership, and the Trustee shall thereupon authenticate and deliver said Debt Securities to or upon a Partnership Order. In authenticating such Debt Securities, and accepting the additional responsibilities under this Indenture in relation to such Debt Securities, the Trustee shall be given, and (subject to Section 7.01) shall be fully protected in relying upon:

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(a)   a copy of any resolution or resolutions of the Board of Directors, certified by the Secretary or Assistant Secretary of the General Partner, authorizing the terms of issuance of any series of Debt Securities;

(b)   an executed supplemental Indenture, if any;

(c)   an Officers' Certificate; and

(d)   an Opinion of Counsel prepared in accordance with Section 13.05 which shall also state:

(i)   that the form of such Debt Securities has been established by or pursuant to a resolution of the Board of Directors or by a supplemental Indenture as permitted by Section 2.01 in conformity with the provisions of this Indenture;

(ii)   that the terms of such Debt Securities have been established by or pursuant to a resolution of the Board of Directors or by a supplemental Indenture as permitted by Section 2.03 in conformity with the provisions of this Indenture;

(iii)   that such Debt Securities, when authenticated and delivered by the Trustee and issued by the Partnership in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Partnership, enforceable in accordance with their terms except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally and rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability;

(iv)   that the Partnership has the partnership power to issue such Debt Securities and has duly taken all necessary partnership action with respect to such issuance;

(v)   that the issuance of such Debt Securities will not contravene the organizational documents of the Partnership or result in any material violation of any of the terms or provisions of any law or regulation or of any material indenture, mortgage or other agreement known to such counsel by which the Partnership is bound;

(vi)   that authentication and delivery of such Debt Securities and the execution and delivery of any supplemental Indenture will not violate the terms of this Indenture; and

(vii)   such other matters as the Trustee may reasonably request.

Such Opinion of Counsel need express no opinion as to whether a court in the United States would render a money judgment in a currency other than that of the United States.

The Trustee shall have the right to decline to authenticate and deliver any Debt Securities under this Section 2.05 if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith by its board of directors or trustees, executive committee or a trust committee of directors, trustees or Officers (or any combination thereof) shall determine that such action would expose the Trustee to personal liability to existing Holders.

The Trustee may appoint an authenticating agent reasonably acceptable to the Partnership to authenticate Debt Securities of any series. Unless limited by the terms of such appointment, an authenticating agent may authenticate Debt Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, paying agent or agent for service of notices and demands.

Unless otherwise provided in the form of Debt Security for any series, each Debt Security shall be dated the date of its authentication.

Section 2.06 *Denomination of Debt Securities*. Unless otherwise provided in the form of Debt Security for any series, the Debt Securities of each series shall be issuable only as fully registered Debt Securities in such Dollar denominations as shall be specified or contemplated by Section 2.03. In the absence of any such specification with respect to the Debt Securities of any series, the Debt Securities of such series shall be issuable in denominations of $1,000 and any integral multiple thereof.

Section 2.07 *Registration of Transfer and Exchange.*

(a)   The Partnership shall keep or cause to be kept a register for each series of Debt Securities issued hereunder (hereinafter collectively referred to as the "Debt Security Register"), in which, subject to such reasonable regulations as it may prescribe, the Partnership shall provide for the registration of all Debt Securities and the transfer of Debt Securities as in this Article II provided. At all reasonable times the Debt Security Register shall be open for inspection by the Trustee. Subject to Section 2.15, upon due presentment for registration of transfer of any Debt Security at any office or agency to be maintained by the Partnership in accordance with the provisions of Section 4.02, the Partnership shall execute and the Trustee shall authenticate and deliver in the name of the transferee or transferees a new Debt Security or Debt Securities of authorized denominations for a like aggregate principal amount. In no event may Debt Securities be issued as, or exchanged for, bearer securities.

Unless and until otherwise determined by the Partnership by resolution of the Board of Directors, the Debt Security Register shall be kept at the Corporate Trust Office of the Trustee and, for this purpose, the Trustee shall be designated "Registrar."

Debt Securities of any series (other than a Global Security, except as set forth below) may be exchanged for a like aggregate principal amount of Debt Securities of the same series of other authorized denominations. Subject to Section 2.15, Debt Securities to be exchanged shall be surrendered at the office or agency to be maintained by the Partnership as provided in Section 4.02, and the Partnership shall execute and the Trustee shall authenticate and deliver in exchange therefor the Debt Security or Debt Securities which the Holder making the exchange shall be entitled to receive.

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(b)   All Debt Securities presented or surrendered for registration of transfer, exchange or payment shall (if so required by the Partnership, the Trustee or the Registrar) be duly endorsed or be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Partnership, the Trustee and the Registrar, duly executed by the Holder or his attorney duly authorized in writing.

All Debt Securities issued in exchange for or upon transfer of Debt Securities shall be the valid obligations of the Partnership, evidencing the same debt, and entitled to the same benefits under this Indenture as the Debt Securities surrendered for such exchange or transfer.

No service charge shall be made for any exchange or registration of transfer of Debt Securities (except as provided by Section 2.09), but the Partnership may require payment of a sum sufficient to cover any tax, fee, assessment or other governmental charge that may be imposed in relation thereto, other than those expressly provided in this Indenture to be made at the Partnership's own expense or without expense or without charge to the Holders.

The Partnership shall not be required (i) to issue, register the transfer of or exchange any Debt Securities for a period of 15 days next preceding any mailing of notice of redemption of Debt Securities of such series or (ii) to register the transfer of or exchange any Debt Securities selected, called or being called for redemption.

Prior to the due presentation for registration of transfer of any Debt Security, the Partnership, the Guarantors, the Trustee, any paying agent or any Registrar may deem and treat the Person in whose name a Debt Security is registered as the absolute owner of such Debt Security for the purpose of receiving payment of or on account of the principal of, and premium, if any, and (subject to Section 2.12) interest on, such Debt Security and for all other purposes whatsoever, whether or not such Debt Security is overdue, and none of the Partnership, the Guarantors, the Trustee, any paying agent or any Registrar shall be affected by notice to the contrary.

None of the Partnership, the Guarantors, the Trustee, any agent of the Trustee, any paying agent or any Registrar will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Section 2.08   *Temporary Debt Securities*.   Pending the preparation of definitive Debt Securities of any series, the Partnership may execute and the Trustee shall authenticate and deliver temporary Debt Securities (printed, lithographed, photocopied, typewritten or otherwise produced) of any authorized denomination, and substantially in the form of the definitive Debt Securities in lieu of which they are issued, in registered form with such omissions, insertions and variations as may be appropriate for temporary Debt Securities, all as may be determined by the Partnership with the concurrence of the Trustee.   Temporary Debt Securities may contain such reference to any provisions of this Indenture as may be appropriate.   Every temporary Debt Security shall be executed by the Partnership and be authenticated by the Trustee upon the same

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conditions and in substantially the same manner, and with like effect, as the definitive Debt Securities.

If temporary Debt Securities of any series are issued, the Partnership will cause definitive Debt Securities of such series to be prepared without unreasonable delay. After the preparation of definitive Debt Securities of such series, the temporary Debt Securities of such series shall be exchangeable for definitive Debt Securities of such series upon surrender of the temporary Debt Securities of such series at the office or agency of the Partnership at a Place of Payment for such series, without charge to the Holder thereof, except as provided in Section 2.07 in connection with a transfer. Upon surrender for cancellation of any one or more temporary Debt Securities of any series, the Partnership shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Debt Securities of the same series of authorized denominations and of like tenor. Until so exchanged, temporary Debt Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Debt Securities of such series.

Upon any exchange of a portion of a temporary Global Security for a definitive Global Security or for the individual Debt Securities represented thereby pursuant to Section 2.07 or this Section 2.08, the temporary Global Security shall be endorsed by the Trustee to reflect the reduction of the principal amount evidenced thereby, whereupon the principal amount of such temporary Global Security shall be reduced for all purposes by the amount to be exchanged and endorsed.

Section 2.09 *Mutilated, Destroyed, Lost or Stolen Debt Securities*. If (a) any mutilated Debt Security is surrendered to the Trustee at its corporate trust office or (b) the Partnership and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Debt Security, and there is delivered to the Partnership and the Trustee such security or indemnity as may be required by them to save each of them and any paying agent harmless, and neither the Partnership nor the Trustee receives notice that such Debt Security has been acquired by a bona fide purchaser, then the Partnership shall execute and, upon a Partnership Order, the Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Debt Security, a new Debt Security of the same series of like tenor, form, terms and principal amount, bearing a number not contemporaneously Outstanding. Upon the issuance of any substituted Debt Security, the Partnership or the Trustee may require the payment of a sum sufficient to cover any tax, fee, assessment or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Debt Security which has matured or is about to mature or which has been called for redemption shall become mutilated or be destroyed, lost or stolen, the Partnership may, instead of issuing a substituted Debt Security, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debt Security) if the applicant for such payment shall furnish the Partnership and the Trustee with such security or indemnity as either may require to save it harmless from all risk, however remote, and, in case of destruction, loss or theft, evidence to the satisfaction of the Partnership and the Trustee of the destruction, loss or theft of such Debt Security and of the ownership thereof.

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Every substituted Debt Security of any series issued pursuant to the provisions of this Section 2.09 by virtue of the fact that any Debt Security is destroyed, lost or stolen shall constitute an original additional contractual obligation of the Partnership, whether or not the destroyed, lost or stolen Debt Security shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debt Securities of that series duly issued hereunder. All Debt Securities shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debt Securities, and shall preclude any and all other rights or remedies, notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

Section 2.10 *Cancellation of Surrendered Debt Securities*. All Debt Securities surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to the Partnership or any paying agent or a Registrar, be delivered to the Trustee for cancellation by it, or if surrendered to the Trustee, shall be canceled by it, and no Debt Securities shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. All canceled Debt Securities held by the Trustee shall be destroyed (subject to the record retention requirements of the Exchange Act) and, upon written request, certification of their destruction delivered to the Partnership, unless otherwise directed. On request of the Partnership, the Trustee shall deliver to the Partnership canceled Debt Securities held by the Trustee. If the Partnership shall acquire any of the Debt Securities, however, such acquisition shall not operate as a redemption or satisfaction of the Debt represented thereby unless and until the same are delivered or surrendered to the Trustee for cancellation. The Partnership may not issue new Debt Securities to replace Debt Securities it has redeemed, paid or delivered to the Trustee for cancellation.

Section 2.11 *Provisions of the Indenture and Debt Securities for the Sole Benefit of the Parties and the Holders*. Nothing in this Indenture or in the Debt Securities, expressed or implied, shall give or be construed to give to any Person, other than the parties hereto, the Holders or any Registrar or paying agent, any legal or equitable right, remedy or claim under or in respect of this Indenture, or under any covenant, condition or provision herein contained; all its covenants, conditions and provisions being for the sole benefit of the parties hereto, the Holders and any Registrar and paying agents.

Section 2.12 *Payment of Interest; Interest Rights Preserved.*

(a) Interest on any Debt Security that is payable and is punctually paid or duly provided for on any interest payment date shall be paid to the Person in whose name such Debt Security is registered at the close of business on the regular record date for such interest notwithstanding the cancellation of such Debt Security upon any transfer or exchange subsequent to the regular record date. Payment of interest on Debt Securities shall be made at the corporate trust office of the Trustee (except as otherwise specified pursuant to Section 2.03), or at the option of the Partnership, by check mailed to the address of the Person entitled thereto as such address shall appear in the Debt Security Register or, if provided pursuant to Section 2.03 and in

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accordance with arrangements satisfactory to the Trustee, at the option of the Holder by wire transfer to an account designated by the Holder.

(b)   Subject to the foregoing provisions of this Section 2.12 and Section 2.16, each Debt Security of a particular series delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Debt Security of the same series shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Debt Security.

Section 2.13   *Securities Denominated in Dollars*.   Except as otherwise specified pursuant to Section 2.03 for Debt Securities of any series, payment of the principal of, and premium, if any, and interest on, Debt Securities of such series will be made in Dollars.

Section 2.14   *Wire Transfers*.   Notwithstanding any other provision to the contrary in this Indenture, the Partnership may make any payment of moneys required to be deposited with the Trustee on account of principal of, or premium, if any, or interest on, the Debt Securities (whether pursuant to optional or mandatory redemption payments, interest payments or otherwise) by wire transfer in immediately available funds to an account designated by the Trustee before 11:00 a.m., New York City time, on the date such moneys are to be paid to the Holders of the Debt Securities in accordance with the terms hereof.

Section 2.15   *Securities Issuable in the Form of a Global Security*.

(a)   If the Partnership shall establish pursuant to Sections 2.01 and 2.03 that the Debt Securities of a particular series are to be issued in whole or in part in the form of one or more Global Securities, then the Partnership shall execute and the Trustee or its agent shall, in accordance with Section 2.05, authenticate and deliver, such Global Security or Securities, which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, the Outstanding Debt Securities of such series to be represented by such Global Security or Securities, or such portion thereof as the Partnership shall specify in an Officers' Certificate, shall be registered in the name of the Depositary for such Global Security or Securities or its nominee, shall be delivered by the Trustee or its agent to the Depositary or pursuant to the Depositary's instruction and shall bear a legend substantially to the following effect:

(b)   "UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE PARTNERSHIP OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR

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THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN."

or such other legend as may then be required by the Depositary for such Global Security or Securities.

(c)   Notwithstanding any other provision of this Section 2.15 or of Section 2.07 to the contrary, and subject to the provisions of paragraph (c) below, unless the terms of a Global Security expressly permit such Global Security to be exchanged in whole or in part for definitive Debt Securities in registered form, a Global Security may be transferred, in whole but not in part and in the manner provided in Section 2.07, only by the Depositary to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or a nominee of the Depositary to a successor Depositary for such Global Security selected or approved by the Partnership, or to a nominee of such successor Depositary.

(i)   If at any time the Depositary for a Global Security or Securities notifies the Partnership that it is unwilling or unable to continue as Depositary for such Global Security or Securities or if at any time the Depositary for the Debt Securities for such series shall no longer be eligible or in good standing under the Exchange Act or other applicable statute, rule or regulation, the Partnership shall appoint a successor Depositary with respect to such Global Security or Securities. If a successor Depositary for such Global Security or Securities is not appointed by the Partnership within 120 days after the Partnership receives such notice or becomes aware of such ineligibility, the Partnership shall execute, and the Trustee or its agent, upon receipt of a Partnership Order for the authentication and delivery of such individual Debt Securities of such series in exchange for such Global Security or Securities, will authenticate and deliver, individual Debt Securities of such series of like tenor and terms in definitive form in an aggregate principal amount equal to the principal amount of the Global Security or Securities in exchange for such Global Security or Securities.

(ii)   If an Event of Default occurs and the Depositary for a Global Security or Securities notifies the Trustee of its decision to require that the Debt Securities of any series or portion thereof issued or issuable in the form of one or more Global Securities shall no longer be represented by such Global Security or Securities, the Partnership shall appoint a successor Depositary with respect to such Global Security or Securities. In such event the Partnership will execute, and the Trustee, upon receipt of a Partnership Order for the authentication and delivery of individual Debt Securities of such series in exchange in whole or in part for such Global Security or Securities, will authenticate and deliver individual Debt Securities of such series of like tenor and terms in definitive form in an aggregate principal amount equal to the principal amount of such series or portion thereof in exchange for such Global Security or Securities.

EXHIBIT 4.1 to the Form 8-K filed by BOARDWALK PIPELINE PARTNERS, LP on August 21, 2009

(iii)   If specified by the Partnership pursuant to Sections 2.01 and 2.03 with respect to Debt Securities issued or issuable in the form of a Global Security, the Depositary for such Global Security may surrender such Global Security in exchange in whole or in part for individual Debt Securities of such series of like tenor and terms in definitive form on such terms as are acceptable to the Partnership, the Trustee and such Depositary. Thereupon the Partnership shall execute, and the Trustee or its agent upon receipt of a Partnership Order for the authentication and delivery of definitive Debt Securities of such series shall authenticate and deliver, without service charge, to each Person specified by such Depositary a new Debt Security or Securities of the same series of like tenor and terms and of any authorized denomination as requested by such Person in aggregate principal amount equal to and in exchange for such Person's beneficial interest in the Global Security; and to such Depositary a new Global Security of like tenor and terms and in an authorized denomination equal to the difference, if any, between the principal amount of the surrendered Global Security and the aggregate principal amount of Debt Securities delivered to Holders thereof.

(iv)   In any exchange provided for in any of the preceding three paragraphs, the Partnership will execute and the Trustee or its agent will authenticate and deliver individual Debt Securities. Upon the exchange of the entire principal amount of a Global Security for individual Debt Securities, such Global Security shall be canceled by the Trustee or its agent. Except as provided in the preceding paragraph, Debt Securities issued in exchange for a Global Security pursuant to this Section 2.15 shall be registered in such names and in such authorized denominations as the Depositary for such Global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee or the Registrar. The Trustee or the Registrar shall deliver such Debt Securities to the Persons in whose names such Debt Securities are so registered.

(v)   Payments in respect of the principal of and interest on any Debt Securities registered in the name of the Depositary or its nominee will be payable to the Depositary or such nominee in its capacity as the registered owner of such Global Security. The Partnership, any Guarantors and the Trustee may treat the Person in whose name the Debt Securities, including the Global Security, are registered as the owner thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. None of the Partnership, any Guarantors, the Trustee, any Registrar, the paying agent or any agent of the Partnership, any Guarantors or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the beneficial ownership interests of the Global Security by the Depositary or its nominee or any of the Depositary's direct or indirect participants, or for maintaining, supervising or reviewing any records of the Depositary, its nominee or any of its direct or indirect participants relating to the beneficial ownership interests of the Global Security, the payments to the beneficial owners of the Global Security of amounts paid to the Depositary or its nominee, or any other matter relating to the actions and practices of the Depositary, its nominee or any of its direct or indirect participants. None of the Partnership, any Guarantors, the Trustee or any such agent will be liable for any delay by the Depositary, its nominee, or any of its direct or indirect participants in identifying the beneficial owners of the Debt Securities, and the Partnership, any Guarantors and the

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Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Debt Securities to be issued).

Section 2.16 *Defaulted Interest*. Any interest on any Debt Security of a particular series which is payable, but is not punctually paid or duly provided for, on the dates and in the manner provided in the Debt Securities of such series and in this Indenture (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder thereof on the relevant record date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Partnership, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Partnership may elect to make payment of any Defaulted Interest to the Persons in whose names the Debt Securities of such series are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Partnership shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each such Debt Security of such series and the date of the proposed payment, and at the same time the Partnership shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Partnership of such special record date and, in the name and at the expense of the Partnership, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first class postage pre-paid, to each Holder thereof at its address as it appears in the Debt Security Register, not less than 15 days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Debt Securities of such series are registered at the close of business on such special record date.

(ii) The Partnership may make payment of any Defaulted Interest on the Debt Securities of such series in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Debt Securities of such series may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Partnership to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.17 *CUSIP Numbers*. The Partnership in issuing the Debt Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the accuracy of such numbers either as printed on the Debt

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Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Debt Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Partnership will promptly notify the Trustee in writing of any change in the "CUSIP" numbers.

ARTICLE III
REDEMPTION OF DEBT SECURITIES

Section 3.01 *Applicability of Article*. The provisions of this Article shall be applicable to the Debt Securities of any series which are redeemable before their Stated Maturity except as otherwise specified as contemplated by Section 2.03 for Debt Securities of such series.

Section 3.02 *Notice of Redemption; Selection of Debt Securities*. In case the Partnership shall desire to exercise the right to redeem all or, as the case may be, any part of the Debt Securities of any series in accordance with their terms, by resolution of the Board of Directors or a supplemental Indenture, the Partnership shall fix a date for redemption and shall give notice of such redemption at least 30 and not more than 60 days prior to the date fixed for redemption to the Holders of Debt Securities of such series so to be redeemed as a whole or in part, in the manner provided in Section 13.03. The notice if given in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Debt Security of a series designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Debt Security of such series.

Each such notice of redemption shall specify (i) the date fixed for redemption, (ii) the redemption price at which Debt Securities of such series are to be redeemed (or the method of calculating such redemption price), (iii) the Place or Places of Payment that payment will be made upon presentation and surrender of such Debt Securities, (iv) that any interest accrued to the date fixed for redemption will be paid as specified in said notice, (v) that the redemption is for a sinking fund payment (if applicable), (vi) that, unless otherwise specified in such notice, if the Partnership defaults in making such redemption payment, the paying agent is prohibited from making such payment pursuant to the terms of this Indenture, (vii) that on and after said date any interest thereon or on the portions thereof to be redeemed will cease to accrue, (viii) that in the case of Original Issue Discount Securities original issue discount accrued after the date fixed for redemption will cease to accrue, (ix) the terms of the Debt Securities of that series pursuant to which the Debt Securities of that series are being redeemed and (x) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Debt Securities of that series. If less than all the Debt Securities of a series are to be redeemed the notice of redemption shall specify the certificate numbers of any Debt Securities of that series to be redeemed that are not in global form. In case any Debt Security of a series is to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the date fixed for redemption, upon surrender of such Debt Security, a new Debt Security or Debt Securities of that series in principal amount equal to the unredeemed portion thereof, will be issued.

At least five days before the giving of any notice of redemption, unless the Trustee consents to a shorter period, the Partnership shall give written notice to the Trustee of the Redemption Date, the principal amount of Debt Securities to be redeemed and the series and terms of the Debt Securities pursuant to which such redemption will occur. Such notice shall be accompanied by an Officers' Certificate and an Opinion of Counsel from the Partnership to the effect that such redemption will comply with the conditions herein, and such notice may be revoked at any time prior to the giving of a notice of redemption to the Holders pursuant to this Section 3.02. If fewer than all the Debt Securities of a series are to be redeemed, the record date relating to such redemption shall be selected by the Partnership and given in writing to the Trustee, which record date shall be not less than three days after the date of notice to the Trustee.

By 11 a.m., New York City time, on the Redemption Date for any Debt Securities, the Partnership shall deposit with the Trustee or with a paying agent (or, if the Partnership is acting as its own paying agent, segregate and hold in trust) an amount of money in Dollars (except as provided pursuant to Section 2.03) sufficient to pay the redemption price of such Debt Securities or any portions thereof that are to be redeemed on that date, together with any interest accrued to the Redemption Date.

If less than all the Debt Securities of like tenor and terms of a series are to be redeemed (other than pursuant to mandatory sinking fund redemptions), the Trustee shall select, on a pro rata basis, by lot or by such other method as in its sole discretion it shall deem appropriate and fair, the Debt Securities of that series or portions thereof (in multiples of $1,000) to be redeemed. In any case where more than one Debt Security of such series is registered in the same name, the Trustee in its discretion may treat the aggregate principal amount so registered as if it were represented by one Debt Security of such series. The Trustee shall promptly notify the Partnership in writing of the Debt Securities selected for redemption and, in the case of any Debt Securities selected for partial redemption, the principal amount thereof to be redeemed. If any Debt Security called for redemption shall not be so paid upon surrender thereof on such Redemption Date, the principal, premium, if any, and interest shall bear interest until paid from the Redemption Date at the rate borne by the Debt Securities of that series. If less than all the Debt Securities of unlike tenor and terms of a series are to be redeemed, the particular Debt Securities to be redeemed shall be selected by the Partnership. Provisions of this Indenture that apply to Debt Securities called for redemption also apply to portions of Debt Securities called for redemption.

Section 3.03 *Payment of Debt Securities Called for Redemption*. If notice of redemption has been given as provided in Section 3.02, the Debt Securities or portions of Debt Securities of the series with respect to which such notice has been given shall become due and payable on the date and at the Place or Places of Payment stated in such notice at the applicable redemption price, together with any interest accrued to the date fixed for redemption, and on and after said date (unless the Partnership shall default in the payment of such Debt Securities at the applicable redemption price, together with any interest accrued to said date) any interest on the Debt Securities or portions of Debt Securities of any series so called for redemption shall cease to accrue, and any original issue discount in the case of Original Issue Discount Securities shall cease to accrue. On presentation and surrender of such Debt Securities at the Place or Places of Payment in said notice specified, the said Debt Securities or the specified portions thereof shall

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be paid and redeemed by the Partnership at the applicable redemption price, together with any interest accrued thereon to the date fixed for redemption.

Any Debt Security that is to be redeemed only in part shall be surrendered at the Place of Payment with, if the Partnership, the Registrar or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Partnership, the Registrar and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing, and the Partnership shall execute, and the Trustee shall authenticate and deliver to the Holder of such Debt Security without service charge, a new Debt Security or Debt Securities of the same series, of like tenor and form, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Debt Security so surrendered; except that if a Global Security is so surrendered, the Partnership shall execute, and the Trustee shall authenticate and deliver to the Depositary for such Global Security, without service charge, a new Global Security in a denomination equal to and in exchange for the unredeemed portion of the principal of the Global Security so surrendered. In the case of a Debt Security providing appropriate space for such notation, at the option of the Holder thereof, the Trustee, in lieu of delivering a new Debt Security or Debt Securities as aforesaid, may make a notation on such Debt Security of the payment of the redeemed portion thereof.

Section 3.04   *Mandatory and Optional Sinking Funds*. The minimum amount of any sinking fund payment provided for by the terms of Debt Securities of any series, resolution of the Board of Directors or a supplemental Indenture is herein referred to as a "mandatory sinking fund payment," and any payment in excess of such minimum amount provided for by the terms of Debt Securities of any series, resolution of the Board of Directors or a supplemental Indenture is herein referred to as an "optional sinking fund payment."

In lieu of making all or any part of any mandatory sinking fund payment with respect to any Debt Securities of a series in cash, the Partnership may at its option (a) deliver to the Trustee Debt Securities of that series theretofore purchased or otherwise acquired by the Partnership or (b) receive credit for the principal amount of Debt Securities of that series which have been redeemed either at the election of the Partnership pursuant to the terms of such Debt Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Debt Securities, resolution or supplemental Indenture; provided, that such Debt Securities have not been previously so credited. Such Debt Securities shall be received and credited for such purpose by the Trustee at the redemption price specified in such Debt Securities, resolution or supplemental Indenture for redemption through operation of the sinking fund and the amount of such mandatory sinking fund payment shall be reduced accordingly.

Section 3.05   *Redemption of Debt Securities for Sinking Fund*. Not less than 60 days prior to each sinking fund payment date for any series of Debt Securities, the Partnership will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, any resolution or supplemental Indenture, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Debt Securities of that series pursuant to Section 3.04 (which Debt Securities, if not previously redeemed, will accompany

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such certificate) and whether the Partnership intends to exercise its right to make any permitted optional sinking fund payment with respect to such series. Such certificate shall also state that no Event of Default has occurred and is continuing with respect to such series. Such certificate shall be irrevocable and upon its delivery the Partnership shall be obligated to make the cash payment or payments therein referred to, if any, by 11 a.m., New York City time, on the next succeeding sinking fund payment date. Failure of the Partnership to deliver such certificate (or to deliver the Debt Securities specified in this paragraph) shall not constitute a Default, but such failure shall require that the sinking fund payment due on the next succeeding sinking fund payment date for that series shall be paid entirely in cash and shall be sufficient to redeem the principal amount of such Debt Securities subject to a mandatory sinking fund payment without the option to deliver or credit Debt Securities as provided in Section 3.04 and without the right to make any optional sinking fund payment, if any, with respect to such series.

Any sinking fund payment or payments (mandatory or optional) made in cash plus any unused balance of any preceding sinking fund payments made in cash which shall equal or exceed $100,000 (or a lesser sum if the Partnership shall so request) with respect to the Debt Securities of any particular series shall be applied by the Trustee on the sinking fund payment date on which such payment is made (or, if such payment is made before a sinking fund payment date, on the sinking fund payment date following the date of such payment) to the redemption of such Debt Securities at the redemption price specified in such Debt Securities, resolution or supplemental Indenture for operation of the sinking fund together with any accrued interest to the date fixed for redemption. Any sinking fund moneys not so applied or allocated by the Trustee to the redemption of Debt Securities shall be added to the next cash sinking fund payment received by the Trustee for such series and, together with such payment, shall be applied in accordance with the provisions of this Section 3.05. Any and all sinking fund moneys with respect to the Debt Securities of any particular series held by the Trustee on the last sinking fund payment date with respect to Debt Securities of such series and not held for the payment or redemption of particular Debt Securities shall be applied by the Trustee, together with other moneys, if necessary, to be deposited sufficient for the purpose, to the payment of the principal of the Debt Securities of that series at its Stated Maturity.

The Trustee shall select the Debt Securities to be redeemed upon such sinking fund payment date in the manner specified in the last paragraph of Section 3.02 and the Partnership shall cause notice of the redemption thereof to be given in the manner provided in Section 3.02 except that the notice of redemption shall also state that the Debt Securities are being redeemed by operation of the sinking fund. Such notice having been duly given, the redemption of such Debt Securities shall be made upon the terms and in the manner stated in Section 3.03.

The Trustee shall not redeem any Debt Securities of a series with sinking fund moneys or mail any notice of redemption of such Debt Securities by operation of the sinking fund for such series during the continuance of a Default in payment of interest on such Debt Securities or of any Event of Default (other than an Event of Default occurring as a consequence of this paragraph) with respect to such Debt Securities, except that if the notice of redemption of any such Debt Securities shall theretofore have been mailed in accordance with the provisions hereof, the Trustee shall redeem such Debt Securities if cash sufficient for that purpose shall be deposited with the Trustee for that purpose in accordance with the terms of this Article III.

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Except as aforesaid, any moneys in the sinking fund for such series at the time when any such Default or Event of Default shall occur and any moneys thereafter paid into such sinking fund shall, during the continuance of such Default or Event of Default, be held as security for the payment of such Debt Securities; provided, however, that in case such Default or Event of Default shall have been cured or waived as provided herein, such moneys shall thereafter be applied on the next sinking fund payment date for such Debt Securities on which such moneys may be applied pursuant to the provisions of this Section 3.05.

ARTICLE IV
PARTICULAR COVENANTS OF THE PARTNERSHIP

Section 4.01 *Payment of Principal of, and Premium, If Any, and Interest on, Debt Securities*. The Partnership, for the benefit of each series of Debt Securities, will duly and punctually pay or cause to be paid the principal of, and premium, if any, and interest on, each of the Debt Securities at the place, at the respective times and in the manner provided herein or in the Debt Securities. Each installment of interest on any Debt Securities not in global form may at the Partnership's option be paid by mailing checks for such interest payable to the Person entitled thereto pursuant to Section 2.07(a) to the address of such Person as it appears on the Debt Security Register.

Principal of and premium and interest on Debt Securities of any series shall be considered paid on the date due if, by 11 a.m., New York City time, on such date the Trustee or any paying agent holds in accordance with this Indenture money sufficient to pay all principal, premium and interest then due.

The Partnership shall pay interest on overdue principal or premium, if any, at the rate specified therefor in the Debt Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02 *Maintenance of Offices or Agencies for Registration of Transfer, Exchange and Payment of Debt Securities*. The Partnership will maintain in each Place of Payment for any series of Debt Securities an office or agency where Debt Securities of such series may be presented or surrendered for payment, and it shall also maintain (in or outside such Place of Payment) an office or agency where Debt Securities of such series may be surrendered for transfer or exchange and where notices and demands to or upon the Partnership in respect of the Debt Securities of such series and this Indenture may be served. The Partnership will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Partnership shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the office of the Trustee where its corporate trust business is principally administered in the United States, and the Partnership hereby appoints the Trustee as its agent to receive all presentations, surrenders, notices and demands.

The Partnership may also from time to time designate different or additional offices or agencies to be maintained for such purposes (in or outside of such Place of Payment), and may

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from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Partnership of its obligations described in the preceding paragraph. The Partnership will give prompt written notice to the Trustee of any such additional designation or rescission of designation and any change in the location of any such different or additional office or agency.

Section 4.03 *Appointment to Fill a Vacancy in the Office of Trustee*. The Partnership, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.08, a Trustee, so that there shall at all times be a Trustee hereunder with respect to each series of Debt Securities.

Section 4.04 *Duties of Paying Agents, etc*.

(a) The Partnership shall cause each paying agent, if any, other than the Trustee, to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04,

(i) that it will hold all sums held by it as such agent for the payment of the principal of, and premium, if any, or interest on, the Debt Securities of any series (whether such sums have been paid to it by the Partnership or by any other obligor on the Debt Securities of such series) in trust for the benefit of the Holders of the Debt Securities of such series;

(ii) that it will give the Trustee notice of any failure by the Partnership (or by any other obligor on the Debt Securities of such series) to make any payment of the principal of, and premium, if any, or interest on, the Debt Securities of such series when the same shall be due and payable; and

(iii) that it will at any time during the continuance of an Event of Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held by it as such agent.

(b) If the Partnership shall act as its own paying agent, it will, on or before each due date of the principal of, and premium, if any, or interest on, the Debt Securities of any series, set aside, segregate and hold in trust for the benefit of the Holders of the Debt Securities of such series a sum sufficient to pay such principal, premium, if any, or interest so becoming due. The Partnership will promptly notify the Trustee of any failure by the Partnership to take such action or the failure by any other obligor on such Debt Securities to make any payment of the principal of, and premium, if any, or interest on, such Debt Securities when the same shall be due and payable.

(c) Anything in this Section 4.04 to the contrary notwithstanding, the Partnership may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by it or any paying agent, as required by this Section 4.04, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Partnership or such paying agent.

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(d)   Whenever the Partnership shall have one or more paying agents with respect to any series of Debt Securities, it will, prior to each due date of the principal of, and premium, if any, or interest on, any Debt Securities of such series, deposit with any such paying agent a sum sufficient to pay the principal, premium or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto, and (unless any such paying agent is the Trustee) the Partnership will promptly notify the Trustee of its action or failure so to act.

(e)   Anything in this Section 4.04 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 4.04 is subject to the provisions of Section 11.05.

Section 4.05   *SEC Reports; Financial Statements*.

The Partnership shall file with the Trustee, within 15 days after the Partnership or any Guarantor is required to file the same with the SEC, copies of the annual reports and of the information, documents, and other reports that the Partnership or such Guarantor is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Partnership's and any Guarantor's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

. The Partnership shall, so long as any of the Debt Securities are Outstanding, deliver to the Trustee, on or before January 31 in each year, a brief certificate from the principal executive, financial or accounting officer of Boardwalk GP as to his or her knowledge of the Issuer's compliance with all conditions and covenants under the Indenture (such compliance to be determined without regard to any period of grace or requirement of notice provided under the Indenture).

Section 4.07   *Further Instruments and Acts*. The Partnership will, upon request of the Trustee, execute and deliver such further instruments and do such further acts as may reasonably be necessary or proper to carry out more effectually the purposes of this Indenture.

Section 4.08   *Waiver of Certain Covenants*. The Partnership and the Guarantors may, with respect to the Debt Securities of any series, omit in any particular instance to comply with any covenant made applicable to such Debt Securities pursuant to Section 2.03, if, before or after the time for such compliance, the Holders of at least a majority in principal amount of the Outstanding Debt Securities of each series affected, waive such compliance in such instance with such covenant, but no such waiver shall extend to or affect such covenant except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Partnership and the Guarantors and the duties of the Trustee in respect of any such covenant shall remain in full force and effect.

Section 4.09   *Statement by Officers as to Default*. The Partnership shall deliver to the Trustee, within thirty days after the Partnership becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of

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Default, an Officers' Certificate setting forth the details of such Event of Default or default and the action which the Partnership proposes to take with respect thereto.

ARTICLE V
HOLDERS' LISTS AND REPORTS BY THE TRUSTEE

Section 5.01 *Partnership to Furnish Trustee Information as to Names and Addresses of Holders; Preservation of Information*. The Partnership covenants and agrees that it will furnish or cause to be furnished to the Trustee with respect to the Debt Securities of each series:

(a) not more than 10 days after each record date with respect to the payment of interest, if any, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of such record date, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Partnership of any such request, a list of similar form and contents as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that so long as the Trustee shall be the Registrar, such lists shall not be required to be furnished.

The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders (i) contained in the most recent list furnished to it as provided in this Section 5.01 or (ii) received by it in the capacity of paying agent or Registrar (if so acting) hereunder.

The Trustee may destroy any list furnished to it as provided in this Section 5.01 upon receipt of a new list so furnished.

Section 5.02 *Communications to Holders*. Holders may communicate pursuant to Section 312(b) of the TIA with other Holders with respect to their rights under this Indenture or the Debt Securities. The Partnership, the Trustee, the Registrar and anyone else shall have the protection of Section 312(c) of the TIA.

Section 5.03 *Reports by Trustee*. Within 60 days after each January 31, beginning with the first January 31 following the date of this Indenture, and in any event on or before April 1 in each year, the Trustee shall mail to Holders a brief report dated as of such January 31 that complies with TIA Section 313(a); provided, however, that if no event described in TIA Section 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted. The Trustee also shall comply with TIA Section 313(b).

Reports pursuant to this Section 5.03 shall be transmitted by mail:

(a) to all Holders, as the names and addresses of such Holders appear in the Debt Security Register; and

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(b)   except in the cases of reports under Section 313(b)(2) of the TIA, to each Holder of a Debt Security of any series whose name and address appear in the information preserved at the time by the Trustee in accordance with Section 5.01.

A copy of each report at the time of its mailing to Holders shall be filed with the Securities and Exchange Commission and each stock exchange (if any) on which the Debt Securities of any series are listed. The Partnership agrees to notify promptly the Trustee whenever the Debt Securities of any series become listed on or delisted from any stock exchange and of any delisting thereof.

Section 5.04   *Record Dates for Action by Holders*. If the Partnership shall solicit from the Holders of Debt Securities of any series any action (including the making of any demand or request, the giving of any direction, notice, consent or waiver or the taking of any other action), the Partnership may, at its option, by resolution of the Board of Directors, fix in advance a record date for the determination of Holders of Debt Securities entitled to take such action, but the Partnership shall have no obligation to do so. Any such record date shall be fixed at the Partnership's discretion. If such a record date is fixed, such action may be sought or given before or after the record date, but only the Holders of Debt Securities of record at the close of business on such record date shall be deemed to be Holders of Debt Securities for the purpose of determining whether Holders of the requisite proportion of Debt Securities of such series Outstanding have authorized or agreed or consented to such action, and for that purpose the Debt Securities of such series Outstanding shall be computed as of such record date.

ARTICLE VI
REMEDIES OF THE TRUSTEE AND HOLDERS IN EVENT OF DEFAULT

Section 6.01   *Events of Default*. "Event of Default" with respect to the Debt Securities of any series means each one of the following events which shall have occurred and be continuing:

(a)   default in the payment of any installment of interest upon any Debt Securities of that series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

(b)   default in the payment of the principal of or premium, if any, on any Debt Securities of that series as and when the same shall become due and payable, whether at Stated Maturity, upon redemption, by declaration, upon required repurchase or otherwise; or

(c)   default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable; or

(d)   failure on the part of the Partnership or, if any series of Debt Securities Outstanding under this Indenture is entitled to the benefits of a Guarantee by a Guarantor, any of the Guarantors, duly to observe or perform any other of the covenants or agreements on the part of the Partnership, or if applicable, any of the Guarantors, in the Debt Securities of that series, in any resolution of the Board of Directors authorizing the issuance of that series of Debt Securities, in this Indenture with respect to such series or in any supplemental Indenture with respect to such

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series (other than a covenant a default in the performance of which is elsewhere in this Section specifically dealt with), continuing for a period of 60 days (or 180 days in the case of a Reporting Failure) after the date on which written notice specifying such failure and requiring the Partnership, or if applicable, the Guarantors, to remedy the same and stating that such notice is a "Notice of Default" hereunder shall have been given to the Partnership and if applicable, the Guarantors, by the Trustee or to the Partnership and, if applicable, the Guarantors, and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time Outstanding; or

(e) the Partnership or, if any series of Debt Securities Outstanding under this Indenture is entitled to the benefits of the Guarantee by a Guarantor, any of the Guarantors, pursuant to or within the meaning of any Bankruptcy Law,

(i) commences a voluntary case,

(ii) consents to the entry of an order for relief against it in an involuntary case,

(iii) consents to the appointment of a Custodian of it or for all or substantially all of its property; or

(iv) makes a general assignment for the benefit of its creditors; or

(f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Partnership or, if any series of Debt Securities Outstanding under this Indenture is entitled to the benefits of the Guarantee by a Guarantor, any of the Guarantors, as debtor in an involuntary case,

(ii) appoints a Custodian of the Partnership or, if any series of Debt Securities Outstanding under this Indenture is entitled to the benefits of the Guarantee by a Guarantor, any of the Guarantors, or a Custodian for all or substantially all of the property of the Partnership, or if applicable, any of the Guarantors, or

(iii) orders the liquidation of the Partnership or, if any series of Debt Securities Outstanding under this Indenture is entitled to the benefits of the Guarantee by a Guarantor, any of the Guarantors,

and the order or decree remains unstayed and in effect for 60 days; or

(g) if any series of Debt Securities Outstanding under this Indenture is entitled to the benefits of the Guarantee by a Guarantor, the Guarantee of any of the Guarantors ceases to be in full force and effect with respect to Debt Securities of that series (except as otherwise provided in this Indenture) or is declared null and void in a judicial proceeding or any of the Guarantors denies or disaffirms its obligations under this Indenture or such Guarantee; or

(h) any other Event of Default provided with respect to Debt Securities of that series;

(i)   *provided, however*, that the occurrence of any of the events described in the foregoing clause (d) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Partnership's independent public accountants.

(j)   If an Event of Default described in clause (a), (b), (c), (d), (g), or (h) with respect to Debt Securities of that series at the time Outstanding occurs with respect to the Partnership or any Guarantor and is continuing, unless the principal of, premium, if any, and accrued and unpaid interest on all the Debt Securities of that series shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of that series then Outstanding hereunder, by notice in writing to the Partnership and the Guarantor (and to the Trustee if given by Holders), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series), premium, if any, and interest on all the Debt Securities of that series to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in this Indenture or in the Debt Securities of that series contained to the contrary notwithstanding. If an Event of Default described in clause (e) or (f) occurs with respect to the Partnership, then and in each and every such case, unless the principal of and accrued and unpaid interest on all the Debt Securities shall have become due and payable, the principal of (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms thereof), premium, if any, and interest on all the Debt Securities then Outstanding hereunder shall *ipso facto* become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders, anything in this Indenture or in the Debt Securities contained to the contrary notwithstanding.

The Holders of a majority in aggregate principal amount of the Debt Securities of a particular series by written notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree of a court of competent jurisdiction already rendered and if all existing Events of Default with respect to that series have been cured or waived except nonpayment of principal, premium, if any, or interest that has become due solely because of acceleration. Upon any such rescission, the parties hereto shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the parties hereto shall continue as though no such proceeding had been taken.

Section 6.02   *Collection of Debt by Trustee, etc.* If an Event of Default occurs and is continuing, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid or enforce the performance of any provision of the Debt Securities of the affected series or this Indenture, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against any of the Guarantors or the Partnership or any other obligor upon the Debt Securities of such series (and collect in the manner provided by law out of the property of any of the Guarantors or the Partnership or any

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other obligor upon the Debt Securities of such series wherever situated the moneys adjudged or decreed to be payable).

In case there shall be pending proceedings for the bankruptcy or for the reorganization of any of the Guarantors or the Partnership or any other obligor upon the Debt Securities of any series under any Bankruptcy Law, or in case a Custodian shall have been appointed for its property, or in case of any other similar judicial proceedings relative to any of the Guarantors or the Partnership or any other obligor upon the Debt Securities of any series, its creditors or its property, the Trustee, irrespective of whether the principal of Debt Securities of any series shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.02, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal, premium, if any, and interest (or, if the Debt Securities of such series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid in respect of the Debt Securities of such series, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee, its agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee except as a result of its negligence or willful misconduct) and of the Holders thereof allowed in any such judicial proceedings relative to any of the Guarantors or the Partnership, or any other obligor upon the Debt Securities of such series, its creditors or its property, and to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of such Holders and of the Trustee on their behalf, and any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of such Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to such Holders, to pay to the Trustee such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other reasonable expenses and liabilities incurred, and all advances made, by the Trustee except as a result of its negligence or willful misconduct.

All rights of action and of asserting claims under this Indenture, or under any of the Debt Securities of any series, may be enforced by the Trustee without the possession of any such Debt Securities, or the production thereof in any trial or other proceedings relative thereto, and any such action or proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment (except for any amounts payable to the Trustee pursuant to Section 7.06) shall be for the ratable benefit of the Holders of all the Debt Securities in respect of which such action was taken.

In case of an Event of Default hereunder the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

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Section 6.03 *Application of Moneys Collected by Trustee.* Any moneys or other property collected by the Trustee pursuant to Section 6.02 with respect to Debt Securities of any series shall be applied, in the order following, at the date or dates fixed by the Trustee for the distribution of such moneys or other property, upon presentation of the several Debt Securities of such series in respect of which moneys or other property have been collected, and the notation thereon of the payment, if only partially paid, and upon surrender thereof if fully paid:

FIRST: To the payment of all money due the Trustee pursuant to Section 7.06;

SECOND: In case the principal of the Outstanding Debt Securities in respect of which such moneys have been collected shall not have become due, to the payment of interest on the Debt Securities of such series in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the rate or Yield to Maturity (in the case of Original Issue Discount Debt Securities) borne by the Debt Securities of such series, such payments to be made ratably to the Persons entitled thereto, without discrimination or preference;

THIRD: In case the principal of the Outstanding Debt Securities in respect of which such moneys have been collected shall have become due, by declaration or otherwise, to the payment of the whole amount then owing and unpaid upon the Debt Securities of such series for principal and premium, if any, and interest, with interest on the overdue principal and premium, if any, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the rate or Yield to Maturity (in the case of Original Issue Discount Debt Securities) borne by the Debt Securities of such series; and, in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the Debt Securities of such series, then to the payment of such principal and premium, if any, and interest, without preference or priority of principal and premium, if any, over interest, or of interest over principal and premium, if any, or of any installment of interest over any other installment of interest, or of any Debt Security of such series over any Debt Security of such series, ratably to the aggregate of such principal and premium, if any, and interest; and

FOURTH: The remainder, if any, shall be paid to the Guarantors or the Partnership, as applicable, its successors or assigns, , or as a court of competent jurisdiction may direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.03. At least 15 days before such record date, the Partnership shall mail to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

Section 6.04 *Limitation on Suits by Holders.* No Holder of any Debt Security of any series shall have any right by virtue or by availing of any provision of this Indenture to institute any action or proceeding at law or in equity or in bankruptcy or otherwise, upon or under or with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that same series and of the continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the

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Outstanding Debt Securities of that series shall have made written request upon the Trustee to institute such action or proceedings in respect of such Event of Default in its own name as Trustee hereunder and shall have offered to the Trustee such indemnity or security as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee, for 60 days after its receipt of such notice, request and offer of indemnity or security shall have failed to institute any such action or proceedings and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 6.06; it being understood and intended, and being expressly covenanted by the Holder of every Debt Security with every other Holder and the Trustee, that no one or more Holders shall have any right in any manner whatever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any Holders, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all such Holders. For the protection and enforcement of the provisions of this Section 6.04, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision in this Indenture, however, the right of any Holder of any Debt Security to receive payment of the principal of, and premium, if any, and (subject to Section 2.12) interest on, such Debt Security, on or after the respective due dates expressed in such Debt Security, and to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.05   *Remedies Cumulative; Delay or Omission in Exercise of Rights Not a Waiver of Default*.   All powers and remedies given by this Article VI to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any Default occurring and continuing as aforesaid, shall impair any such right or power, or shall be construed to be a waiver of any such Default or an acquiescence therein; and, subject to the provisions of Section 6.04, every power and remedy given by this Article VI or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 6.06   *Rights of Holders of Majority in Principal Amount of Debt Securities to Direct Trustee and to Waive Default*.   The Holders of not less than a majority in aggregate principal amount of the Debt Securities of any series at the time Outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any right, trust or power conferred on the Trustee, with respect to the Debt Securities of such series; provided, however, that such direction shall not be otherwise than in accordance with law and the provisions of this Indenture, and that subject to the provisions of Section 7.01, the Trustee shall have the right to decline to follow any such direction if the Trustee being advised by counsel shall determine that the action so directed may not lawfully be taken or is inconsistent with any provision of this Indenture, or if the Trustee shall by a responsible officer or officers determine that the action so directed would involve it in personal liability or would be unduly prejudicial to Holders of Debt Securities of such series not taking

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part in such direction; and provided, further, however, that nothing in this Indenture contained shall impair the right of the Trustee to take any action deemed proper by the Trustee and which is not inconsistent with such direction by such Holders. The Holders of not less than a majority in aggregate principal amount of the Debt Securities of any series at the time Outstanding may on behalf of the Holders of all the Debt Securities of that series waive any past Default or Event of Default and its consequences for that series, except a Default or Event of Default in the payment of the principal of, and premium, if any, or interest on, any of the Debt Securities and a Default or Event of Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Holder affected thereby. In case of any such waiver, such Default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, and the Guarantors, the Partnership, the Trustee and the Holders of the Debt Securities of that series shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.07 *Trustee to Give Notice of Events of Defaults Known to It, but May Withhold Such Notice in Certain Circumstances*. The Trustee shall, within 90 days after the occurrence of an Event of Default, or if later, within 30 days after the Trustee obtains actual knowledge of the Event of Default, with respect to a series of Debt Securities give to the Holders thereof, in the manner provided in Section 13.03, notice of all Events of Default with respect to such series known to the Trustee, unless such Events of Default shall have been cured or waived before the giving of such notice; provided, that, except in the case of an Event of Default in the payment of the principal of, or premium, if any, or interest on, any of the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders thereof.

Section 6.08 *Requirement of an Undertaking to Pay Costs in Certain Suits under the Indenture or Against the Trustee*. All parties to this Indenture agree, and each Holder of any Debt Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit in the manner and to the extent provided in the TIA, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 6.08 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 25 percent in principal amount of the Outstanding Debt Securities of that series or to any suit instituted by any Holder for the enforcement of the payment of the principal of, or premium, if any, or interest on, any Debt Security on or after the due date for such payment expressed in such Debt Security.

ARTICLE VII
CONCERNING THE TRUSTEE

Section 7.01 *Certain Duties and Responsibilities*. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, its own bad faith or its own willful misconduct, except that:

(a) this paragraph shall not be construed to limit the effect of the first paragraph of this Section 7.01;

(b) prior to the occurrence of an Event of Default with respect to the Debt Securities of a series and after the curing or waiving of all Events of Default with respect to such series which may have occurred:

(i) the duties and obligations of the Trustee with respect to Debt Securities of any series shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations with respect to such series as are specifically set forth in this Indenture, and no implied covenants or obligations with respect to such series shall be read into this Indenture against the Trustee;

(ii) in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture; but the Trustee shall examine the evidence furnished to it pursuant to Sections 4.05 and **Error! Reference source not found.** to determine whether or not such evidence conforms to the requirement of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein);

(iii) the Trustee shall not be liable for an error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iv) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it with respect to Debt Securities of any series in good faith in accordance

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with the direction of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of that series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to Debt Securities of such series.

None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 7.02   *Certain Rights of Trustee.* Except as otherwise provided in Section 7.01:

(a)   the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)   any request, direction, order or demand of the Partnership mentioned herein shall be sufficiently evidenced by a Partnership Order (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the General Partner;

(c)   the Trustee may consult with counsel of its selection, and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d)   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders of Debt Securities of any series pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which may be incurred therein or thereby;

(e)   the Trustee shall not be liable for any action taken, suffered, or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(f)   the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, approval or other paper or document, unless requested in writing to do so by the Holders of a majority in aggregate principal amount of the then Outstanding Debt Securities of a series affected by such matter; provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is not, in the opinion of the Trustee, reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such costs, expenses or liabilities as a condition to so proceeding, and the reasonable expense of every such investigation shall be paid by the Partnership or, if paid by the Trustee, shall be repaid by the Partnership upon demand;

(g)   the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed by it with due care hereunder;

(h)   in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(i)   the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Debt Securities and this Indenture;

(j)   the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(k)   the Trustee may request that the Partnership deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

Section 7.03   *Trustee Not Liable for Recitals in Indenture or in Debt Securities*. The recitals contained herein, in the Debt Securities (except the Trustee's certificate of authentication) shall be taken as the statements of the Partnership, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Debt Securities of any series, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Debt Securities and perform its obligations hereunder, and that the statements made by it or to be made by it in a Statement of Eligibility and Qualification on Form T-1 supplied to the Partnership are true and accurate. The Trustee shall not be accountable for the use or application by the Partnership of any of the Debt Securities or of the proceeds thereof.

Section 7.04   *Trustee, Paying Agent or Registrar May Own Debt Securities*. The Trustee or any paying agent or Registrar, in its individual or any other capacity, may become the

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owner or pledgee of Debt Securities and subject to the provisions of the TIA relating to conflicts of interest and preferential claims may otherwise deal with the Partnership with the same rights it would have if it were not Trustee, paying agent or Registrar.

Section 7.05 *Moneys Received by Trustee to Be Held in Trust*. Subject to the provisions of Section 11.05, all moneys received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any moneys received by it hereunder. So long as no Event of Default shall have occurred and be continuing, all interest allowed on any such moneys shall be paid from time to time to the Partnership upon a Partnership Order.

Section 7.06 *Compensation and Reimbursement*. The Partnership covenants and agrees to pay in Dollars to the Trustee from time to time, and the Trustee shall be entitled to, reasonable compensation for all services rendered by it hereunder (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), and, except as otherwise expressly provided herein, the Partnership will pay or reimburse in Dollars the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents, attorneys and counsel and of all Persons not regularly in its employ), including without limitation, Section 6.02, except any such expense, disbursement or advances as shall be determined to have been caused by its negligence or willful misconduct. The Partnership also covenants to indemnify in Dollars the Trustee for, and to hold it harmless against, any loss, damage, claims, liability or expense incurred without negligence or willful misconduct on the part of the Trustee, arising out of or in connection with the acceptance or administration of this trust or trusts hereunder, including the reasonable costs and expenses of defending itself against any claim of liability in connection with the exercise or performance of any of its powers or duties hereunder. The obligations of the Partnership under this Section 7.06 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional Debt hereunder and shall survive the satisfaction, termination and discharge of this Indenture. The Partnership and the Holders agree that such additional Debt shall be secured by a Lien prior to that of the Debt Securities upon all property and funds held or collected by the Trustee, as such, except funds held in trust for the payment of principal of, and premium, if any, or interest on, particular Debt Securities.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(e) or (f) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.07 *Right of Trustee to Rely on an Officers' Certificate Where No Other Evidence Specifically Prescribed*. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee and such certificate, in the absence of negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08 *Separate Trustee; Replacement of Trustee.* The Partnership may, but need not, appoint a separate Trustee for any one or more series of Debt Securities. The Trustee may resign with respect to one or more or all series of Debt Securities at any time by giving notice to the Partnership. The Holders of a majority in principal amount of the Debt Securities of a particular series may remove the Trustee for such series and only such series by so notifying the Trustee and may appoint a successor Trustee. The Partnership shall remove the Trustee if:

      (a)   the Trustee fails to comply with Section 7.10;

      (b)   the Trustee is adjudged bankrupt or insolvent;

      (c)   a Custodian takes charge of the Trustee or its property; or

      (d)   the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Partnership or by the Holders of a majority in principal amount of the Debt Securities of a particular series and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Partnership shall promptly appoint a successor Trustee. No resignation or removal of the Trustee and no appointment of a successor Trustee shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of this Section 7.08.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Partnership. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders of Debt Securities of each applicable series. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.06.

If a successor Trustee does not take office within 60 days after the retiring Trustee gives notice of resignation or is removed, the retiring Trustee or the Holders of 25% in principal amount of the Debt Securities of any applicable series may petition any court of competent jurisdiction, at the expense of the Partnership, for the appointment of a successor Trustee for the Debt Securities of such series.

If the Trustee fails to comply with Section 7.10, any Holder of Debt Securities of any applicable series may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee for the Debt Securities of such series.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Partnership's obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

In the case of the appointment hereunder of a separate or successor Trustee with respect to the Debt Securities of one or more series, the Partnership, any retiring Trustee and each successor or separate Trustee with respect to the Debt Securities of any applicable series shall execute and deliver an Indenture supplemental hereto (i) which shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of any retiring Trustee with respect to the Debt Securities of any series as to which any such retiring Trustee is not retiring shall continue to be vested in such retiring Trustee and (ii) that shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, it being understood that nothing herein or in such supplemental Indenture shall constitute such Trustees co-trustees of the same trust and that each such separate, retiring or successor Trustee shall be Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee.

Section 7.09 *Successor Trustee by Merger*. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Trustee.

In case at the time such successor or successors to the Trustee by merger, conversion, consolidation or transfer shall succeed to the trusts created by this Indenture any of the Debt Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Debt Securities so authenticated; and in case at that time any of the Debt Securities shall not have been authenticated, any successor to the Trustee may authenticate such Debt Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Debt Securities or in this Indenture provided that the certificate of the Trustee shall have.

Section 7.10 *Eligibility; Disqualification*. The Trustee shall at all times satisfy the requirements of Section 310(a) of the TIA. The Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. No obligor upon the Debt Securities of a particular series or Person directly or indirectly controlling, controlled by or under common control with such obligor shall serve as Trustee for the Debt Securities of such series. The Trustee shall comply with Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA this Indenture or any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Partnership are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

Section 7.11 *Preferential Collection of Claims Against Partnership*. The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section

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311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated therein.

Section 7.12 *Compliance with Tax Laws*. The Trustee hereby agrees to comply with all U.S. Federal income tax information reporting and withholding requirements applicable to it with respect to payments of premium (if any) and interest on the Debt Securities, whether acting as Trustee, Registrar, paying agent or otherwise with respect to the Debt Securities.

ARTICLE VIII
CONCERNING THE HOLDERS

Section 8.01 *Evidence of Action by Holders*. Whenever in this Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of the Debt Securities of any or all series may take action (including the making of any demand or request, the giving of any direction, notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in Person or by agent or proxy appointed in writing, (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Section 5.02, (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders or (d) in the case of Debt Securities evidenced by a Global Security, by any electronic transmission or other message, whether or not in written format, that complies with the Depositary's applicable procedures.

Section 8.02 *Proof of Execution of Instruments and of Holding of Debt Securities*. Subject to the provisions of Sections 7.01, 7.02 and 13.09, proof of the execution of any instrument by a Holder or his agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The ownership of Debt Securities of any series shall be proved by the Debt Security Register or by a certificate of the Registrar for such series. The Trustee may require such additional proof of any matter referred to in this Section 8.02 as it shall deem necessary.

Section 8.03 *Who May Be Deemed Owner of Debt Securities*. Prior to due presentment for registration of transfer of any Debt Security, the Partnership, the Guarantors, the Trustee, any paying agent and any Registrar may deem and treat the Person in whose name any Debt Security shall be registered upon the books of the Partnership as the absolute owner of such Debt Security (whether or not such Debt Security shall be overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or on account of the principal of and premium, if any, and (subject to Section 2.12) interest on such Debt Security and for all other purposes, and none of the Partnership, the Guarantors or the Trustee nor any paying agent nor any Registrar shall be affected by any notice to the contrary; and all such payments so made to any such Holder for the time being, or upon his order, shall be valid and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Debt Security.

None of the Partnership, the Guarantors, the Trustee, any paying agent or any Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Section 8.04   *Instruments Executed by Holders Bind Future Holders.* At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Debt Securities of any series specified in this Indenture in connection with such action and subject to the following paragraph, any Holder of a Debt Security which is shown by the evidence to be included in the Debt Securities the Holders of which have consented to such action may, by filing written notice with the Trustee at its corporate trust office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Debt Security. Except as aforesaid any such action taken by the Holder of any Debt Security shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Debt Security and of any Debt Security issued upon transfer thereof or in exchange or substitution therefor, irrespective of whether or not any notation in regard thereto is made upon such Debt Security or such other Debt Securities. Any action taken by the Holders of the percentage in aggregate principal amount of the Debt Securities of any series specified in this Indenture in connection with such action shall be conclusively binding upon the Partnership, the Guarantors, the Trustee and the Holders of all the Debt Securities of such series.

The Partnership may, but shall not be obligated to, fix a record date for the purpose of determining the Holders of Debt Securities entitled to give their consent or take any other action required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Holders of Debt Securities at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders of Debt Securities after such record date. No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the Holders of the percentage in aggregate principal amount of the Debt Securities of such series specified in this Indenture shall have been received within such 120-day period.

ARTICLE IX
SUPPLEMENTAL INDENTURES

Section 9.01   *Purposes for Which Supplemental Indenture May Be Entered into Without Consent of Holders.* The Partnership and any Guarantors, when authorized by resolutions of the Board of Directors, and the Trustee may from time to time and at any time, without the consent of Holders, enter into an Indenture or Indentures supplemental hereto (which shall conform to the provisions of the TIA as in force at the date of the execution thereof) for one or more of the following purposes:

(a)   to evidence the succession pursuant to Article X of another Person to the Partnership, or successive successions, and the assumption by the Successor Partnership (as defined in Section 10.01) of the covenants, agreements and obligations of the Partnership in this Indenture and in the Debt Securities;

(b)   to surrender any right or power herein conferred upon the Partnership or the Guarantors, to add to the covenants of the Partnership or the Guarantors such further covenants, restrictions, conditions or provisions for the protection of the Holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) as the Board of Directors shall consider to be for the protection of the Holders of such Debt Securities, and to make the occurrence, or the occurrence and continuance, of a Default in any of such additional covenants, restrictions, conditions or provisions a Default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental Indenture may provide for a particular period of grace after Default (which period may be shorter or longer than that allowed in the case of other Defaults) or may provide for an immediate enforcement upon such Default or may limit the remedies available to the Trustee upon such Default or may limit the right of the Holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive such Default;

(c)   to cure any ambiguity or omission or to correct or supplement any provision contained herein, in any supplemental Indenture or in any Debt Securities of any series that may be defective or inconsistent with any other provision contained herein, in any supplemental Indenture or in the Debt Securities of such series; to convey, transfer, assign, mortgage or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under this Indenture as shall not adversely affect the interests of any Holders of Debt Securities of any series;

(d)   to permit the qualification of this Indenture or any Indenture supplemental hereto under the TIA as then in effect, except that nothing herein contained shall permit or authorize the inclusion in any Indenture supplemental hereto of the provisions referred to in Section 316(a)(2) of the TIA;

(e)   to permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

(f)   to reflect the release of any Guarantor in accordance with Article XIV;

(g)   to add Guarantors with respect to any or all of the Debt Securities or to secure any or all of the Debt Securities or the Guarantee;

(h)   to make any change that does not adversely affect the rights hereunder of any Holder;

(i)   to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Debt Securities; provided, however, that any such addition, change or elimination not otherwise permitted under this Section 9.01 shall neither apply to any Debt Security of any series created prior to the execution of such supplemental Indenture and entitled

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to the benefit of such provision nor modify the rights of the Holder of any such Debt Security with respect to such provision or shall become effective only when there is no such Debt Security Outstanding;

(j)   to evidence and provide for the acceptance of appointment hereunder by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee; and

(k)   to establish the form or terms of Debt Securities of any series as permitted by Sections 2.01 and 2.03.

The Trustee is hereby authorized to join with the Partnership and the Guarantors in the execution of any such supplemental Indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental Indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Any supplemental Indenture authorized by the provisions of this Section 9.01 may be executed by the Partnership, the Guarantors and the Trustee without the consent of the Holders of any of the Debt Securities at the time Outstanding, notwithstanding any of the provisions of Section 9.02.

Section 9.02 *Modification of Indenture with Consent of Holders of Debt Securities*. Without notice to any Holder but with the consent (evidenced as provided in Section 8.01) of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such supplemental Indenture (including consents obtained in connection with a tender offer or exchange offer for any such series of Debt Securities), the Partnership and the Guarantors, when authorized by resolutions of the Board of Directors, and the Trustee may from time to time and at any time enter into an Indenture or Indentures supplemental hereto (which shall conform to the provisions of the TIA as in force at the date of execution thereof) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental Indenture or of modifying in any manner the rights of the Holders of the Debt Securities of such series; provided, that no such supplemental Indenture, without the consent of the Holders of each Debt Security so affected, shall: reduce the percentage in principal amount of Debt Securities of any series whose Holders must consent to an amendment; reduce the rate of or extend the time for payment of interest on any Debt Security; reduce the principal of or extend the Stated Maturity of any Debt Security; reduce any premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed in accordance with Article III; make any Debt Security payable in currency other than the Dollar; impair the right of any Holder to receive payment of premium, if any, principal of and interest on such Holder's Debt Securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Debt Securities; release any security that may have been granted in respect of the Debt Securities, other than in accordance with this Indenture; make

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any change in Section 6.06 or this Section 9.02; or, except as provided in Section 11.02(b) or Section 14.04, release the Guarantors other than as provided in this Indenture or modify the Guarantee in any manner adverse to the Holders.

A supplemental Indenture which changes or eliminates any covenant or other provision of this Indenture which has been expressly included solely for the benefit of one or more particular series of Debt Securities or which modifies the rights of the Holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Debt Securities of any other series.

Upon the request of the Partnership and the Guarantors, accompanied by a copy of resolutions of the Board of Directors authorizing the execution of any such supplemental Indenture, and upon the filing with the Trustee of evidence of the consent of Holders as aforesaid, the Trustee shall join with the Partnership in the execution of such supplemental Indenture unless such supplemental Indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion but shall not be obligated to enter into such supplemental Indenture.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed supplemental Indenture, but it shall be sufficient if such consent shall approve the substance thereof.

After an amendment under this Section 9.02 requiring the consent of the Holders of any series of Debt Securities becomes effective, the Partnership shall mail to Holders of that series of Debt Securities of each series affected thereby a notice briefly describing such amendment. The failure to give such notice to any such Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.02 with respect to other Holders.

Section 9.03 *Effect of Supplemental Indentures*. Upon the execution of any supplemental Indenture pursuant to the provisions of this Article IX, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Partnership, the Guarantors and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental Indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

The Trustee, subject to the provisions of Sections 7.01 and 7.02, shall receive an Officers' Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized as permitted by this Indenture as conclusive evidence that any such supplemental Indenture complies with the provisions of this Article IX.

Section 9.04 *Debt Securities May Bear Notation of Changes by Supplemental Indentures*. Debt Securities of any series authenticated and delivered after the execution of any supplemental Indenture pursuant to the provisions of this Article IX may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental Indenture. New Debt Securities of any series so modified as to conform, in

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the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental Indenture may be prepared and executed by the Partnership, authenticated by the Trustee and delivered in exchange for the Debt Securities of such series then Outstanding. Failure to make the appropriate notation or to issue a new Debt Security of such series shall not affect the validity of such amendment.

ARTICLE X
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 10.01 *Consolidations and Mergers of the Partnership*. The Partnership shall not consolidate or amalgamate with or merge with or into any Person, or sell, convey, transfer, lease or otherwise dispose of all or substantially all its assets to any Person, whether in a single transaction or a series of related transactions, unless: (a) either (i) the Partnership shall be the surviving Person in the case of a merger or (ii) the resulting, surviving or transferee Person if other than the Partnership (the "Successor Partnership"), shall be a partnership, limited liability company or corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and the Successor Partnership shall expressly assume, by an Indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Partnership under this Indenture and the Debt Securities according to their tenor; (b) immediately after giving effect to such transaction or series of transactions (and treating any Debt which becomes an obligation of the Successor Partnership or any Subsidiary of the Partnership as a result of such transaction as having been incurred by the Successor Partnership or such Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default would occur or be continuing; (c) if the Partnership is not the continuing Person, then each Guarantor, unless it has become the Successor Partnership, shall confirm that its Guarantee shall continue to apply to the obligations under the Debt Securities and this Indenture; and (d) the Partnership shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or disposition and such supplemental Indenture (if any) comply with this Indenture.

Section 10.02 *Rights and Duties of Successor Partnership*. In case of any consolidation, amalgamation or merger where the Partnership is not the continuing Person, or disposition of all or substantially all of the assets of the Partnership in accordance with Section 10.01, the Successor Partnership shall succeed to and be substituted for the Partnership with the same effect as if it had been named herein as the respective party to this Indenture, and the predecessor entity shall be released from all liabilities and obligations under this Indenture and the Debt Securities, except that no such release will occur in the case of a lease of all or substantially all of the Partnership's assets. The Successor Partnership thereupon may cause to be signed, and may issue either in its own name or in the name of the Partnership, any or all the Debt Securities issuable hereunder which theretofore shall not have been signed by or on behalf of the Partnership and delivered to the Trustee; and, upon the order of the Successor Partnership, instead of the Partnership, and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver any Debt Securities which previously shall have been signed and delivered by or on behalf of the Partnership to the Trustee for authentication, and any Debt Securities which the Successor Partnership thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Debt Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as the Debt Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all such Debt Securities had been issued at the date of the execution hereof.

In case of any such consolidation, amalgamation, merger, sale or disposition such changes in phraseology and form (but not in substance) may be made in the Debt Securities thereafter to be issued as may be appropriate.

ARTICLE XI
SATISFACTION AND DISCHARGE OF
INDENTURE; DEFEASANCE; UNCLAIMED MONEYS

Section 11.01 *Applicability of Article.* The provisions of this Article XI relating to discharge or defeasance of Debt Securities shall be applicable to each series of Debt Securities except as otherwise specified pursuant to Section 2.03 for Debt Securities of such series.

Section 11.02 *Satisfaction and Discharge of Indenture; Defeasance.*

(a) If at any time the Partnership shall have delivered to the Trustee for cancellation all Debt Securities of any series theretofore authenticated and delivered (other than any Debt Securities of such series which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.09 and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Partnership as provided in Section 11.05) or all Debt Securities of such series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Partnership shall deposit with the Trustee as trust funds the entire amount in cash sufficient to pay at final maturity or upon redemption all Debt Securities of such series not theretofore delivered to the Trustee for cancellation, including principal and premium, if any, and interest due or to become due on such date of maturity or Redemption Date, as the case may be, and if in either case the Partnership shall also pay or cause to be paid all other sums payable hereunder by the Partnership, then this Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of such Debt Securities herein expressly provided for) with respect to the Debt Securities of such series, and the Trustee, on demand of the Partnership accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Partnership, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture with respect to the Debt Securities of such series.

(b) Subject to Sections 11.02(c), 11.03 and 11.07, the Partnership at any time may terminate, with respect to Debt Securities of a particular series, all its obligations under the Debt Securities of such series and this Indenture with respect to the Debt Securities of such series ("legal defeasance option") or the operation of (x) any covenant made applicable to such Debt Securities pursuant to Section 2.03, (y) Sections 6.01(d), (g) and (h) and (z) as they relate to the Guarantors only, Sections 6.01(e) and (f) ("covenant defeasance option"). If the Partnership

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exercises either its legal defeasance option or its covenant defeasance option with respect to Debt Securities of a particular series that are entitled to the benefit of the Guarantee, the Guarantee will terminate with respect to that series of Debt Securities. The Partnership may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Partnership exercises its legal defeasance option, payment of the Debt Securities of the defeased series may not be accelerated because of an Event of Default. If the Partnership exercises its covenant defeasance option, payment of the Debt Securities of the defeased series may not be accelerated because of an Event of Default specified in Sections 6.01(d), (g) and (h) and, with respect to the Guarantors only, Sections 6.01(e) and (f).

Upon satisfaction of the conditions set forth herein and upon request of the Partnership, the Trustee shall acknowledge in writing the discharge of those obligations that the Partnership terminates.

(c)   Notwithstanding clauses (a) and (b) above, the Partnership's obligations in Sections 2.07, 2.09, 4.02, 4.03, 4.04, the last sentence of 5.01(a), 5.01(a), 5.01, 7.06, 11.05, 11.06 and 11.07 shall survive until the Debt Securities of the defeased series have been paid in full. Thereafter, the Partnership's obligations in Sections 7.06, 11.05 and 11.06 shall survive such satisfaction and discharge.

Section 11.03 *Conditions of Defeasance.*   The Partnership may exercise its legal defeasance option or its covenant defeasance option with respect to Debt Securities of a particular series only if:

(a)   the Partnership irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of, and premium, if any, and interest on, the Debt Securities of such series to final maturity or redemption, as the case may be;

(b)   the Partnership delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, if any, and interest when due on all the Debt Securities of such series to final maturity or redemption, as the case may be;

(c)   91 days pass after the deposit is made and during the 91-day period no Default specified in Section 6.01(e) or 6.01(f) with respect to the Partnership occurs which is continuing at the end of the period;

(d)   no Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e)   the deposit does not constitute a default under any other agreement binding on the Partnership;

(f)   the Partnership delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g)   in the event of the legal defeasance option, the Partnership shall have delivered to the Trustee an Opinion of Counsel stating that the Partnership has received from the Internal Revenue Service a ruling, or since the date of this Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(h)   in the event of the covenant defeasance option, the Partnership shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(i)   the Partnership delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by this Article XI have been complied with.

Before or after a deposit, the Partnership may make arrangements satisfactory to the Trustee for the redemption of Debt Securities of such series at a future date in accordance with Article III.

Section 11.04 *Application of Trust Money*. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to this Article XI. It shall apply the deposited money and the money from U.S. Government Obligations through any paying agent and in accordance with this Indenture to the payment of principal of, and premium, if any, and interest on, the Debt Securities of the defeased series.

Section 11.05 *Repayment to Partnership*. The Trustee and any paying agent shall promptly turn over to the Partnership upon request any excess money or securities held by them at any time.

Subject to any applicable abandoned property law, the Trustee and any paying agent shall pay to the Partnership upon request any money held by them for the payment of principal, premium or interest that remains unclaimed for two years, and, thereafter, Holders entitled to such money must look to the Partnership for payment as general creditors.

Section 11.06 *Indemnity for U.S. Government Obligations*. The Partnership shall pay and shall indemnify the Trustee and the Holders against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

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Section 11.07 *Reinstatement*. If the Trustee or any paying agent is unable to apply any money or U.S. Government Obligations in accordance with this Article XI by reason of any legal proceeding or by reason of any order or judgment of any court or government authority enjoining, restraining or otherwise prohibiting such application, the Partnership's obligations under this Indenture and the Debt Securities of the defeased series shall be revived and reinstated as though no deposit had occurred pursuant to this Article XI until such time as the Trustee or any paying agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article XI.

ARTICLE XII
[RESERVED]

This Article XII has been intentionally omitted.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

Section 13.01 *Successors and Assigns of Partnership Bound by Indenture*. All the covenants, stipulations, promises and agreements in this Indenture contained by or in behalf of the Partnership, the Guarantors or the Trustee shall bind their respective successors and assigns, whether so expressed or not.

Section 13.02 *Acts of Board, Committee or Officer of Successor Partnership Valid*. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Partnership shall and may be done and performed with like force and effect by the like board, committee or officer of any Successor Partnership.

Section 13.03 *Required Notices or Demands*. Any notice or communication by the Partnership, the Guarantors or the Trustee to the others is duly given if in writing and delivered in Person or mailed by registered or certified mail (return receipt requested), telecopier or overnight air courier guaranteeing next day delivery, to the other's address:

If to the Partnership or any Guarantor:

> Boardwalk Pipeline Partners, LP
> Boardwalk Pipelines, LP
> 3800 Frederica Street
> Owensboro, Kentucky 42301
> Attn: Chief Financial Officer
> Facsimile No.: (270) 683-5657

If to the Trustee:

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The Bank of New York Mellon Trust Company, N.A.,
2 North LaSalle Street, 7th Floor
Chicago, Illinois 60602
Attn: Corporate Trust
Facsimile No.: (312) 827-8542

The Partnership, any Guarantor or the Trustee by notice to the others may designate additional or different addresses for subsequent notices or communications.

All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; on the first Business Day on or after being sent, if telecopied and the sender receives confirmation of successful transmission; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods; *provided, however*, that (a) the party providing such written instructions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (b) such originally executed instructions or directions shall be signed by an authorized representative of the party providing such instructions or directions. If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee's understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee's reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Any notice required or permitted to a Holder by the Partnership, any Guarantor or the Trustee pursuant to the provisions of this Indenture shall be deemed to be properly mailed by being deposited postage prepaid in a post office letter box in the United States addressed to such Holder at the address of such Holder as shown on the Debt Security Register. Any report pursuant to Section 313 of the TIA shall be transmitted in compliance with subsection (c) therein.

Notwithstanding the foregoing, any notice to Holders of Floating Rate Securities regarding the determination of a periodic rate of interest, if such notice is required pursuant to Section 2.03, shall be sufficiently given if given in the manner specified pursuant to Section 2.03.

In the event of suspension of regular mail service or by reason of any other cause it shall be impracticable to give notice by mail, then such notification as shall be given with the approval of the Trustee shall constitute sufficient notice for every purpose hereunder.

In the event it shall be impracticable to give notice by publication, then such notification as shall be given with the approval of the Trustee shall constitute sufficient notice for every purpose hereunder.

Failure to mail a notice or communication to a Holder or any defect in it or any defect in any notice by publication as to a Holder shall not affect the sufficiency of such notice with respect to other Holders. If a notice or communication is mailed or published in the manner provided above, it is conclusively presumed duly given.

Section 13.04 *Indenture and Debt Securities to Be Construed in Accordance with the Laws of the State of New York*. THIS INDENTURE, EACH DEBT SECURITY AND THE GUARANTEE SHALL BE DEEMED TO BE NEW YORK CONTRACTS, AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF SAID STATE.

Section 13.05 *Officers' Certificate and Opinion of Counsel to Be Furnished upon Application or Demand by the Partnership*. Upon any application or demand by the Partnership to the Trustee to take any action under any of the provisions of this Indenture, the Partnership shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (a) a statement that the Person making such certificate or opinion has read such covenant or condition, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

Section 13.06 *Payments Due on Legal Holidays*. In any case where the date of maturity of interest on or principal of and premium, if any, on the Debt Securities of a series or the date fixed for redemption or repayment of any Debt Security or the making of any sinking fund payment shall not be a Business Day at any Place of Payment for the Debt Securities of such series, then payment of interest or principal and premium, if any, or the making of such sinking fund payment need not be made on such date at such Place of Payment, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the date of maturity or the date fixed for redemption, and no interest shall accrue for the period after such date. If a record date is not a Business Day, the record date shall not be affected.

Section 13.07 *Provisions Required by TIA to Control.* If and to the extent that any provision of this Indenture limits, qualifies or conflicts with another provision included in this Indenture which is required to be included in this Indenture by any of Sections 310 to 318, inclusive, of the TIA, such required provision shall control.

Section 13.08 *Computation of Interest on Debt Securities.* Interest, if any, on the Debt Securities shall be computed on the basis of a 360-day year of twelve 30-day months, except as may otherwise be provided pursuant to Section 2.03.

Section 13.09 *Rules by Trustee, Paying Agent and Registrar.* The Trustee may make reasonable rules for action by or a meeting of Holders. The Registrar and any paying agent may make reasonable rules for their functions.

Section 13.10 *No Recourse Against Others.* The General Partner and its directors, officers, employees, incorporators and capital stockholders, as such, shall have no liability for any obligations of the Guarantors or the Partnership under the Debt Securities, this Indenture or the Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a Debt Security, each Holder shall be deemed to have waived and released all such liability. The waiver and release shall be part of the consideration for the issue of the Debt Securities.

Section 13.11 *Severability.* In case any provision in this Indenture or the Debt Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.12 *Effect of Headings.* The article and section headings herein and in the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 13.13 *Indenture May Be Executed in Counterparts.* This Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

Section 13.14 *Waiver of Jury Trial.* EACH OF THE PARTNERSHIP AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE DEBT SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 13.15 *Force Majeure.* In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use

54

reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

ARTICLE XIV
GUARANTEE

Section 14.01 *Unconditional Guarantee*.

(a)   Notwithstanding any provision of this Article XIV to the contrary, the provisions of this Article XIV shall be applicable only to, and inure solely to the benefit of, the Debt Securities of any series designated, pursuant to Section 2.03, as entitled to the benefits of the Guarantee of each of the Guarantors.

(b)   For value received, each of the Guarantors hereby fully, unconditionally and absolutely guarantees (the "Guarantee") to the Holders and to the Trustee the due and punctual payment of the principal of, and premium, if any, and interest on the Debt Securities and all other amounts due and payable under this Indenture and the Debt Securities by the Partnership, when and as such principal, premium, if any, and interest shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, according to the terms of the Debt Securities and this Indenture, subject to the limitations set forth in Section 14.03.

(c)   Failing payment when due of any amount guaranteed pursuant to the Guarantee, for whatever reason, each of the Guarantors will be jointly and severally obligated to pay the same immediately. The Guarantee hereunder is intended to be a general, unsecured, senior obligation of each of the Guarantors and will rank pari passu in right of payment with all Debt of each Guarantor that is not, by its terms, expressly subordinated in right of payment to the Guarantee. Each of the Guarantors hereby agrees that its obligations hereunder shall be full, unconditional and absolute, irrespective of the validity, regularity or enforceability of the Debt Securities, the Guarantee (including the Guarantee of any other Guarantor) or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Debt Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Partnership or any other Guarantor, or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of any of the Guarantors. Each of the Guarantors hereby agrees that in the event of a default in payment of the principal of, or premium, if any, or interest on the Debt Securities, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, legal proceedings may be instituted by the Trustee on behalf of the Holders or, subject to Section 6.04, by the Holders, on the terms and conditions set forth in this Indenture, directly against such Guarantor to enforce the Guarantee without first proceeding against the Partnership or any other Guarantor.

(d)   The obligations of each of the Guarantors under this Article XIV shall be as aforesaid full, unconditional and absolute and shall not be impaired, modified, released or limited by any occurrence or condition whatsoever, including, without limitation, (A) any compromise, settlement, release, waiver, renewal, extension, indulgence or modification of, or any change in,

55

any of the obligations and liabilities of the Partnership or any of the Guarantors contained in the Debt Securities or this Indenture, (B) any impairment, modification, release or limitation of the liability of the Partnership, any of the Guarantors or any of their estates in bankruptcy, or any remedy for the enforcement thereof, resulting from the operation of any present or future provision of any applicable Bankruptcy Law, as amended, or other statute or from the decision of any court, (C) the assertion or exercise by the Partnership, any of the Guarantors or the Trustee of any rights or remedies under the Debt Securities or this Indenture or their delay in or failure to assert or exercise any such rights or remedies, (D) the assignment or the purported assignment of any property as security for the Debt Securities, including all or any part of the rights of the Partnership or any of the Guarantors under this Indenture, (E) the extension of the time for payment by the Partnership or any of the Guarantors of any payments or other sums or any part thereof owing or payable under any of the terms and provisions of the Debt Securities or this Indenture or of the time for performance by the Partnership or any of the Guarantors of any other obligations under or arising out of any such terms and provisions or the extension or the renewal of any thereof, (F) the modification or amendment (whether material or otherwise) of any duty, agreement or obligation of the Partnership or any of the Guarantors set forth in this Indenture, (G) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshaling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar proceeding affecting, the Partnership or any of the Guarantors or any of their respective assets, or the disaffirmance of the Debt Securities, the Guarantee or this Indenture in any such proceeding, (H) the release or discharge of the Partnership or any of the Guarantors from the performance or observance of any agreement, covenant, term or condition contained in any of such instruments by operation of law, (I) the unenforceability of the Debt Securities, the Guarantee or this Indenture or (J) any other circumstances (other than payment in full or discharge of all amounts guaranteed pursuant to the Guarantee) which might otherwise constitute a legal or equitable discharge of a surety or guarantor.

(e)   Each of the Guarantors hereby (A) waives diligence, presentment, demand of payment, filing of claims with a court in the event of the merger, insolvency or bankruptcy of the Partnership or any of the Guarantors, and all demands whatsoever, (B) acknowledges that any agreement, instrument or document evidencing the Guarantee may be transferred and that the benefit of its obligations hereunder shall extend to each holder of any agreement, instrument or document evidencing the Guarantee without notice to it and (C) covenants that the Guarantee will not be discharged except by complete performance of the Guarantee. Each of the Guarantors further agrees that if at any time all or any part of any payment theretofore applied by any Person to the Guarantee is, or must be, rescinded or returned for any reason whatsoever, including without limitation, the insolvency, bankruptcy or reorganization of the Partnership or any of the Guarantors, the Guarantee shall, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence notwithstanding such application, and the Guarantee shall continue to be effective or be reinstated, as the case may be, as though such application had not been made.

(f)   Each of the Guarantors shall be subrogated to all rights of the Holders and the Trustee against the Partnership in respect of any amounts paid by such Guarantor pursuant to the provisions of this Indenture, provided, however, that such Guarantor, shall not be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until all of the Debt Securities and the Guarantee shall have been paid in full or discharged.

Section 14.02 *Execution and Delivery of Guarantee.* To further evidence the Guarantee set forth in Section 14.01, each of the Guarantors hereby agrees that a notation relating to such Guarantee, substantially in the form attached hereto as Annex A, shall be endorsed on each Debt Security entitled to the benefits of the Guarantee authenticated and delivered by the Trustee and executed by either manual or facsimile signature of an officer of such Guarantor, or in the case of a Guarantor that is a limited partnership, an officer of the general partner of each Guarantor. Each of the Guarantors hereby agrees that the Guarantee set forth in Section 14.01 shall remain in full force and effect notwithstanding any failure to endorse on each Debt Security a notation relating to the Guarantee. If any officer of any Guarantor, or in the case of a Guarantor that is a limited partnership, any officer of the general partner of the Guarantor, whose signature is on this Indenture or a Debt Security no longer holds that office at the time the Trustee authenticates such Debt Security or at any time thereafter, the Guarantee of such Debt Security shall be valid nevertheless. The delivery of any Debt Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

The Trustee hereby accepts the trusts in this Indenture upon the terms and conditions herein set forth.

Section 14.03 *Limitation on Guarantors' Liability.* Each Guarantor and by its acceptance hereof each Holder of a Debt Security entitled to the benefits of the Guarantee hereby confirm that it is the intention of all such parties that the guarantee by such Guarantor pursuant to the Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Federal or state law. To effectuate the foregoing intention, the Holders of a Debt Security entitled to the benefits of the Guarantee and the Guarantors hereby irrevocably agree that the obligations of each Guarantor under the Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under the Guarantee, not result in the obligations of such Guarantor under the Guarantee constituting a fraudulent conveyance or fraudulent transfer under Federal or state law.

Section 14.04 *Release of Guarantors from Guarantee.*

(a) Notwithstanding any other provisions of this Indenture, the Guarantee of any Guarantor may be released upon the terms and subject to the conditions set forth in Section 11.02(b) and in this Section 14.04. Provided that no Default shall have occurred and shall be continuing under this Indenture, the Guarantee incurred by a Guarantor pursuant to this Article XIV shall be unconditionally released and discharged (i) automatically upon (A) any sale, exchange or transfer, whether by way of merger or otherwise, to any Person that is not an Affiliate of the Partnership, of all of the Partnership's direct or indirect limited partnership or other equity interests in such Guarantor (provided such sale, exchange or transfer is not prohibited by this Indenture) or (B) the merger of such Guarantor into the Partnership or any other Guarantor or the liquidation and dissolution of such Guarantor (in each case to the extent

57

not prohibited by this Indenture) or (ii) following delivery of a written notice of such release or discharge by the Partnership to the Trustee, upon the release or discharge of all guarantees by such Guarantor of any Debt of the Partnership other than obligations arising under this Indenture and any Debt Securities issued hereunder, except a discharge or release by or as a result of payment under such guarantees.

(b)   The Trustee shall deliver an appropriate instrument evidencing any release of a Guarantor from the Guarantee upon receipt of a written request of the Partnership accompanied by an Officers' Certificate and an Opinion of Counsel to the effect that the Guarantor is entitled to such release in accordance with the provisions of this Indenture. Any Guarantor not so released shall remain liable for the full amount of principal of (and premium, if any) and interest on the Debt Securities entitled to the benefits of the Guarantee as provided in this Indenture, subject to the limitations of Section 14.03.

Section 14.05 *Guarantor Contribution*. In order to provide for just and equitable contribution among the Guarantors, the Guarantors hereby agree, inter se, that in the event any payment or distribution is made by any Guarantor (a "Funding Guarantor") under the Guarantee, such Funding Guarantor shall be entitled to a contribution from each other Guarantor (if any) in a pro rata amount based on the net assets of each Guarantor (including the Funding Guarantor) for all payments, damages and expenses incurred by that Funding Guarantor in discharging the Partnership's obligations with respect to the Debt Securities or any other Guarantor's obligations with respect to the Guarantee.

[Remainder of This Page Intentionally Left Blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP LLC,
   its General Partner

By: Boardwalk Pipeline Partners, LP
   its Sole Member

By: Boardwalk GP, LP
   its General Partner

By: Boardwalk GP, LLC
   its General Partner

By: /s/ Jamie L. Buskill
   Jamie L. Buskill
   Chief Financial Officer

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP
   its General Partner

By: Boardwalk GP, LLC
   its General Partner

By: /s/ Jamie L. Buskill
   Jamie L. Buskill
   Chief Financial Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By: /s/ Linda E. Garcia
Name: Linda E. Garcia
Title: Vice President

Signature Page to Senior Indenture

NOTATION OF GUARANTEE

Each of the Guarantors (which term includes any successor Person under the Indenture), has fully, unconditionally and absolutely guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture, the due and punctual payment of the principal of, and premium, if any, and interest on the Debt Securities and all other amounts due and payable under the Indenture and the Debt Securities by the Partnership.

The obligations of the Guarantors to the Holders of Debt Securities and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article XIV of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

[NAME OF GUARANTOR(S)]

By: _____
        Name:
        Title:

Exhibit 4.2

BOARDWALK PIPELINES, LP

as Issuer

BOARDWALK PIPELINE PARTNERS, LP

as Guarantor

and

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

as Trustee

$350,000,000

5.75% SENIOR NOTES DUE 2019

FIRST SUPPLEMENTAL INDENTURE

Dated as of August 21, 2009

to

INDENTURE

Dated as of August 21, 2009

TABLE OF CONTENTS

FIRST SUPPLEMENTAL INDENTURE dated as of August 21, 2009 (this "*First Supplemental Indenture*") among Boardwalk Pipelines, LP, a Delaware limited partnership (the "*Partnership*" or the "*Issuer*"), Boardwalk Pipeline Partners, LP, a Delaware limited partnership (together with its successors, the "*Guarantor*"), and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee (the "*Trustee*").

W I T N E S S E T H :

WHEREAS, the Issuer and the Guarantor have heretofore entered into an Indenture, dated as of August 21, 2009 (the "*Original Indenture*"), with The Bank of New York Mellon Trust Company, N.A., as trustee;

WHEREAS, pursuant to Section 9.01(k) of the Original Indenture, the Issuer proposes to supplement the Original Indenture to establish the form and terms of a new series of Debt Securities pursuant to this First Supplemental Indenture as permitted by Sections 2.01 and 2.03 of the Original Indenture;

WHEREAS, the Original Indenture, as supplemented pursuant to this First Supplemental Indenture, is herein called the "*Indenture*";

WHEREAS, the Issuer proposes that its obligations under such new series of Debt Securities and under the Indenture to the extent applicable to such new series of Debt Securities be guaranteed by the Guarantor in accordance with the provisions of the Indenture (including without limitation Article XIV of the Original Indenture and the provisions of this First Supplemental Indenture); and

WHEREAS, all conditions necessary to authorize the execution and delivery of this First Supplemental Indenture and to make it a valid and binding obligation of the Issuer and the Guarantor have been done or performed;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
ESTABLISHMENT OF NEW SERIES

Section 1.01   *Establishment of New Series*. There is hereby established a new series of Debt Securities to be issued under the Indenture, designated as the Issuer's 5.75% Senior Notes due 2019 (the "*Notes*").

      (a)   There are to be authenticated and delivered $350,000,000 principal amount of Notes on the Issue Date, and from time to time thereafter there may be authenticated and delivered an unlimited principal amount of Additional Notes.

      (b)   The Notes shall be issued initially in the form of one or more Global Securities in substantially the form attached as Exhibit A hereto. The Depositary with respect to the Notes shall be The Depository Trust Company.

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(c)   Each Note shall be dated the date of authentication thereof and shall bear interest as provided in paragraph 1 of the form of Note attached as Exhibit A hereto.

(d)   If and to the extent that the provisions of the Original Indenture are duplicative of, or in contradiction with, the provisions of this First Supplemental Indenture, the provisions of this First Supplemental Indenture shall govern.

(e)   Article XIV of the Original Indenture (as amended and supplemented by this First Supplemental Indenture, including, without limitation, Section 7.02 hereof) shall apply to the Notes, and the Notes are hereby designated to be entitled to the benefits of the Guarantee of the Guarantor. For the purposes of this First Supplemental Indenture and the Notes (including, without limitation, the provisions of the Original Indenture to the extent applicable thereto), the term "Guarantor" shall mean Boardwalk Pipeline Partners, LP, a Delaware limited partnership, and its successors.

ARTICLE II
DEFINITIONS

Section 2.01   *Definitions*. All capitalized terms used herein and not otherwise defined below shall have the meanings ascribed thereto in the Original Indenture. The following are additional definitions used in this First Supplemental Indenture:

"*Additional Notes*" has the meaning assigned to such term in Section 3.02 hereof.

"*Attributable Debt*" means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

"*Consolidated Funded Indebtedness*" means the aggregate of all Outstanding Funded Indebtedness of the Issuer and its consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

"*Consolidated Net Tangible Assets*" means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

"*Funded Indebtedness*" means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

"*Guarantor*" has the meaning assigned to such term in the preamble hereto.

"*Indebtedness*" means indebtedness that is for money borrowed from others.

"***Indenture***" has the meaning assigned to such term in the recitals hereto.

"***Issue Date***" means August 21, 2009.

"***Issuer***" has the meaning assigned to such term in the preamble hereto.

"***Notes***" has the meaning assigned to such term in <u>Section 1.01</u> hereof.

"***Original Indenture***" has the meaning assigned to such term in the recitals hereto.

"***Principal Property***" means any natural gas pipeline, gathering or storage property or facility or natural gas processing plant located in the United States, except any such property that in the opinion of the Board of Directors is not of material importance to the total business conducted by the Issuer and its consolidated Subsidiaries; *provided, however*, that "Principal Property" shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

"***Trustee***" has the meaning assigned to such term in the preamble hereto.

ARTICLE III
THE NOTES

Section 3.01   ***Form***. The Notes shall be issued in the form of one or more Global Securities, and the Notes (including the notation of guarantee) and the Trustee's certificate of authentication shall be substantially in the form of <u>Exhibit A</u> hereto, the terms of which are incorporated in and made a part of this First Supplemental Indenture, and the Issuer, the Guarantor and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.

Section 3.02   ***Issuance of Additional Notes***. The Issuer may, from time to time, issue an unlimited amount of additional Notes ("***Additional Notes***") under the Indenture, which shall be issued in the same form as the Notes issued on the Issue Date and which shall have identical terms as the Notes issued on the Issue Date other than with respect to the issue date, issue price and first payment of interest. The Notes issued on the Issue Date shall be limited in aggregate principal amount to $350,000,000. The Notes issued on the Issue Date and any Additional Notes subsequently issued shall be treated as a single series for purposes of notices, consents, waivers, amendments and any other actions permitted under the Indenture and for purposes of interest accrual and redemptions.

Section 3.03   ***Transfer of Notes***. When Notes are presented to the Registrar with the request to register the transfer of such Notes or exchange such Notes for an equal principal amount of Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange in accordance with Article II of the Original Indenture.

Section 3.04   ***Global Securities Legend***. Each security certificate evidencing the Global Securities shall bear a legend substantially in the form set forth in Section 2.15(a) of the Original Indenture.

ARTICLE IV
REDEMPTION

Section 4.01   *Optional Redemption*.

(a)   At its option, the Issuer may choose to redeem all or any portion of the Notes, at once or from time to time.

(b)   To redeem the Notes, the Issuer must pay a redemption price in an amount determined in accordance with the provisions of paragraph 5 of the form of Note attached as Exhibit A hereto, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

(c)   Any redemption pursuant to this Section 4.01 shall be made pursuant to the provisions of Sections 3.01 through 3.03 of the Original Indenture. The actual redemption price, calculated as provided in paragraph 5 of the form of Note attached as Exhibit A hereto, shall be certified in writing to the Trustee by the Issuer no later than two Business Days prior to each Redemption Date.

Section 4.02   *Mandatory Redemption*.   The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes and shall have no obligation to repurchase any Notes at the option of the Holders.

ARTICLE V
ADDITIONAL COVENANTS

Section 5.01   *Additional Covenants*. Article IV of the Original Indenture is hereby supplemented, but only in relation to the Notes, by the addition of the following new Sections at the end of Article IV:

"Section 4.09. Limitations upon Liens. After the date hereof and so long as any Notes are Outstanding, the Issuer will not, and will not permit any Subsidiary of the Issuer to, issue, assume or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest or encumbrance (any mortgage, pledge, lien, security interest or encumbrance being hereinafter in this Article IV referred to as a "mortgage" or "mortgages" or as a "lien" or "liens") of, or upon, any property of the Issuer or of any Subsidiary of the Issuer, without effectively providing that the Notes shall be equally and ratably secured with such Indebtedness; *provided, however*, that the foregoing restriction shall not apply to:

(a)   any purchase money mortgage created by the Issuer or a Subsidiary of the Issuer to secure all or part of the purchase price of any property (or to secure a loan made to enable the Issuer or a Subsidiary of the Issuer to acquire the property described in such mortgage), *provided* that the principal amount of the Indebtedness secured by any such mortgage, together with all other Indebtedness secured by a mortgage on such property, shall not exceed the purchase price of the property acquired;

- 4 –

(b)   any mortgage existing on any property at the time of the acquisition thereof by the Issuer or a Subsidiary of the Issuer whether or not assumed by the Issuer or a Subsidiary of the Issuer, and any mortgage on any property acquired or constructed by the Issuer or a Subsidiary of the Issuer and created not later than 12 months after (i) completion of such acquisition or construction or (ii) commencement of full operation of such property, whichever is later; *provided, however*, that, if assumed or created by the Issuer or a Subsidiary of the Issuer, the principal amount of the Indebtedness secured by such mortgage, together with all other Indebtedness secured by a mortgage on such property, shall not exceed the purchase price of the property acquired and/or the cost of the property constructed;

(c)   any mortgage created or assumed by the Issuer or a Subsidiary of the Issuer on any contract for the sale of any product or service or any rights thereunder or any proceeds therefrom, including accounts and other receivables, related to the operation or use of any property acquired or constructed by the Issuer or a Subsidiary of the Issuer and created not later than 12 months after (i) completion of such acquisition or construction or (ii) commencement of full operation of such property, whichever is later;

(d)   any mortgage existing on any property of a Subsidiary of the Issuer at the time it becomes a Subsidiary of the Issuer and any mortgage on property existing at the time of acquisition thereof;

(e)   any refunding or extension of maturity, in whole or in part, of any mortgage created or assumed in accordance with the provisions of subdivision (a), (b), (c) or (d) above or (o), (p), or (y) below, *provided* that the principal amount of the Indebtedness secured by such refunding mortgage or extended mortgage shall not exceed the principal amount of the Indebtedness secured by the mortgage to be refunded or extended outstanding at the time of such refunding or extension and that such refunding mortgage or extended mortgage shall be limited in lien to the same property that secured the mortgage so refunded or extended;

(f)   any mortgage created or assumed by the Issuer or a Subsidiary of the Issuer to secure loans to the Issuer or a Subsidiary of the Issuer maturing within 12 months of the date of creation thereof and not renewable or extendable by the terms thereof at the option of the obligor beyond such 12 months, and made in the ordinary course of business;

(g)   mechanics' or materialmen's liens or any lien or charge arising by reason of pledges or deposits to secure payment of workmen's compensation or other insurance, good faith deposits in connection with tenders or leases of real estate, bids or contracts (other than contracts for the payment of money), deposits to secure public or statutory obligations, deposits to secure or in lieu of surety, stay or appeal bonds and deposits as security for the payment of taxes or assessments or other similar charges;

(h)   any mortgage arising by reason of deposits with or the giving of any form of security to any governmental agency or any body created or approved by law or governmental regulation for any purpose at any time as required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or license, or to enable the Issuer or a Subsidiary of the Issuer to maintain self-insurance or to participate in any fund for liability on any insurance risks or in connection with workmen's compensation, unemployment insurance, old age pensions or other social security or to share in the privileges or benefits required for companies participating in such arrangements;

(i)   mortgages upon rights-of-way;

(j)   undetermined mortgages and charges incidental to construction or maintenance;

(k)   the right reserved to, or vested in, any municipality or governmental or other public authority or railroad by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right, power, franchise, grant, license or permit;

(l)   the lien of taxes and assessments which are not at the time delinquent;

(m)   the lien of specified taxes and assessments which are delinquent but the validity of which is being contested in good faith at the time by the Issuer or a Subsidiary of the Issuer;

(n)   the lien reserved in leases for rent and for compliance with the terms of the lease in the case of leasehold estates;

(o)   defects and irregularities in the titles to any property (including rights-of-way and easements) which are not material to the business of the Issuer and its Subsidiaries considered as a whole;

(p)   any mortgages securing Indebtedness neither assumed nor guaranteed by the Issuer or a Subsidiary of the Issuer nor on which the Issuer or such Subsidiary customarily pays interest, existing upon real estate or rights in or relating to real estate (including rights-of-way and easements) acquired by the Issuer or a Subsidiary of the Issuer, which mortgages do not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(q)   easements, exceptions or reservations in any property of the Issuer or a Subsidiary of the Issuer granted or reserved for the purpose of pipelines, roads, telecommunication equipment and cable, streets, alleys, highways, railroad purposes, the removal of oil, gas, coal or other minerals or timber, and other like purposes, or for the joint or common use of real property, facilities and equipment, which do not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(r)   rights reserved to or vested in any municipality or public authority to control or regulate any property of the Issuer or a Subsidiary of the Issuer, or to use such property in any manner which does not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

      (s)   any obligations or duties, affecting the property of the Issuer or a Subsidiary of the Issuer, to any municipality or public authority with respect to any franchise, grant, license or permit;

      (t)   the liens of any judgments in an aggregate amount not in excess of $2,000,000 or the lien of any judgment the execution of which has been stayed or which has been appealed and secured, if necessary, by the filing of an appeal bond;

      (u)   zoning laws and ordinances;

      (v)   any mortgage existing on any office equipment, data processing equipment (including computer and computer peripheral equipment) or transportation equipment (including motor vehicles, aircraft and marine vessels);

      (w)   leases now or hereafter existing and any renewals or extensions thereof;

      (x)   any lien on inventory and receivables incurred in the ordinary course of business to secure Indebtedness incurred for working capital purposes including liens incurred in connection with a sale of receivables; and

      (y)   any mortgage not permitted by clauses (a) through (x) above if at the time of, and after giving effect to, the creation or assumption of any such mortgage, the aggregate amount of all mortgages not permitted by clauses (a) through (x) above, together with the total consolidated Attributable Debt in respect of Sale and Lease-Back Transactions permitted by Section 4.10(a) hereof, does not exceed 10% of Consolidated Net Tangible Assets of the Issuer.

      In the event that the Issuer or a Subsidiary of the Issuer shall hereafter secure the Notes equally and ratably with any other obligation or Indebtedness pursuant to the provision of this Section 4.09, the Trustee is hereby authorized to enter into an indenture supplemental hereto and to take such action, if any, as it may deem advisable to enable it to enforce effectively the rights of the Holders of the Notes so secured, equally and ratably with such other obligation or Indebtedness.

      The Trustee, at its request, shall be provided with an Opinion of Counsel as conclusive evidence that any such supplemental indenture or steps taken to secure the Notes equally and ratably comply with the provisions of this Section 4.09.

      Section 4.10   <u>Limitations on Sale and Lease-Back Transactions</u>. The Issuer will not, and will not permit any of its Subsidiaries to, enter into any arrangement with any Person providing for the lease by the Issuer or a Subsidiary of the Issuer of any Principal Property, acquired or placed into service more than 180 days prior to such arrangement (except for leases of three years or less), whereby such property has been or is to be sold or transferred by the Issuer or any Subsidiary of the Issuer to such Person (herein referred to as a "Sale and Lease-Back Transaction"), unless:

EXHIBIT 4.2 to the Form 8-K filed by BOARDWALK PIPELINE PARTNERS, LP on August 21, 2009

(a)   the Issuer or such Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a mortgage on such Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the Notes pursuant to Section 4.09 hereof; or

(b)   the Issuer shall covenant that it will apply an amount equal to the net proceeds from the sale of the Principal Property so leased to the retirement (other than any mandatory retirement) of its Funded Indebtedness within 90 days of the effective date of any such Sale and Lease-Back Transaction, *provided* that the amount to be applied to the retirement of Funded Indebtedness of the Issuer shall be reduced by (i) the principal amount of any Notes delivered by the Issuer to the Trustee within 90 days after such Sale and Lease-Back Transaction for retirement and cancellation, and (ii) the principal amount of Funded Indebtedness, other than Notes, voluntarily retired by the Issuer within 90 days following such Sale and Lease-Back Transaction, and *provided, further*, that the covenant contained in this Section 4.10 shall not apply to, and there shall be excluded from Attributable Debt in any computation under this Section 4.10, Attributable Debt with respect to any Sale and Lease-Back Transaction if:

(A)   such Sale and Lease-Back Transaction is entered into in connection with transactions which are part of an industrial development or pollution control financing, or

(B)   the only parties involved in such Sale and Lease-Back Transaction are the Issuer and any Subsidiary or Subsidiaries of the Issuer.

Notwithstanding these restrictions on Sale and Lease-Back Transactions, the Issuer and its Subsidiaries may enter into, create, assume and suffer to exist Sale and Lease-Back Transactions, not otherwise permitted hereby, if at the time of, and after giving effect to, such Sale and Lease-Back Transactions, the total consolidated Attributable Debt of the Issuer and its Subsidiaries in respect of such Sale and Lease-Back Transactions, together with mortgages incurred pursuant to Section 4.09(y) hereof, does not exceed 10% of Consolidated Net Tangible Assets of the Issuer."

ARTICLE VI
ADDITIONAL EVENTS OF DEFAULT

Section 6.01   *Additional Events of Default*. Only in relation to the Notes, pursuant to Sections 2.03(p) and 6.01(h) of the Original Indenture, the following shall be an "Event of Default" with respect to the Notes:

(a)   Either (i) default by the Issuer, the Guarantor or any Subsidiary of the Issuer in the payment at the Stated Maturity, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, any Indebtedness then Outstanding having a principal amount in excess of $50.0 million or (ii) the acceleration of Indebtedness of the Issuer, any Guarantor or any Subsidiary of the Issuer having a principal amount in excess of $50.0 million by the holders thereof because of a default so that such Indebtedness becomes due and payable prior to its Stated Maturity.

ARTICLE VII
ADDITIONAL AMENDMENTS TO THE ORIGINAL INDENTURE

Section 7.01   *Amendment to Section 11.02(b)*. Only in relation to the Notes, the first paragraph of Section 11.02(b) of the Original Indenture is hereby amended and restated in its entirety to read as follows:

"(b)   Subject to Sections 11.02(c), 11.03 and 11.07, the Partnership at any time may terminate, with respect to Debt Securities of a particular series, all its obligations under the Debt Securities of such series and this Indenture with respect to the Debt Securities of such series ("legal defeasance option") or the operation of (i) Article X; (ii) any covenant made applicable to such Debt Securities pursuant to Section 2.03; (iii) Sections 6.01(d), (g) and (h) (including, without limitation, all Events of Default added pursuant to Article VI of the First Supplemental Indenture); and (iv) as they relate to the Guarantors only, Sections 6.01(e) and (f) ("covenant defeasance option").   If the Partnership exercises either its legal defeasance option or its covenant defeasance option with respect to Debt Securities of a particular series that are entitled to the benefit of the Guarantee, the Guarantee will terminate with respect to that series of Debt Securities. The Partnership may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option."

Section 7.02   *Amendment to Section 14.04(a)*. Only in relation to the Notes, the second sentence of Section 14.04(a) of the Original Indenture is hereby amended and restated in its entirety to read as follows:

"Provided that no Default shall have occurred and shall be continuing under this Indenture, the Guarantee incurred by a Guarantor pursuant to this Article XIV shall be unconditionally released and discharged (i) automatically upon (A) any sale, exchange or transfer, whether by way of merger or otherwise, to any Person that is not an Affiliate of the Partnership, of all of such Guarantor's direct or indirect limited partnership or other equity interests in the Partnership (provided such sale, exchange or transfer is not prohibited by this Indenture) or (B) the merger of such Guarantor into the Partnership or any other Guarantor or the liquidation and dissolution of such Guarantor (in each case to the extent not prohibited by this Indenture) or (ii) following delivery of a written notice of such release or discharge by the Partnership to the Trustee, upon the release or discharge of all guarantees by such Guarantor of any Debt of the Partnership other than obligations arising under this Indenture and any Debt Securities issued hereunder, except a discharge or release by or as a result of payment under such guarantees."

ARTICLE VIII
MISCELLANEOUS

Section 8.01   *Integral Part*. This First Supplemental Indenture constitutes an integral part of the Indenture.

Section 8.02 ***Adoption, Ratification and Confirmation***. The Original Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed.

Section 8.03 ***Counterparts***. This First Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed an original; and all such counterparts shall together constitute but one and the same instrument.

Section 8.04 ***Governing Law***. THIS FIRST SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 8.05 ***Trustee Makes No Representation***. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.

[*Signatures on following page*]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed and delivered, all as of the date first written above.

ISSUER:

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP, LLC, its general partner

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
        Jamie L. Buskill
        Chief Financial Officer

GUARANTOR:

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
        Jamie L. Buskill
        Chief Financial Officer

Signature Page to First Supplemental Indenture

TRUSTEE:

**THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.**, as Trustee

By: /s/ Linda E. Garcia
Name: Linda E. Garcia
Title: Vice President

Signature Page to First Supplemental Indenture

(Form of Face of Note)

No.

CUSIP 096630AB4
ISIN US096630AB45

$_____

BOARDWALK PIPELINES, LP
5.75% Senior Note due 2019

Boardwalk Pipelines, LP, a Delaware limited partnership, promises to pay to
_____, or registered assigns, the principal sum of _____ Dollars
($_____) [or such greater or lesser amount as may be endorsed on the Schedule attached hereto][1]
on September 15, 2019.

Interest Payment Dates:	March 15 and September 15
Record Dates:	March 1 and September 1

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP, LLC, its general partner

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By:_____
        Jamie L. Buskill
        Chief Financial Officer

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

   This is one of the Debt Securities of the series designated 5.75% Senior Notes referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,
as Trustee

By:_____
        Authorized Signatory

Dated:_____

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[1] To be included only if the Note is issued in global form.

(Form of Back of Note)

5.75% Senior Note due 2019

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("**DTC**"), NEW YORK, NEW YORK, TO THE PARTNERSHIP OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN.][2]

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.   Interest. Boardwalk Pipelines, LP, a Delaware limited partnership (the "**Partnership**" or the "**Issuer**"), promises to pay interest on the principal amount of this Note at 5.75% per annum until maturity. The Issuer shall pay interest semi-annually on March 15 and September 15 of each such year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "**Interest Payment Date**"). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from August 21, 2009; *provided* that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; *provided, further*, that the first Interest Payment Date shall be March 15, 2010. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the same rate, and it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2.   Method of Payment. The Issuer shall pay interest on the Notes (except Defaulted Interest) to the Persons who are registered Holders of Notes at the close of business on the March

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[2] To be included only if the Note is issued in global form.

Exhibit A-2

1 or September 1 next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.17 of the Original Indenture with respect to Defaulted Interest, and the Issuer shall pay principal (and premium, if any) of the Notes upon surrender thereof to the Trustee or a paying agent on or after the Stated Maturity thereof. The Notes shall be payable as to principal, premium, if any, and interest at the office or agency of the Trustee maintained for such purpose (which initially is 2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602), or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their addresses set forth in the Debt Security Register or by wire transfer to accounts designated by the Holders; *provided* that payment by wire transfer of immediately available funds shall be required with respect to principal of, and interest and premium, if any, on each Global Security. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. <u>Paying Agent and Registrar</u>. Initially, The Bank of New York Mellon Trust Company, N.A., the Trustee under the Indenture, shall act as paying agent and Registrar. The Issuer may change any paying agent or Registrar without notice to any Holder. The Partnership may act in any such capacity.

4. <u>Indenture</u>. The Issuer issued the Notes under an Indenture dated as of August 21, 2009 (the "***Original Indenture***"), as amended and supplemented by the First Supplemental Indenture, dated as of August 21, 2009 (the "***First Supplemental Indenture***," and, together with the Original Indenture the "***Indenture***"), each between the Issuer, Boardwalk Pipeline Partners, LP, as guarantor (together with its successors, the "***Guarantor***"), and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are the obligation of the Issuer and the Guarantor, initially in aggregate principal amount of $350 million. The Issuer may issue an unlimited aggregate principal amount of Additional Notes under the Indenture. Any such Additional Notes that are actually issued shall be treated as issued and outstanding Notes (and as the same series (with identical terms other than with respect to the issue date, issue price and first payment of interest) as the initial Notes for the purposes indicated in Section 3.02 of the First Supplemental Indenture).

5. <u>Optional Redemption</u>.

(a) At its option, the Issuer may choose to redeem all or any portion of the Notes, at once or from time to time.

(b) To redeem Notes, the Issuer must pay a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 35 basis points, plus, in either case, accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant Interest Payment Date).

For purposes of determining the redemption price, the following definitions shall apply:

"*Comparable Treasury Issue*" means the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the notes to be redeemed.

"*Comparable Treasury Price*" means, for any Redemption Date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"*Independent Investment Banker*" means one of the Reference Treasury Dealers appointed by the Issuer.

"*Reference Treasury Dealers*" means each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and a Primary Treasury Dealer (as defined below) appointed by Wells Fargo Securities, LLC, or an affiliate or successor of the foregoing, and, at the Issuer's option, additional Primary Treasury Dealers (as defined below); *provided, however*, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Issuer shall substitute therefor another Primary Treasury Dealer.

"*Reference Treasury Dealer Quotations*" means, for each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such Redemption Date.

"*Treasury Rate*" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

6.   Mandatory Redemption. The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes or to repurchase them at the option of the Holders.

7.   Notice of Redemption. Notice of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the Redemption Date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than $2,000 may be redeemed in part but only in whole multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the Redemption Date interest shall cease to accrue on Notes or portions thereof called for redemption and with respect to which the redemption price has been paid.

8.   Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuer may require a Holder to pay any taxes or other governmental charges imposed in relation thereto.

9.   Persons Deemed Owners. The registered Holder of a Note shall be treated as its owner for all purposes.

10.   Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the Holders of not less than a majority in aggregate principal amount of the then Outstanding Notes, and any existing default or compliance with any provision of the Indenture relating to the Notes may be waived with the consent of the Holders of not less than a majority in aggregate principal amount of the then Outstanding Notes. Without the consent of any Holder of a Note, the Indenture may be amended or supplemented for any of the purposes set forth in Section 9.01 of the Indenture, including to provide for the assumption of the Issuer's obligations to Holders of the Notes in case of a merger or consolidation of the Issuer or sale of all or substantially all of the Issuer's assets, to add to the covenants of the Issuer or any Guarantor, to cure any ambiguity or omission or to correct any defect or inconsistency, to permit the qualification of the Indenture under the TIA, to add or release Guarantors pursuant to the terms of the Indenture, to make any change that does not adversely affect the rights under the Indenture of any Holder of the Notes, to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Debt Securities in certain circumstances, to evidence or provide for the acceptance of appointment under the Indenture of a successor or separate Trustee or to establish the form or terms of any other series of Debt Securities.

11.   Defaults and Remedies. Each of the following constitutes an Event of Default with respect to the Notes: (i) default in the payment of any installment of interest upon the Notes as and when due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of all or any part of the principal on any of the Notes as and when the same shall become due and payable either at Stated Maturity, upon any redemption, by declaration or otherwise; (iii) default in the performance, or breach, of any covenant or agreement of the Issuer or the Guarantor in respect of the Notes (other than a covenant or agreement in respect of the Notes a default in the performance of which or the breach of which is elsewhere in this Section is specifically dealt with) and continuance of such default or breach for a period of 60 days (or 180 days in the case of a Reporting Failure) after there has been given to

the Issuer and the Guarantor by the Trustee or to the Issuer, the Guarantor and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; (iv) certain events of bankruptcy, insolvency or reorganization with respect to the Issuer or, if and so long as the Notes are guaranteed by a Guarantor, such Guarantor; (v) any Guarantee ceasing to be in full force and effect (except as otherwise provided in the Indenture), being declared in any judicial proceeding to be null and void, or being denied or disaffirmed by the applicable Guarantor; and (vi) either (1) default in the payment of any Indebtedness of the Issuer, the Guarantor or any Subsidiary of the Issuer after the expiration of any applicable grace period after final maturity or (2) the acceleration of Indebtedness of the Issuer, the Guarantor or any Subsidiary of the Issuer by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $50 million; *provided, however*, that the occurrence of any of the events described in clause (iii) above shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Issuer's independent public accountants.

If any Event of Default, other than one described in clause (iv) above, occurs and is continuing, then, unless the principal of and accrued and unpaid interest on all the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the then Outstanding Notes may declare the principal of and interest on all the Notes to be due and payable. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, then in each and every such case, unless the principal of and accrued and unpaid interest on all the Notes shall have already become due and payable, the principal of and interest on all the Notes shall become due and payable immediately, without further action or notice.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of not less than a majority in aggregate principal amount of the then Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default (except a Default relating to the payment of principal, premium, if any, or interest) if the Trustee determines in good faith that withholding notice is in the Holders' interests. The Holders of not less than a majority in aggregate principal amount of the Notes then Outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any past Default or Event of Default and its consequences under the Indenture except a Default or Event of Default in the payment of interest on, the principal of, or premium, if any, on, the Notes or an Event of Default relating to a provision of the Indenture that cannot be amended without the consent of each Holder affected thereby. The Partnership is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Partnership is required within 30 days after the occurrence of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default and certain additional information.

12.   Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

13.   <u>Abbreviations</u>. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

14.   <u>CUSIP and ISIN Numbers</u>. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP and corresponding ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and corresponding ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Boardwalk Pipelines, LP
c/o Boardwalk GP, LLC
9 Greenway Plaza, Suite 2800
Houston, Texas 77046
Attention: General Counsel

NOTATION OF GUARANTEE

The Guarantor (which term includes any successor Person in such capacity under the Indenture) has fully, unconditionally and absolutely guaranteed, to the extent set forth in the Indenture and subject to the provisions of the Indenture, the due and punctual payment of the principal of, and premium, if any, and interest on, the Debt Securities of this series and all other amounts due and payable under the Indenture and the Debt Securities of this series by the Issuer.

The obligations of the Guarantor to the Holders of Debt Securities of this series and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article XIV of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

Guarantor:

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC its general partner

By: _____
        Jamie L. Buskill
        Chief Financial Officer

Assignment Form

To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

_____

(Insert assignee's Social Security or other tax I.D. no.)

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint

_____

agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _____

Your Signature:_____

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee: _____

(Signature must be guaranteed by a financial institution that is a member of the Securities Transfer Agent Medallion Program ("**STAMP**"), the Stock Exchange Medallion Program ("**SEMP**"), the New York Stock Exchange, Inc. Medallion Signature Program ("**MSP**") or such other signature guarantee program as may be determined by the Registrar in addition to, or in substitution for, STAMP, SEMP or MSP, all in accordance with the Securities Exchange Act of 1934, as amended.)

Exhibit A-9

SCHEDULE OF INCREASES OR DECREASES IN THE GLOBAL NOTE[3]

The original principal amount of this Global Note is $_____. The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of Decrease in Principal Amount	Amount of Increase in Principal Amount	Principal Amount of This Global Note Following Such Decrease (or Increase)	Signature of Authorized Signatory of Trustee or Mote Custodian

---

[3] To be included only if the Note is issued in global form.

Exhibit A-10

EXHIBIT 5.1

Vinson&Elkins

August 21, 2009

Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP
9 Greenway Plaza, Suite 2800
Houston, TX 77046

Ladies and Gentlemen:

We have acted as counsel to Boardwalk Pipelines, LP, a Delaware limited partnership (the "Operating Partnership"), and Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the "Partnership"), in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act") of the offering and sale by the Operating Partnership of $350,000,000 aggregate principal amount of 5.75% Senior Notes due 2019, which will be fully and unconditionally guaranteed by the Partnership (the "Notes"). The Notes will be issued and sold pursuant to the Underwriting Agreement dated August 18, 2009 by an among Boardwalk GP, LLC, Boardwalk GP, LP, the Partnership, Boardwalk Operating GP, LLC, the Operating Partnership, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Wells Fargo Securities LLC (the "Underwriting Agreement").

The Notes are being offered and sold pursuant to a prospectus supplement dated August 18, 2009 (the "Prospectus Supplement") filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) on August 19, 2009, to the prospectus dated March 5, 2007 (such prospectus, as amended and supplemented by the Prospectus Supplement, the "Prospectus"), included in and forming part of the Registration Statement on Form S-3 (Registration No. 333-141058) (as amended, the "Registration Statement"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Underwriting Agreement.

The Notes are to be issued as securities pursuant to that certain Indenture, dated as of August 21, 2009 (the "Base Indenture"), between the Partnership and Bank of New York Mellon Trust Company, N.A., as trustee, as amended and supplemented by the First Supplemental Indenture thereto, dated as of August 21, 2009 (the "Supplemental Indenture"), by and among the Partnership, the Operating Partnership and Bank of New York Mellon Trust Company, N.A. (the Base Indenture, as so amended by the Supplemental Indenture, the "Indenture").

In rendering the opinion set forth below, we have examined and relied upon (i) the Registration Statement, the Prospectus Supplement and the Prospectus; (ii) the Partnership's Third Amended and Restated Agreement of Limited Partnership; (iii) the Operating Partnership's Agreement of Limited Partnership (iv) the Underwriting Agreement; (v) the Base Indenture and the Supplemental Indenture and (vi) such other certificates, statutes and other instruments and documents as we consider appropriate for purposes of the opinion

Vinson & Elkins LLP Attorneys at Law
Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston
London Moscow New York Shanghai Tokyo Washington

666 Fifth Avenue, 26th Floor
New York, NY 10103-0040
Tel 212.237.0000 **Fax** 212.237.0100 **www.velaw.com**

hereafter expressed. In addition, we reviewed such questions of law as we considered appropriate.

Based upon and subject to the foregoing and the assumptions, limitations and qualifications set forth herein, we are of the opinion that the Notes will, when they have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indenture and duly purchased and paid for in accordance with the terms of the Underwriting Agreement, constitute valid and legally binding obligations of the Operating Partnership and the Partnership, enforceable against the Operating Partnership and the Partnership in accordance with their terms.

The opinion expressed herein is qualified in the following respects:

1   As to any facts material to the opinion contained herein, we have made no independent investigation of such facts and have relied, to the extent that we deem such reliance proper, upon certificates of public officials and officers or other representatives of the Operating Partnership and the Partnership.

2   We have assumed that (i) all information contained in all documents submitted to us for review is accurate and complete, (ii) each such document submitted to us as an original is authentic and each such document submitted to us as a copy conforms to an authentic original of such document, (iii) all signatures on each document examined by us are genuine, (iv) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete and (v) each natural person signing any document reviewed by us had the legal capacity to do so and each person signing in a representative capacity any document reviewed by us had authority to sign in such capacity.

3   The opinion is limited in all respects to the laws of the State of Delaware, the laws of the State of New York and the federal laws of the United States of America. We do not express any opinions as to the laws of any other jurisdiction.

4   The opinion is qualified to the extent that the enforceability of any document, instrument or security may be limited by or subject to bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally, and general equitable or public policy principles.

5   We express no opinions concerning (i) the validity or enforceability of any provisions contained in the Indenture that purport to waive or not give effect to rights to notices, defenses, subrogation or other rights or benefits that cannot be effectively waived under applicable law or (ii) the enforceability of indemnification provisions to the extent they purport to relate to liabilities resulting from or based upon negligence or any violation of federal or state securities or blue sky laws.

V&E

We hereby consent to the filing of this opinion of counsel as Exhibit 5.1 to the Current Report on Form 8-K of the Partnership dated on or about the date hereof, to the incorporation by reference of this opinion of counsel into the Registration Statement and to the reference to our Firm under the heading "Legal Matters" in the Prospectus Supplement and the Prospectus. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder.

Very truly yours,

/s/ VINSON & ELKINS L.L.P.
VINSON & ELKINS L.L.P.

Exhibit 12.1


BOARDWALK PIPELINE PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)


	For the Six Months Ended June 30,		For the Year Ended December 31,				
	2009	**2008**	**2008**	**2007**	**2006**	**2005**	**2004**
Earnings:							
Income before income taxes	$ 72.6	$153.3	$295.0	$228.5	$197.8	$160.5	$ 81.2
Amortization of capitalized interest	1.1	-	0.5	-	-	-	-
Fixed charges	69.0	61.3	133.7	90.6	66.9	62.1	30.5
Capitalized interest	(7.1)	(23.5)	(72.6)	(26.3)	(1.9)	(0.2)	-
Total earnings	$135.6	$191.1	$356.6	$292.8	$262.8	$222.4	$111.7
Fixed Charges:							
Interest expense, net of capitalized interest	$ 59.7	$ 36.3	$ 57.3	$ 61.9	$ 62.5	$ 60.5	$ 30.4
Capitalized interest	7.1	23.5	72.6	26.3	1.9	0.2	-
Implicit interest in rents	2.2	1.5	3.8	2.4	2.5	1.4	0.1
Total fixed charges	$ 69.0	$ 61.3	$133.7	$ 90.6	$ 66.9	$ 62.1	$ 30.5
Ratio of earnings to fixed charges	**1.97x**	**3.12x**	**2.67x**	**3.23x**	**3.93x**	**3.58 x**	**3.66x**

For purposes of calculating the ratio of consolidated earnings to fixed charges:

- "earnings" is the aggregate of the following items: pre-tax income or loss from continuing operations before income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; plus distributed income of equity investees; less our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less capitalized interest; less preference security dividend requirements of consolidated subsidiaries; and less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

- "fixed charges" means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries. Fixed charges are not reduced by any allowance for funds used during construction.